As filed with the Securities and Exchange Commission on August 3, 2004
Registration Number 333-114614

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Lindows, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	33-0976700
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9333 Genesee Ave., 3rd Floor

San Diego, California 92121
(858) 587-6700
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Michael L. Robertson

Chairman and Chief Executive Officer
Lindows, Inc.
9333 Genesee Ave., 3rd Floor
San Diego, California 92121
(858) 587-6700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven G. Rowles, Esq. Clint B. Davis, Esq. Morrison & Foerster LLP 3811 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 720-5100	Michael S. Umansky, Esq. General Counsel Lindows, Inc. 9333 Genesee Ave., 3rd Floor San Diego, California 92121 (858) 587-6700	Matthew W. Sonsini, Esq. Clay B. Simpson, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 3, 2004

Lindows, Inc. 4,400,000 Shares of Common Stock

This is our initial offering of our shares to the public, and no public market currently exists for our shares. We expect that the public offering price will be between $9.00 and $11.00 per share.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Lindows	$	$

We have granted the underwriters the right to purchase up to 660,000 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on                     , 2004.

Proposed Nasdaq National Market Symbol: LINE

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners	JMP Securities

Merriman Curhan Ford & Co.	Kaufman Bros., L.P.

The date of this prospectus is                     , 2004

Business Model

Linspire Plus
Linspire Office
SurfSafe
VirusSafe
Click-N-Buy
Products and Services
CNR™
Our proprietary technology, which we refer to as our "CNR technology," allows users to rapidly and easily install programs and services from our website, usually with one click of their mouse.
Linspire
Laptop Edition
Developers Edition
Language Editions

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

      You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to invest in our common stock. References in this prospectus to our restated certificate of incorporation and restated bylaws refer to the restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering.

Lindows, Inc.

Overview

      We are a developer and vendor of Linux-based operating systems, application software and services designed specifically for desktop and laptop computers in homes, schools and businesses. We use technology and software developed by the collaboration of independent Linux developers, referred to as the open source community, with our own technology and software to offer affordable, easy-to-use software products and services, many of which are similar in feel and functionality to our higher-priced competitors. The cornerstone of our product line is our Linspire operating system. We also offer Linux application software and services developed by us and others. We sell and distribute our products and services both by pre-installing them on third-party computer hardware and through the Internet using our proprietary technology. This technology, which we refer to as our “CNR technology,” allows users to license, install, manage, and configure programs available from our software Warehouse on the Linspire.com website.

Industry Background

      According to International Data Corporation, or IDC, worldwide client operating system revenues were approximately $10.4 billion in 2002. IDC data shows that Microsoft captured 96.1% of this revenue through its Microsoft Windows products during the same period.

      The application software market is larger and more fragmented than the desktop operating system market, with many competitors selling consumer, education and business oriented application software for various platforms.

      International and emerging markets are increasingly important to the personal computer operating system industry. According to IDC, the value of personal computers sold into the U.S. has declined as a percentage of the worldwide personal computer market from 38.9% in 2000 to 32.0% in 2003.

The Linux Desktop Opportunity

      As the prices for personal computers, or PCs, have continued to decline, the relative cost of the Microsoft Windows operating system has increased. In value-priced PCs and laptops, which we consider to be those with a manufacturer’s suggested retail price, or MSRP, of less than $600, the Microsoft Windows operating system and bundled software can be the most expensive component. As computer manufacturers continue to compete on price, and value conscious consumers look to save money, we believe that operating systems based on Linux technology will increasingly be offered on value-priced computers.

Risks Affecting Us

      We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed in “Risk Factors.” From inception through March 31, 2004 (unaudited), we had an accumulated deficit of $13,480,909, as restated (see Note 2 to our financial statements). The report of our independent registered public accounting firm on our 2003 financial statements states that our historical losses and negative cash flows raise substantial doubt about our ability to continue as a going concern. While we expect that either the proceeds from our recent settlement with Microsoft or the completion of this offering will enable us to continue as a going concern, we also expect to continue to incur significant losses over the next several years, and we may never become profitable. If we are unable to expand our distribution channels and convince desktop and laptop users that our Linux-based products and services are affordable and effective alternatives to Microsoft’s products and services, we will fail to achieve our business objectives. For more information regarding our recent settlement with Microsoft, see “Business — Legal Proceedings.”

Our Solution

      We have developed a simple and comprehensive solution allowing homes, schools and businesses to use a Linux-based operating system and to install and maintain application software on PCs. Our Linux-based desktop solution, the Linspire operating system, is:

•	Easy to use — The Linspire operating system presents the user with an intuitive and comfortable graphical user interface.

•	A full-featured platform — The Linspire operating system is configured to perform many common tasks such as email and Internet browsing.

•	CNR equipped — Our proprietary CNR technology allows users to license, install, manage, update, and configure programs available from our software Warehouse on the Linspire.com website.

•	Hardware compatible — We believe the Linspire operating system is able to work with many of the most popular PCs and peripheral devices on the market today, including laser and inkjet printers, displays, digital cameras, network cards, and storage devices.

•	File compatible — Users can work with many common file types used by Microsoft’s office suite.

•	Stable and secure — We believe the Linspire operating system is currently less prone to virus attacks than other desktop operating systems not based on Linux.

      As a result of these features, more than 550 hardware manufacturers, systems builders and software and hardware resellers have participated in our channel distribution programs by licensing the right to distribute the Linspire operating system or sell hardware pre-installed with the Linspire operating system. We refer to participants in our channel distribution programs as our channel partners.

Strategy

      We generate revenue from the sale of affordable desktop operating systems, application software and services for desktop and laptop computers. We seek to build a large installed base of computers running our Linspire operating system, to which we will offer value-added applications and services. The key elements of our strategy are:

•	broaden distribution of the Linspire operating system by making it available on a large scale, quickly and at a low cost;

•	use CNR technology to drive revenues from our value-added software and services;

•	focus on products and services primarily for desktop and laptop users;

•	support and leverage the open source community;

•	increase our penetration into international and emerging markets; and

•	increase awareness of Linspire and our other brands.

Corporate Information

      We were incorporated in Delaware on July 24, 2001 under the name “Lindoz, Inc.” We changed our name to “Lindows.com, Inc.” in September 2001 and to “Lindows, Inc.” in March 2004. We also conduct business under the trademark “Linspire.” Pursuant to our recent settlement agreement with Microsoft, we intend to change our name to Linspire, Inc. by September 14, 2004.

      Our principal executive offices are located at 9333 Genesee Ave., 3rd Floor, San Diego, California 92121, and our telephone number is (858) 587-6700. Our corporate website address is www.lindowsinc.com. Our branded commerce website is www.linspire.com. The information contained in, or that can be accessed through, our websites should not be considered a part of, nor is such information incorporated into, this prospectus.

      Linspire, CNR and our logos are our trademarks. We have applied to register Linspire and CNR with the U.S. Patent and Trademark Office. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	4,400,000 shares

Common stock to be outstanding after this offering	20,655,506 shares

Use of proceeds	We expect to use the net proceeds of this offering to expand our sales and marketing activities, including developing further the distribution channels for our Linux-based operating system, application software and services, to continue to develop existing and new products, technologies and services, and for other working capital and general corporate purposes, including potential acquisitions of products, technologies or companies.

Proposed Nasdaq National Market symbol	LINE

      The number of shares of common stock to be outstanding after this offering is based on the shares outstanding as of March 31, 2004. This number excludes as of March 31, 2004:

•	1,053,391 shares of our common stock subject to outstanding options under our 2001 stock incentive plan, having a weighted average exercise price of $0.04 per share; and

•	510,452 shares of our common stock reserved for future issuance under our 2001 stock incentive plan.

      In addition, except where we state otherwise, the information we present in this prospectus reflects:

•	a 1-for-3.65 reverse stock split effected in July 2004;

•	the conversion of all our outstanding preferred stock into 14,452,054 shares of common stock, which shall occur automatically upon the closing of this offering pursuant to the terms of our currently effective amended and restated certificate of incorporation;

•	the adoption of our restated certificate of incorporation and restated bylaws to be effective upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The following tables summarize the financial data for our business. For a more detailed explanation of our financial condition and operating results, you should read “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary financial data at March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements which are included elsewhere in this prospectus. The pro forma information included in the statement of operations and balance sheet data has been computed as described in Note 1 to the financial statements. The pro forma as adjusted balance sheet data reflects the unaudited balance sheet data at March 31, 2004 adjusted for the conversion of all outstanding shares of preferred stock into 14,452,054 shares of common stock and the receipt of the estimated net proceeds from the sale of the shares of common stock in this offering, at an assumed initial public offering price per share of $10.00, after deducting estimated underwriting discounts and commissions and offering expenses.

	Period from
	July 24, 2001	Years ended		Three months ended
	(inception) to	December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004(1)

					(unaudited)
				(unaudited)	(restated)
Net revenues	$—	$63,131	$2,074,002	$311,673	$1,030,061
Cost of sales	—	415,077	605,567	158,198	211,438

Gross profit (loss)	—	(351,946)	1,468,435	153,475	818,623
Operating loss	(1,146,138)	(6,651,667)	(3,793,187)	(1,307,945)	(1,499,157)

Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)

Weighted average shares — basic and diluted	324,890	769,346	1,435,387	1,213,898	1,727,917
Net loss per common share — basic and diluted	$(3.47)	$(8.65)	$(2.84)	$(1.12)	$(0.94)

Pro forma weighted average shares used in computing pro forma net loss per share as adjusted for conversion of preferred stock(2)			15,887,441	15,665,952	16,179,971

Pro forma net loss per share, adjusted for conversion of preferred stock(2)			$(0.26)	$(0.09)	$(0.10)

Pro forma net loss, adjusted for effect of executive officer employment agreements(3)	—	—	$(4,823,908)	$(1,511,290)	$(1,815,344)

Pro forma net loss per share, adjusted for effect of executive officer employment agreements(3)	—	—	$(3.36)	$(1.24)	$(1.05)

Pro forma net loss per share as adjusted for effect of executive officer employment agreements, on a fully-diluted basis giving effect to conversion of preferred stock(3)			$(0.30)	$(0.10)	$(0.11)

	As of March 31, 2004
	(unaudited) (restated)(1)

			Pro forma
	Actual	Pro forma	As adjusted

Balance Sheet Data:
Cash and cash equivalents	$5,150,495	$5,150,495	$44,320,495
Working capital	$2,404,302	$2,404,302	$41,574,302
Total assets	$6,064,623	$6,064,623	$45,234,623
Total indebtedness	$10,416,792	$10,416,792	$10,416,792
Convertible preferred stock	$5,275	$—	$—
Stockholders’ equity (deficit)	$(7,474,287)	$(7,474,287)	$31,695,713

(1)	See note 2 to the financial statements.

(2)(3)	See “Selected Financial Data” for calculation.

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business and Industry

We may lack the financial, operational and sales and marketing resources to compete effectively with Microsoft and other operating system and application software providers, which may limit our commercial opportunity.

      Our primary competitor, Microsoft Corporation, has significantly more financial, operational and sales and marketing resources than we do. In addition, the desktop computer market is dominated by Microsoft’s Windows operating system. Accordingly, it will be difficult for us to compete effectively against Microsoft and other companies whose products are compatible with the Microsoft Windows operating system. We also will likely face intense competition from other established operating system developers, including Red Hat, Novell, Sun Microsystems, and Apple, among others. These competitors may be able to leverage their existing service organizations and provide better levels of support on a more cost-effective basis than we can, and their greater resources, installed base, brand recognition, and more established distribution and other collaborative relationships may make it difficult for us to effectively access and exploit existing and future distribution channels to attract and retain an adequate customer base. We also face competition from many smaller Linux-based operating system providers. If we are unable to compete effectively against existing and future competitors, our business will not succeed.

If we fail to continue to establish and maintain distribution and other collaborative relationships, we may not be able to attract and retain a sufficient customer base.

      Our success depends in part on our ability to continue to establish and maintain distribution and other collaborative relationships with hardware manufacturers, systems builders and software and hardware resellers, which we refer to as channel partners. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to access through our direct sales and marketing efforts. If our channel partners fail to realize adequate financial benefits from these relationships, we may not be able to maintain existing channel partnering relationships or establish new relationships on attractive terms. In addition, most of our existing channel partnering relationships do not, and any future channel partnering relationships may not, afford us any exclusive marketing or distribution rights. As a result, many of the companies with which we have channel partnering relationships may pursue alternative technologies and develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Our channel partner agreements typically have not included minimum purchase or license obligations.

Our business may not succeed because our open source software business model is unproven.

      We have not demonstrated the success of our open source software business model, which gives our customers the right to freely copy and distribute some of the software in our operating system and in the applications we develop and distribute. There is uncertainty in connection with open source business models, particularly as to whether or not businesses based on open source software can operate profitably. In addition, because our business model also contemplates developing and distributing products based on and including technology that is not open source, those within the Linux and open source communities who oppose the development and distribution of technology that is not open source may refuse to purchase our products, refuse to collaborate with us or offer products through our software Warehouse, encourage others not to purchase our products and attempt to harm our reputation both within and outside of the Linux and open source communities. We also face risks that independent developers may develop competing open source solutions or choose to take proprietary products in which we have invested significant time and resources and make similar products available on an open source basis, making our proprietary solutions less attractive and decreasing our revenue. If our business model should fail to gain both widespread commercial and open source community acceptance, we will not be able to sustain our revenue and our business could fail.

The market for Linux solutions may not grow as we anticipate, which would limit our commercial opportunity.

      Our strategy for marketing our Linux solutions depends in part upon our belief that homes, schools and businesses will increasingly adopt Linux solutions. If homes, schools and businesses, which at present favor Microsoft, UNIX and other non-Linux operating systems, do not increasingly adopt Linux operating systems and related solutions, a market for our products will not develop. Factors that may keep homes, schools and businesses from adopting Linux solutions include:

•	technical difficulty in installing and configuring many of the currently available Linux-based operating systems and software applications;

•	lack of well-financed companies pursuing the adoption of Linux in the desktop computer market, coupled with the lack of computers pre-installed with a Linux operating system;

•	few high quality applications developed for Linux-based desktop operating systems as compared with their Microsoft Windows-based counterparts;

•	lack of compatibility with the majority of applications created for personal computers; and

•	greater familiarity with and previous significant investments by consumers in Microsoft Windows and other competing systems.

Our fee-based contract model may encounter customer resistance, which could cause us to lose revenues.

      Many of our Linux-based products and services require customers to pay a service or license fee. Customers and potential customers who believe we should distribute our services and products without cost may resist this distribution model. To the extent we are unsuccessful in promoting or defending this distribution model, our revenues and reputation in the open source community could be harmed.

Our marketing and distribution strategy may adversely impact revenues from licensing our operating system.

      Our marketing and distribution strategy relies in part on making our Linspire operating system available to consumers at a low cost by working with our channel partners to pre-install PCs and hard drives with the Linspire operating system and by free promotional distributions of the Linspire operating system. This strategy is designed to grow our Linspire operating system installed base so that we can increase revenues through the sale of application software and services. The availability of the Linspire operating system at no charge, or at a low price, may adversely affect the price at which we can license our Linspire operating system directly to consumers from our website, which could reduce our revenues.

We rely in part on an indirect sales channel for distribution of our products, and disruption of any part of this channel could adversely affect the sales of our products and services.

      We sell our products and services through an indirect sales channel in which our channel partners sell our products and services to their customers, either on a stand-alone basis or incorporated in products that they manufacture. We have no written agreement or other relationship with many of the retailers and resellers of our products and services, and therefore cannot control the relationships through which our products and services are ultimately sold to homes, schools and businesses. As a result, our distribution channel could be affected by disruptions in the relationships between our distributors and their customers. We also cannot guarantee that our distributors will market our products effectively or continue to devote the resources necessary to provide us or our customers with effective sales, marketing and technical support. Disruptions in our distribution channel or poor marketing and support by third parties could lead to decreased sales or slower than expected growth.

We rely on one distributor for the exclusive distribution of our products and services in Japan, and this distributor has acquired a competing product.

      In the twelve months ended December 31, 2003 and the three months ended March 31, 2004, our distribution arrangement with Livedoor Co., Ltd., a Japanese information technology company, accounted for approximately 11% and 38% of our net revenue, respectively. We entered into a follow-on distribution agreement with Livedoor in April 2004 which extends Livedoor’s exclusive right to market, sell and support the Japanese versions of our products and services in Japan. In exchange for the additional year as exclusive distributor in Japan, Livedoor will pay us additional nonrefundable exclusive licensing fees of $1,069,000 payable in four quarterly installments ending on February 17, 2005. The new agreement remains in effect through August 29, 2005. Our future sales to Livedoor will be affected by the success of our products and services in the Japanese market. We expect that Livedoor will continue to represent a significant portion of our revenues in 2004. However, Livedoor does not have a commitment to purchase a specific amount of our products in future periods, and there can be no assurance that they will continue as our Japanese distributor. Livedoor also recently acquired Turbolinux, and may intend to market Turbolinux’s competing operating system product in Japan during the period of our agreement. Consequently, our business and results of operations could be adversely affected by the loss of the Livedoor relationship or the reduction, delay or cancellation of Livedoor orders.

Because we recently adopted an alternative name strategy for our commerce website and our products and services, and will be changing our corporate name, our existing and potential customers, channel partners, industry vendors, and investors may not recognize our new brand and name, which may cause our revenues to decline.

      In response to our prior litigation with Microsoft Corporation, we recently adopted an alternative name strategy for our commerce website and our products and services. We also have changed the location of our commerce website from www.lindows.com to www.linspire.com. Because we have previously marketed our products and services under the Lindows name, some of our existing and potential customers, channel partners, industry vendors, and investors may not recognize our new brand. To increase awareness of our new brand, we may need to spend significant amounts on marketing activities. These expenditures may not increase our brand recognition or result in increased revenues sufficient to cover such marketing expenses. In addition, even if brand recognition increases, the number of new customers or the number of transactions on our commerce website may not increase. Furthermore, pursuant to our recent settlement agreement with Microsoft, we have agreed to change our corporate name and abandon the Lindows trademark. These additional changes will cause us to incur additional expenses and may result in a decline in our revenues. Please see “Business — Legal Proceedings” for more description of our settlement with Microsoft.

Our reliance on independent third parties to develop software included in our products and services could result in delays or unreliable products and services and damage to our reputation.

      Our operating systems and application software consist of many different software code components, including the heart of Linux technologies, the Linux kernel. Most of this software is developed by independent third parties over whom we have no control. We cannot guarantee that we have selected or will select in the future the most reliable software code components available in the market or that we will successfully integrate the many components of our products. In addition, if any of this third-party software is not reliable or available, we may have to develop it ourselves, which would significantly increase our development expenses and delay our time to market. Our customers could be dissatisfied if any of these products fails to work as designed or if adequate product support is not provided, which could damage our reputation and lead to litigation.

If third-party application software providers do not continue to make their new applications compatible with our Linux-based operating systems, our software will not be competitive.

      Our products will not be competitive unless new software applications developed by third parties continue to be compatible with our Linux-based operating system. We believe the availability of compatible third-party application software products depends in part on third-party developers’ perception and analysis of the relative benefits of developing, maintaining and upgrading software for Linux-based operating systems versus software for the larger Microsoft Windows market. This analysis is based on factors such as the perceived strength of our business and products, the anticipated potential revenue that may be generated, acceptance by customers of our operating system, and the costs of developing compatible software products. Our limited operating history, financial losses in prior years and minority market share in the operating system market may cause software developers to question our prospects for success, in which case developers could be less inclined to develop new application software or upgrade existing software for our Linux-based operating systems. We intend to encourage the development of additional applications that operate on Linux-based operating systems by attracting third-party developers to the Linux platform and maintaining our existing developer relationships through marketing and technical support for third-party developers. If we are not successful in achieving these goals, however, our products will not be competitive and our sales will be adversely affected.

Security and privacy breaches may expose us to liability and cause us to lose customers.

      Our security measures may not prevent security breaches that could harm our business. Currently, a significant number of our users provide us with credit card and other financial information and authorize us to bill their credit card accounts directly for our products and services. We rely on open source encryption technology, as well as authentication certification services purchased from a third party, to effect secure transmission of this confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information, cause interruptions in our operations or expose customers to computer viruses.

      Our servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We have experienced attacks on our system that resulted in the compromise of unsecured data, but which have had no material impact on us. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we operate. Security breaches could damage our reputation and expose us to liability or losses. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

      In addition, our users may be targeted by parties using fraudulent emails to misappropriate passwords, credit card numbers or other personal information. In addition to harming our users, fraudulent emails could damage our reputation, reduce our ability to attract new users to our websites and diminish the value of our brand names.

We are vulnerable to system failures, which could adversely affect the sales of our products and services and harm our business.

      We rely on our commerce website to sell our application software and services, and to a lesser extent, our operating systems. Any interruption in the availability of our commerce website will likely reduce our revenues, and our future revenues could be harmed if our users believe that our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. The majority of our systems are not redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, a decision by our third-party hosting provider to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facility could result in lengthy interruptions in our services. In addition, the failure by our hosting facility to provide our required data communications capacity could result in interruptions in our service. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

      Any interruption in the availability of our websites would place increased burdens on our engineering staff and create a large volume of user questions and complaints that would need to be addressed by our customer support personnel. Additionally, any unscheduled interruption in our services would likely result in a loss of revenues and could cause some users to switch to our competitors.

      Our infrastructure could prove unable to handle a larger volume of customer transactions. Any failure to accommodate transaction growth could impair customer satisfaction, lead to a loss of customers, impair our ability to add customers, or increase our costs, all of which would harm our business.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

      Different groups of open source software programmers typically compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we adopt new technology and incorporate it into our products and competing technology becomes more widely used or accepted, the market appeal of our products may be reduced, which could result in harm to our reputation, decreased revenue or increased expense to alter our technology.

There are few technology barriers to entry in the open source market, which may increase the competitive threats we face and limit the demand for our products and services.

      One of the characteristics of open source software is that anyone can modify the existing software or develop new software that competes with existing open source software. Such competition can develop without the degree of overhead and lead time required in the case of traditional proprietary software companies. It is also possible for a competitor with greater resources than ours to develop its own open source operating system solution, potentially reducing the demand for our solutions.

We may encounter difficulties managing our growth, which could adversely affect our results of operations.

      We will need to expand and effectively manage our organization and operations in order to successfully extend our product and service offerings and geographic reach. We increased the number of our full-time employees from two as of August 31, 2001 to 62 as of March 31, 2004. We expect to continue to grow as needed to meet our strategic objectives. If we continue to grow, it is possible that our management, employees, systems, and facilities currently in place may not be adequate. Our need to effectively manage our operations, growth and various projects requires that we continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to successfully implement these tasks on a larger scale, our operations and financial results could be adversely affected.

We expect to increase our sales and marketing expenditures to broaden our market penetration, but these efforts may be unsuccessful and our business may not succeed.

      In order for us to successfully market our products on a wide scale, we must achieve sufficient market penetration and broad recognition as a leading provider of Linux-based software solutions for the desktop computer. We may lack the economic and managerial resources necessary to promote this growth. We expect to increase our sales and marketing expenses in future periods as we attempt to build our installed base, and there can be no assurance that these efforts will be successful.

If we do not successfully integrate the operations of any future acquisitions, we may incur unexpected costs and experience disruptions to our business.

      As part of our business strategy, we may enter into business combinations and acquisitions in the future. Our management team has limited experience making acquisitions, and we have made no acquisitions to date. Future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to developing acquired technologies;

•	increased amortization expenses;

•	higher than expected acquisition and integration costs;

•	impairment of relationships with key suppliers, distributors or customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions.

      Although we periodically engage in preliminary discussions with respect to acquisitions of companies, we are not currently a party to any such agreements or commitments.

If we are unable to attract and retain key management and staff, we may be unable to successfully extend our product and service offerings.

      We are a small company, with approximately 75 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and personnel. In the software industry, there is substantial and continuous competition for highly skilled business, product development, technical, and other personnel. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede our ability to extend our product and service offering and cause our stock price to decline. In addition, while we have entered into employment agreements with Michael L. Robertson, our Chairman and Chief Executive Officer, Kevin B. Carmony, our President and Chief Operating Officer, Chad H. Olson, our Chief Financial Officer, and Thomas C. Welch, our Chief Technology Officer, none of these agreements guarantees the services of the individual for a specified period of time. Furthermore, we do not carry “key person” insurance covering members of senior management. If we lose Mr. Robertson, Mr. Carmony, Mr. Olson, Mr. Welch, or other key personnel, we may not be able to find suitable replacements, and our business may be harmed as a result.

We may not be able to meet the operational and financial challenges that we will encounter as our international operations continue to expand. We have derived a material percentage of our revenues from Japan and Europe, and expect our business in Latin America to increase.

      In 2002 and 2003, approximately 21% and 35%, respectively, of our revenues were from customers outside of the U.S., principally in Japan and Europe. As we expand our international operations, we expect our business in Latin America to increase. We will face a number of challenges associated with the conduct of business overseas. For example:

•	we may have difficulty managing and administering a globally-dispersed business;

•	fluctuations in exchange rates and currency devaluations may negatively affect our operating results;

•	we may have to comply with a wide variety of foreign laws;

•	we may not be able to adequately protect our intellectual property rights overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

•	export controls and times of crisis could prevent us from shipping our products into and out of certain markets;

•	changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries;

•	economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets; and

•	an increase in the perceived risks associated with investing in emerging economies such as those in Latin America could limit foreign investment and adversely affect those economies, which could adversely impact our revenues.

      Any failure by us to effectively manage the challenges associated with the international expansion of our operations could adversely affect our business, operating results and financial condition.

Customer complaints or negative publicity about our customer service could affect use of our products and services adversely and, as a result, our business could suffer.

      Customer complaints or negative publicity about our customer service could diminish consumer confidence in and use of our products and services. We have limited customer service personnel and rely heavily on self-service, web-based support. Our web-based support system is not equipped to handle all customer service issues and complaints effectively. If we do not handle customer service and complaints effectively, our reputation may suffer and we may lose our customers’ confidence. Additionally, expanding our customer service capabilities would require significant personnel expense, which could impact our results of operations.

Risks Related to Financial Results and Need for Financing

We have incurred significant operating losses since our inception. We expect to incur significant additional operating losses in the future and may not achieve profitability.

      We have generated operating losses each year since our inception in July 2001. As of March 31, 2004, we had an accumulated deficit, as restated, of $13,480,909. For the quarter ended March 31, 2004, our cash used in operations was $459,198. Our future product development and sales and marketing activities will require significant expenditures. We expect to continue to incur additional operating losses and capital expenditures over the next several years and anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop the distribution channels for our products and services and expand our product development and sales and marketing activities. Currently, we estimate that we will need to use a minimum of $15,000,000 from the proceeds of this offering, our recent settlement with Microsoft or from other sources to fund operating losses, expected capital expenditures and other working capital requirements for the 24 months from the date of this prospectus. However, the extent of our future operating losses, capital expenditures and other working capital requirements and the timing of our reaching profitability are highly uncertain, and we may never achieve profitability. If we do not achieve profitability on the timeline we anticipate, or at all, our ability to achieve our development and expansion goals would be adversely affected. For more information regarding our recent settlement with Microsoft, see “Business — Legal Proceedings.”

Our quarterly revenues and financial results are likely to fluctuate significantly and may not meet our expectations or those of third parties, which could cause our stock price to fall rapidly.

      Our quarterly revenues and financial results have fluctuated and may continue to fluctuate from quarter to quarter. For example, our unaudited revenues and operating profit (loss) were approximately $312,000 and $(1,308,000) in the first quarter of 2003, $419,000 and $83,000 in the second quarter of 2003, $607,000 and $(841,000) in the third quarter of 2003, $736,000 and $(1,727,000) in the fourth quarter of 2003 and, as restated, $1,030,000 and $(1,499,000) in the first quarter of 2004. In addition, as a result of the $237,000 in additional revenue recorded in the first quarter of 2004 related to the Livedoor agreement signed in March 2003, as well as the fact that we did not begin recognizing revenues under the Livedoor agreement signed in April 2004 until the first payment of $184,000 was received in the third quarter of 2004, we expect that second quarter 2004 revenues will be approximately 30% lower than those in the first quarter. Factors that are likely to cause our quarterly revenues and financial results to fluctuate include those disclosed in these risk factors and the following:

•	our ability to attract and retain new customers and maintain customer satisfaction;

•	the level of adoption of Linux in homes, schools and businesses generally;

•	the timing of product releases and upgrades of our Linux-based operating system and software applications, and other new or enhanced products and services introduced by us or by our competitors; and

•	the costs and results of litigation that involves us.

      Additionally, our quarterly financial results may vary because we base our current and projected future expense levels in part on our estimates of future revenues. Our expenses are, to a large extent, fixed in the short term. We may not be able to adjust our spending quickly enough to achieve our projected financial results for a quarter if our revenues in that quarter fall short of our expectations. If our quarterly revenues or financial results are below the expectations of securities analysts or investors, the price of our common stock could fall rapidly.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

      We have received an audit report from our independent registered public accounting firm containing an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We believe that either the proceeds from our recent settlement with Microsoft or the successful completion of this offering will provide us with the necessary working capital to continue as a going concern.

Our short operating history makes it difficult to evaluate our business and prospects.

      We were originally incorporated in July 2001 and began selling products in January 2002. As a result, we have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our business and prospects in light of the risks and difficulties we may face as an early stage company with limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully would harm our business.

We likely will need to raise additional funds to pursue our growth strategy or continue our operations and we may be unable to raise capital when needed.

      We believe that either the proceeds from our recent settlement with Microsoft or the net proceeds from this offering will be sufficient to fund our operations for at least the next 24 months. However, we anticipate that we may need to raise additional capital in the future to facilitate long-term expansion, to respond to competitive pressures or to respond to unanticipated financial requirements. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock, and our stockholders will experience dilution of their ownership interests. A failure to obtain additional financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will substantially dilute the ownership interests of existing stockholders, or scale back, or fail to address opportunities for expansion or enhancement of, our operations. Since our inception, we have experienced negative cash flow from operations and expect to experience negative cash flow from operations for the foreseeable future.

We are recording non-cash stock-based compensation, which may result in an increase of our net losses.

      Stock-based compensation represents an expense arising from the difference between the deemed fair value of common stock for financial reporting purposes at the time of an option grant or stock issuance and the option exercise price or price paid for the stock. Stock-based compensation is amortized on an accelerated basis over the vesting period of the option or issuance. From inception through March 31, 2004, deferred stock-based compensation related to option grants and stock issuances to our employees totaled approximately $1,077,000, which is being amortized on an accelerated basis as the options or stock are earned, generally over a period of four or five years. We have also modified the terms of one of our option grants to accelerate the vesting of the option. This modification may increase our future net losses if the optionee’s employment terminates before the end of the original option vesting period. Also, we have granted options to consultants which, for expense recognition purposes, are remeasured at each reporting date during the vesting period.

This remeasurement and the corresponding effect on the related expense may result in an increase in our net losses for a given period.

Risks Related to Our Intellectual Property and Litigation

We could be forced to reimburse our insurance carrier for some or all legal fees and costs it has paid relating to our prior litigation with Microsoft.

      We are in litigation with our insurance carrier relating to our prior litigation with Microsoft. With respect to the Microsoft lawsuit in the U.S., we obtained a decision from the court that our carrier is obligated to bear the cost of our legal defense and that it breached its contract with us by refusing to defend. That decision may be appealed to an appellate court, but, based on that decision and our settlement with Microsoft, the only remaining issues to be decided by the court currently hearing the case are issues related to damages we are seeking against the carrier for its breach of contract, and our bad faith claim against the carrier for its failure to defend. With respect to the foreign litigation brought by Microsoft, we recently brought suit against the same insurance carrier to enforce its obligations to us regarding the foreign litigation. Our carrier has agreed only to pay partial defense costs for the foreign litigation, subject to its reservation of rights to deny coverage and seek reimbursement.

      If our carrier successfully appeals the decision relating to its obligation to bear the cost of our legal defense with respect to Microsoft’s U.S. litigation, we may be forced to reimburse our carrier for some or all of the legal fees and costs it has paid to us or our legal counsel in the Microsoft U.S. litigation. If we are unsuccessful in our lawsuit relating to the foreign litigation, we also may be forced to reimburse our carrier for some or all legal fees and costs it has paid to us or our legal counsel, and continues to pay to us or our legal counsel, relating to the foreign litigation. Furthermore, even if our carrier is required to bear the cost of our legal defense in the foreign litigation, it may only be required to cover a portion of the fees charged by the attorneys defending the case, in which case we would be required to bear the portion of the legal fees in excess of the amounts covered by our carrier. Because of the uncertainties as to whether our carrier will be required to cover the legal defense costs in the foreign litigation, we have accrued $250,000 in estimated legal fees as of March 31, 2004 relating to the foreign litigation.

      As of March 31, 2004, our carrier has paid approximately $3,280,000 of our legal fees and costs relating to our U.S. and foreign litigation with Microsoft. If we are forced to reimburse our carrier for these legal fees and costs, our financial position and ability to fund our operations could be materially harmed.

      We may not prevail in our lawsuits with our insurance carrier. Each of these lawsuits has resulted in significant expenses and has been, and is expected to continue to be, a diversion of management’s time and other resources well into the future. Please see “Business — Legal Proceedings” for more description of our litigation with our insurance carrier.

We could be prevented from selling or developing most of our software if the GNU General Public License and similar licenses under which most of our products are developed and licensed are not enforceable.

      The Linux kernel and our operating system and application software have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. The GNU General Public License is a subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. It is possible that a court would hold these licenses to be unenforceable in that litigation or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing most of our products.

Claims that we have infringed the intellectual property rights of others could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

      The software industry is characterized by frequent litigation regarding intellectual property infringement. We are particularly vulnerable to infringement claims because our products are comprised of distinct software components, many of which are developed by numerous independent parties. As the number of products in the desktop operating systems market increases, we believe that infringement claims are likely to become more common.

      Infringement claims could require us to seek to obtain licenses from third parties in order to continue offering our products, reengineer our products or discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis. Defending infringement claims, even claims without significant merit, can be expensive and divert management’s attention. An adverse legal decision affecting our intellectual property could materially harm our business.

Our products may contain defects that may be costly to correct, may delay market acceptance of our products and may expose us to litigation.

      Despite testing by ourselves and our customers, defects have been and may continue to be found in our products after commencement of commercial shipments. The risk of product defects is exacerbated by the fact that much of the code in our products is developed by independent parties over whom we exercise no supervision or control. To date, the errors we have discovered have not been material, but future errors could be material. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

      In addition, failures in our products could cause system failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. In addition, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

Our efforts to protect our trademarks may not be adequate to prevent third parties from infringing our intellectual property rights.

      Our collection of trademarks is valuable intellectual property. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter infringement of our trademark rights. Although we do not believe that we have suffered any material harm from infringement to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. We have trademark applications pending in the U.S. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy our brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Given that we are a technology company with a limited operating history and an unproven business model in a rapidly changing industry, the market price of our common stock is likely to be particularly volatile, and, as a result, you may not be able to sell your shares at or above the offering price.

      Technology companies have historically experienced high levels of stock price volatility. Given that we are a technology company with a limited operating history and an unproven business model in a rapidly changing industry, the market price for our common stock is likely to be particularly volatile. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment. Factors that are likely to cause fluctuations in the trading price of our common stock include those disclosed in these risk factors and the following:

•	potential adverse developments in litigation concerning open source software generally and Linux in particular;

•	conditions or trends in the Linux, software or high-technology industries; and

•	discussion of our business, products, financial performance, prospects, or our stock price by the financial and software and high-technology press and online investor communities such as chat rooms.

Sales by our current stockholders of a substantial number of shares after this offering, or sales by our executive management team of any shares after this offering, may cause our stock price to decline.

      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sale may occur, could significantly reduce the market price of our common stock. Additionally, sales by our executive management team of any shares of common stock after this offering could reduce the market price of our common stock. Although the holders of approximately 95% of our capital stock outstanding as of June 30, 2004 have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock other than in specific circumstances, the restrictions set forth in one of the lock-up agreements permits a non-management stockholder to make sales resulting in gross proceeds to the holder of not more than $500,000 in the aggregate. Additionally, Roth Capital Partners, at its discretion, can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow all of our stockholders to sell their shares of our common stock in the public market subject only to applicable securities rules and regulations. We also intend to register all common stock that we have issued or reserved for issuance under our 2001 stock incentive plan and 2004 stock incentive plan, as well as 844,329 shares of common stock held by our President, approximately 30 days after the closing of this offering. Once we register these shares, they can be freely sold in the public market, subject to any restrictions under the securities laws and, in some cases, the lock-up agreements described in “Plan of Distribution.” If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

      Immediately after this offering, our executive officers and directors and their affiliates will together control approximately 68.9% of our outstanding common stock. As a result, these stockholders will collectively be able to control all matters requiring approval of a majority of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of all stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and therefore you may receive significantly less than the purchase price you paid in this offering if we are acquired or liquidated.

      The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.47 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 90% of the total amount we have raised to fund our operations but will own only approximately 21% of our common stock. The exercise of outstanding options and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors. Furthermore, following the offering, our board of directors will have the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series. The issuance of preferred stock could have the effect of, among other things, restricting dividends on the common stock and diluting the voting power for the common stock. As a result of dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering if we are acquired or liquidated. Please see “Dilution” for more information regarding the dilution you will incur upon purchasing our common stock in this offering.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

      The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of software and high-technology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. If we are found liable, then we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

Being a public company will increase our administrative costs, financial reporting and internal control responsibilities and associated risks, and may make it more difficult for us to attract and retain key personnel.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. Similarly, the Nasdaq Stock Market has revised its requirements for companies that are Nasdaq-listed. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, partially in connection with becoming a public company, we have engaged auditors to perform our first independent audit, added independent directors, created several board committees, retained a transfer agent, a bank note company, and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. Furthermore, we must make improvements to our internal controls and procedures to be compliant with the requirements of the Sarbanes-Oxley Act of 2002 and with an accepted internal control framework. Our financial statements for the three months ended March 31, 2004 have been restated to reflect an additional $237,000 in revenue arising from a correction in our revenue recognition methodology for an agreement with our Japanese distributor. This restatement resulted solely from a significant deficiency in our internal controls relating to the application of accounting principles for long-term distribution agreements (also see Note 2 to our financial statements). As we are at an early stage of development, we have limited accounting personnel and other resources with which to address these internal controls and procedures requirements. Furthermore, there can be no assurance that we will successfully implement the necessary policies, systems and procedures in a timely manner or that once implemented, our new internal control procedures will operate as intended. In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition or management change would be beneficial to our stockholders.

      Our restated certificate of incorporation and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our restated certificate of incorporation or restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

      We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could hinder our results of operations and cause our stock price to decline.

      We will have considerable discretion in the application of the net proceeds of this offering. We expect to use the net proceeds of this offering to further develop the distribution channels for our Linux-based operating system, application software and services, to expand our sales and marketing activities, to continue to develop existing and new products, technologies and services and to increase personnel. In addition, we may use a portion of the net proceeds from this offering to acquire products, technologies or businesses that are complementary to our current or future business and product lines. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including the status of our product development efforts, sales and marketing activities, technological advances, competition, and amount of cash generated or used by our operations. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our distribution efforts, competitive developments, opportunities to acquire products, technologies or businesses, and other factors. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

We have never paid cash dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

      We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements.

      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $39,170,000, based upon an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $45,308,000.

      We intend to use the net proceeds of this offering to:

•	expand our sales and marketing activities, including developing further the distribution channels for our Linux-based operating system, application software and services (approximately $4 million to $11 million);

•	continue to develop existing and new products, technologies and services (approximately $4 million to $8 million); and

•	for other working capital and general corporate purposes, including potential acquisitions of products, technologies or companies (approximately $10 million to $20 million).

We currently have no commitments or agreements relating to any of these types of acquisitions. We intend to repay all amounts outstanding under our revolving line of credit with our Chief Executive Officer with a portion of the first installment of the aggregate $20 million that Microsoft has agreed to pay us pursuant to the settlement agreement described below under “Business — Legal Proceedings.”

      We believe that the net proceeds from this offering will be sufficient to meet our projected operating requirements for at least the next 24 months. We expect to satisfy our future cash needs through cash flows from operations, the sale of equity securities and debt financings and a portion of the proceeds from our recent settlement with Microsoft.

      As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including the status of our product development efforts, sales and marketing activities, technological advances, competition, and the amount of cash generated or used by our operations. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We reserve the right to change the use of these proceeds based on these and other factors.

      Pending the uses described above, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business, and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization at March 31, 2004:

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of all outstanding shares of preferred stock into 14,452,054 shares of common stock; and

•	on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 14,452,054 shares of common stock, the receipt of the estimated net proceeds from this offering, calculated as described under “Use of Proceeds,” and the filing of a restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

      You should read the following table together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2004
	(unaudited) (restated)(1)

			Pro forma
	Actual	Pro forma	As adjusted

Cash and cash equivalents	$5,150,495	$5,150,495	$44,320,495

Long-term debt, including accrued but unpaid interest of $416,792	10,416,792	10,416,792	10,416,792
Stockholders’ equity (deficit):
Series A Convertible Preferred stock, $0.0001 par value; 80,000,000 shares authorized and 52,750,000 shares issued and outstanding, actual; 80,000,000 shares authorized and no shares issued and outstanding, pro forma; 10,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	5,275	—	—
Common stock, $0.0001 par value; 70,000,000 shares authorized and 1,803,452 shares issued and outstanding, actual; 70,000,000 shares authorized and 16,255,506 shares issued and outstanding, pro forma; 100,000,000 shares authorized and 20,655,506 shares issued and outstanding, pro forma as adjusted	180	1,626	2,066
Additional paid in capital	6,454,340	6,458,169	45,627,729
Deferred compensation	(453,173)	(453,173)	(453,173)
Accumulated deficit	(13,480,909)	(13,480,909)	(13,480,909)

Total stockholders’ equity (deficit)	(7,474,287)	(7,474,287)	31,695,713

Total capitalization	$2,942,505	$2,942,505	$42,112,505

(1)	See Note 2 to the financial statements.

      The number of shares in the table above excludes, as of March 31, 2004:

•	1,053,391 shares of our common stock subject to outstanding options under our 2001 stock incentive plan, having a weighted average exercise price of $0.04 per share; and

•	510,452 shares of common stock reserved for issuance under our 2001 stock incentive plan.

      All share amounts have been retroactively adjusted to give effect to the one-for 3.65 reverse stock split of our common stock effected in July 2004.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2004, we had a net tangible book value of $(7,474,287), or $(4.14) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. Our pro forma net tangible book value as of March 31, 2004 was $(7,474,287), or $(0.46) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2004. Our pro forma net tangible book value and pro forma net tangible book value per share amounts give effect to the assumed automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of the offering.

      Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 4,400,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2004 would have been $31,695,713, or $1.53 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.99 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.47 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Historical net tangible book value per share as of March 31, 2004	$(4.14)
Increase per share due to conversion of all shares of preferred stock	3.68

Pro forma net tangible book value per share as of March 31, 2004	$(0.46)
Increase in net tangible book value per share attributable to new investors	1.99

Pro forma net tangible book value per share after this offering		1.53

Dilution per share to new investors		$8.47

      If the underwriters exercise their option to purchase additional shares in this offering, our adjusted pro forma net tangible book value at March 31, 2004 would have been $37,833,713, or $1.77 per share, representing an immediate increase in pro forma net tangible book value of $2.23 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.23 per share to new investors purchasing shares in this offering.

      The following table summarizes, on a pro forma basis as of March 31, 2004, after giving effect to the assumed automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of the offering, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based on an assumed initial public offering price of $10.00 per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares purchased		Total consideration		Average
					price per
	Number	Percent	Amount	Percent	share

Existing stockholders	16,255,506	79%	$5,062,180	10%	$0.31
New investors	4,400,000	21	44,000,000	90	10.00

Total	20,655,506	100.0%	$49,062,180	$100.0%

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 76% and our new investors would own 24% of the total number of shares of our common stock outstanding after this offering.

      The above discussion and tables assume no exercise of any stock options outstanding as of March 31, 2004. As of March 31, 2004, we had options outstanding to purchase a total of 1,053,391 shares of common stock with a weighted average exercise price of $0.04 per share. We have also adopted a new 2004 stock incentive plan that will become effective upon the completion of this offering. To the extent that any of these options are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

      The following selected financial data reflect our historical results of operations and balance sheet data. Our statement of operations data set forth below for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003, are derived from our audited financial statements included in this prospectus. The balance sheet data set forth below as of December 31, 2001 are derived from our audited financial statements that are not included in this prospectus. The selected statements of operations data for the three months ended March 31, 2003 and 2004 and the selected balance sheet data as of March 31, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. Historical results are not necessarily indicative of future results. The financial information presented below may not be indicative of our future performance. You should read these selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Period from	Years ended
	July 24, 2001			Three months ended
	(inception) to			March 31,
	December 31,	December 31,	December 31,
	2001	2002	2003	2003	2004(1)

					(unaudited)
				(unaudited)	(restated)
Statements of Operations Data:
Net revenues	$—	$63,131	$2,074,002	$311,673	$1,030,061
Cost of revenues	—	415,077	605,567	158,198	211,438

Gross profit (loss)	—	(351,946)	1,468,435	153,475	818,623
Operating expenses:
Research and development	779,524	2,453,126	3,272,109	764,876	967,868
Sales and marketing	67,059	843,772	1,044,040	274,378	463,045
General and administrative	210,784	1,636,876	1,478,180	71,409	562,721
Legal expenses, (net of recoveries of $1,441,179 in the year ended December 31, 2003 and $0 in other periods)	88,771	1,365,947	(532,707)	350,757	324,146

Total Operating expenses	1,146,138	6,299,721	5,261,622	1,461,420	2,317,780

Operating loss	(1,146,138)	(6,651,667)	(3,793,187)	(1,307,945)	(1,499,157)
Interest income	18,747	15,018	1,770	47	2,232
Interest expense	—	(19,563)	(283,785)	(47,833)	(125,179)

Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)

Weighted average shares — basic and diluted	324,890	769,346	1,435,387	1,213,898	1,727,917
Net loss per common share — basic and diluted	$(3.47)	$(8.65)	$(2.84)	$(1.12)	$(0.94)

Pro forma weighted average shares used in computing pro forma net loss per share(2)			15,887,441	15,665,952	16,179,971

Pro forma net loss per share(2)			$(0.26)	$(0.09)	$(0.10)

Pro forma net loss as adjusted for effect of executive officer employment agreements(3)	—	—	$(4,823,908)	$(1,511,290)	$(1,815,344)

Pro forma net loss per share as adjusted for effect of executive officer employment agreements(3)	—	—	$(3.36)	$(1.24)	$(1.05)

Pro forma net loss per share as adjusted for effect of executive officer employment agreements, on a fully-diluted basis giving effect to conversion of preferred stock(3)			$(0.30)	$(0.10)	$(0.11)

	As of December 31,			As of
				March 31,
	2001	2002	2003	2004(1)

				(unaudited)
				(restated)
Balance Sheet Data:
Cash and cash equivalents	$2,906,193	$113,318	$250,720	$5,150,495
Working capital	$3,381,838	$(1,045,068)	$(1,776,555)	$2,404,302
Total assets	$4,183,735	$1,027,999	$933,737	$6,064,623
Accounts payable and accrued expenses	$235,645	$449,806	$404,943	$986,611
Total indebtedness	$—	$1,499,261	$4,703,181	$10,416,792
Convertible preferred stock	$5,275	$5,275	$5,275	$5,275
Stockholders’ equity (deficit)	$3,882,405	$(2,457,799)	$(6,093,852)	$(7,474,287)

(1)	See note 2 to the financial statements.

(2)	The pro forma net loss per share assumes conversion of all shares of our outstanding preferred stock into shares of common stock. The pro forma shares used in calculating the pro forma net loss per share assume the conversion of the following preferred shares outstanding:

	Year ended	Three months ended
	December 31,	March 31,
	2003	2003	2004

			(unaudited)
		(unaudited)	(restated)
Net loss	$(4,075,202)	$(1,355,731)	$(1,622,104)

Weighted average common shares outstanding	1,435,387	1,213,898	1,727,917
Common shares issuable upon conversion of outstanding preferred shares	14,452,054	14,452,054	14,452,054

Total weighted average shares outstanding used in computing pro forma net loss per share	15,887,441	15,665,952	16,179,971

Pro forma net loss per share	$(0.26)	$(0.09)	$(0.10)

(3)	The pro forma net loss reflects the effect of the current executive officer employment agreements entered into in April 2004 as if such agreements had been entered into on January 1, 2003:

		Three months ended
	Year ended	March 31,
	December 31,
	2003	2003	2004(1)

			(unaudited)
		(unaudited)	(restated)
Net loss	$(4,075,202)	$(1,355,731)	$(1,622,104)

Increase in compensation expense:
Research and development	60,000	14,769	15,000
General and administrative	688,706	140,790	178,240

Increase in net loss	748,706	155,559	193,240

Pro forma net loss, adjusted for effect of executive employment agreements	$(4,823,908)	$(1,511,290)	$(1,815,344)

Weighted average common shares outstanding	1,435,387	1,213,898	1,727,917

Pro forma net loss per common share, adjusted for effect of executive officer employment agreements	$(3.36)	$(1.24)	$(1.05)

Pro forma weighted average common shares outstanding as adjusted for conversion of preferred stock	15,887,441	15,665,952	16,179,971

Pro forma net loss per common share as adjusted for effect of executive officer employment agreements, on a fully-diluted basis giving effect to conversion of preferred stock	$(0.30)	$(0.10)	$(0.11)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our “Selected Financial Data” and our financial statements and the related notes contained elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. Except as may be required by applicable law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

      We are a developer and vendor of Linux-based operating systems, application software and subscription services designed specifically for desktop and laptop computers in homes, schools and businesses. We sell and distribute our products and subscription services both by pre-installing them on third-party computer hardware and through the Internet using our proprietary technology. This technology, which we refer to as our “CNR technology,” allows users to license, install, manage, and configure programs available from our software Warehouse on the Linspire.com website.

      We were incorporated in the State of Delaware in July 2001 and launched our product offerings in January 2002 through our commerce website. Since inception through March 31, 2004, we had an accumulated deficit of $13,480,909. We are in the early stages of implementing our business plan and have not generated significant revenues and expect to incur operating losses over the next several years.

      In evaluating our financial condition and operating results, our management team focuses on a variety of information and performance metrics, including the following:

•	the growth of our end-user customer base, including the number of computers running our operating system;

•	sales generated from new and existing channel partners and end users;

•	sales mix generated from our different product offerings;

•	the geographic mix of our customer base; and

•	the ability to control our cost structure.

      We face numerous operational and financial challenges, including competing with Microsoft, a company that has significantly more financial, operational and sales and marketing resources than we do. To compete effectively, we need to expand our customer base by, among other things, establishing and maintaining channel partner relationships. We also must continue to overcome historical challenges to Linux adoption, including complexity, lack of distribution, limited software applications, and lack of compatibility. Furthermore, our brief operating history and unpredictable quarterly revenues and results of operations provide limited financial data useful in evaluating our business and prospects. Similarly, the rapidly evolving nature of Linux desktop computing makes it likely that we will implement one or more changes to our business model, which could affect our financial results.

      To address these challenges, we have and will continue to invest resources to further develop the U.S. and international distribution channels for our operating system. We intend to increase our focus on global markets, through the entry into underdeveloped foreign markets, such as Mexico and other Latin American countries. We believe there exists a demand in emerging markets for value-priced desktop operating systems and that our current price advantage over Microsoft Windows and other competitors should help us to increase our penetration into emerging markets. We intend to increase the focus of our sales and marketing efforts in markets outside the U.S. with the objective of increasing revenues from customers outside the U.S. so that they will amount to approximately 50% of our total revenues. Our products have been sold to customers in over 110 countries and, in 2003, revenues from customers outside the U.S. represented approximately 35% of our total revenues. We also intend to increase our personnel, particularly in sales and marketing, in order to achieve our international marketing goals.

      While we believe that we have technology and a business model to address the challenges to acceptance of Linux on the desktop, we intend to continue to invest resources to enhance our current product offerings and develop new products. Additionally, we intend to hire additional personnel in finance and administration to address the increased control and oversight requirements of being a publicly-traded company.

Sources of Revenues

      We have derived the substantial majority of our historical revenues from sales of our Linspire operating system, application software and services from our commerce website. Our service offerings are software products which are sold with a subscription for a fixed period of time within which the customer receives either (i) periodic updates to the software when they become available (as is the case with our VirusSafe and SurfSafe products) or (ii) access to a range of software products on a free or discounted basis (as is the case with our LinspirePlus product). The majority of these historical transactions were from early adopters who have purchased in relatively small quantities. We have also generated revenues from licensing our products to various channel partners throughout the U.S. and worldwide.

      We anticipate that a significant component of our historical revenue mix, sales of Insider memberships (which gave Insider members access to pre-release (beta) products as well as access to our software Warehouse through our LinspirePlus product), will not be material to our financial results in the future. In 2002, we sold $1,200,000 in Insider memberships, for which revenues were deferred and recognized ratably in 2003 and 2004 over the term of the related LinspirePlus subscription which ends in November 2004. Revenues recognized from Insider memberships sold in 2002 totaled approximately $620,000 in 2003 and are expected to total approximately $580,000 in 2004 (of which approximately $160,000 was recognized as revenue in the three months ended March 31, 2004). With the release of our first operating system in late 2002 and the elimination of access to our software Warehouse with the purchase of an Insider membership, we have seen a decrease in sales of Insider memberships. Fees received from Insider membership sales totaled approximately $37,000 and $1,000 in the year ended December 31, 2003 and in the three months ended March 31, 2004, respectively. The decrease of Insider membership sales is not expected to have a significant impact on our operating results, as the decrease in such sales has largely been offset by operating system and other product sales.

      We plan to continue to encourage widespread adoption of our Linspire operating system both domestically and internationally, principally by working with our channel partners to pre-install our operating system and software products on desktops, laptops and other computer hardware. We believe that in this highly competitive market space, value-priced operating systems and application software will become increasingly attractive to consumers, particularly in underdeveloped international markets. Our strategy of investment in the widespread distribution of our operating system at a low cost is intended to significantly increase revenues from back-end sales of add-on software and services to end users. This distribution strategy has not significantly affected our historical or current pricing model for licensing our operating system directly to consumers from our commerce website because website customers typically already have PCs. As such, we do not believe the availability of the operating system pre-installed on a new PC through our channel partners would deter a potential website customer from purchasing the operating system from our commerce website.

      We offer a number of incentives to our channel partners, including discounted pricing and an opportunity for large volume channel partners to participate in revenue sharing programs. Under our revenue share programs, large volume channel partners may receive a percentage of the revenue generated by later sales by us of add-on software and services to customers of those channel partners. Through March 31, 2004, our revenue share payments have not been material.

      We also believe that, over time, increased consumer awareness of Linux as a high-quality, low-cost desktop computing alternative will boost the demand for our Linspire operating system, leading to increasing revenues.

      Since the first general release of our Linspire operating system in 2002, the prices we charge end users for unbundled sales of our products have remained constant. We offer bundled packages of our products under which a customer receives a discount when purchasing several products together versus purchasing the products separately. We evaluate our pricing strategy on an ongoing basis. While historically prices to end users have remained constant, prices may change in the future which could have a significant impact on our revenues and results of operations. Beginning in 2003, we began to enter into individually negotiated agreements with certain channel partners. The prices at which these channel partners license our products vary and have had, and may have in the future, a significant impact on our revenues and results of operations. For example, during 2003, Livedoor, our Japanese channel partner, accounted for approximately 11% of total revenues. This customer accounted for approximately 38% of our revenues for the three months ended March 31, 2004. We expect this customer to continue to account for a significant percentage of our total revenues in 2004. No customer accounted for more than 10% of our total revenues in 2002. Approximately 35% of our revenues in 2003 were from customers outside of the U.S. We expect foreign revenues to increase as a percentage of total revenues, as we continue to target international and emerging markets.

      Our revenues are generated from two main customer categories, channel partner revenues and end-user revenues, as discussed below:

Channel Partner Revenues

      Channel partner revenues are derived from the licensing of our products and services to our channel partners who then resell or distribute those products and services to end users. To date, more than 550 channel partners have participated in our channel distribution programs by licensing the right to distribute the Linspire operating system or sell hardware pre-installed with the Linspire operating system.

      The main types of channel partner revenues are:

•	flat-fee licensing fees from our channel partners to pre-install our base Linspire operating system on an unlimited number of computer systems;

•	per-unit licensing fees from our channel partners to pre-install our Linspire operating system, bundled application software and services on computer systems;

•	revenues from our channel partners who resell the retail box version of our Linspire operating system, application software and services; and

•	licensing fees from our channel partners who license or sell our Linspire operating system, application software or services for a particular language or to a particular geographic market.

      Channel partner revenues were $34,719 and $470,854, as restated, for the three months ended March 31, 2003 and 2004 and $21,947 and $410,774 for the years ended December 31, 2002 and 2003, respectively.

End-User Revenues

      End-user revenues are derived from sales of software products and services directly to home, school and business end users. End users who run the Linspire operating system can purchase software products and services over the Internet directly from their Linspire desktop using our CNR technology.

      Each time a computer running the Linspire operating system is connected to the Internet for the first time, our CNR technology automatically records this connection on our servers. We refer to this connection as a light up. We use light ups to monitor the growth of our installed base, the effectiveness of our marketing and distribution efforts and the quality and breadth of our products and services.

      The table below shows our estimated accumulated light ups from September 2002 through March 2004.

      * From September 2002 through May 2003, our tracking system did not distinguish between a light up from an initial connection to our servers and a light up from a reinstallation. In June 2003, we began separately tracking light ups from initial installations and light ups from possible reinstallations (which we define as any installation from a computer we can identify as associated with a prior recorded light up, as well as any installation from a computer we cannot specifically identify when it connects to our servers). Accordingly, the table above includes our estimate of the number of accumulated initial installation light ups from September 2002 through May 2003. We arrived at this estimate by reducing the monthly number of accumulated light ups registered by our tracking system from September 2002 through May 2003 by 11.5%, which is the percentage of total accumulated light ups from June 2003 through March 2004 that was attributable to possible reinstallations. We cannot assure you that our estimate of accumulated light ups from September 2002 through May 2003 is accurate, although we are not aware of any reason why the percentage of total light ups attributable to possible reinstallations during such period would materially differ from more recent periods, and we believe that our estimates and underlying assumptions are reasonable. Light ups are affected by a number of factors including promotional activities, new software releases and channel partner marketing activities. As a result of these factors, light ups may fluctuate in future periods and may not be indicative of financial performance.

      End-user revenues come from those customers who acquired the Linspire operating system or other products directly from us. Although we classify revenue derived from sales of our products by our channel partners directly to end users as channel partner revenues, end-user revenues may also come from customers of our channel partners for any additional products purchased by them directly from us through our commerce website. Our CNR technology provides us with the opportunity of generating optional add-on sales to these Linspire users.

      Our primary product offerings sold to generate end-user revenues are:

•	LinspirePlus — Purchase of this product allows users for a specified time, usually one year in duration, to easily install over 1,800 open-source software products at no additional charge and to purchase commercial Click-N-Buy products at a discount to list price.

•	Click-N-Buy software products — Software products such as games, word processors, spreadsheets, and other commercial software programs sold individually.

•	VirusSafe — Anti-virus software with virus updates available over a specified period of time, usually one year in duration.

•	SurfSafe — Web filtering software with updates available over a specified period of time, usually one year in duration.

•	Support services — Fees paid for online or telephonic technical support.

      In the future, we plan to add additional products and services to our Warehouse for license or sale directly to end users using CNR technology.

      End-user revenues were $276,954 and $559,207 in the three months ended March 31, 2003 and 2004 and $41,184 and $1,663,228 in the years ended December 31, 2002 and 2003, respectively.

     Cost of Revenues and Operating Expenses

      Cost of revenues are expensed as incurred and consist primarily of royalties, product costs, fees paid for third-party credit verification services, credit card fees, depreciation, and bandwidth charges associated with the delivery of our software to our end users. Our operating expenses are classified into five categories: sales and marketing, research and development, general and administrative, legal expenses (net of recoveries) and stock-based compensation. Stock-based compensation charges have been allocated to income statement expense categories based on the assigned department of the employee to whom the charge relates. We allocate the costs of overhead, such as rent, communication charges, depreciation for office furniture, and equipment and employee benefit costs to each functional area that uses overhead and facilities services based on its employee headcount.

      Sales and marketing activities consist of efforts to increase the awareness of Linux and more specifically, the Linspire product offerings in an attempt to increase sales of such products. Our efforts include the development of relationships with our channel partners worldwide, which include builders of computer hardware and resellers; maintaining the content of our commerce website, which is currently the primary customer interface for many of our product offerings; developing marketing promotions designed to increase the awareness of our products; and addressing the needs and inquiries of potential end-user customers. Sales and marketing expenses consist primarily of salaries and benefits, stock-based compensation charges, and related expenses, including travel expenses, as well as public relations, advertising, promotional costs, and allocated overhead costs.

      Research and development expenses consist primarily of salaries and benefits, stock-based compensation charges, consultant and contractor costs, expenses for engineers, developers and quality assurance personnel, and allocated overhead costs. We generally expense all of our development costs as incurred.

      General and administrative expenses consist primarily of salaries and benefits, stock-based compensation charges, benefits and related expenses for our executive, finance and administrative personnel, third party professional service fees, business insurance, other corporate expenses, and allocated overhead.

      Legal expenses (net of recoveries) include legal expenses for general corporate and compliance matters and legal costs associated with litigation matters, principally the Microsoft, St. Paul and Xandros actions further discussed in “Legal Proceedings.” In addition, such expenses include the reimbursement of legal fees paid by us from our insurance carrier, St. Paul, in May 2003.

      Stock-based compensation expenses relate to the fair value of options issued to non-employees, as well as option grants to employees in situations where the deemed fair value of our common stock for financial reporting purposes is higher than the option exercise price at the date of grant.

Application of Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we have and will evaluate these estimates, including those related to our allowance for doubtful accounts, income taxes, impairment analyses, commitments, contingencies, and accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates under different assumptions or conditions.

      We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

•	revenue recognition;

•	accounting for litigation contingencies;

•	accounting for stock-based compensation; and

•	accounting for income taxes.

     Revenue Recognition

      Our revenues are derived from the sales of our operating system and application software products to end-users and our channel partners. We recognize revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-4 and SOP 98-9. Revenues are recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is deemed fixed and determinable; and (4) collection is probable. Billings made or payments received in advance of the delivery of product or the provision of services are deferred until the period of performance or delivery, as applicable. As of March 31, 2004, we had deferred revenue amounts of $1,830,444, as restated, of which we estimate that $1,567,911 will be recognized as revenue through March 2005.

      Our revenues consist of the following:

	Year Ended		Three Months
	December 31,		Ended March 31,

	2002	2003	2003	2004

				(unaudited)
			(unaudited)	(restated)
Operating system sales	$59,786	$1,618,596	$278,492	$790,180
Other product sales	3,345	455,406	33,181	239,881

	$63,131	$2,074,002	$311,673	$1,030,061

      The terms and conditions of our sales arrangements vary depending on numerous factors, including the nature of the product offering and the customer channel. Judgment is required by the Company in applying the provisions of SOP 97-2 to each of these sales arrangements, including in such areas as (i) the identification of different elements offered as part of a sales arrangement, and (ii) where applicable, the determination of whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Our customers receive certain of our products over a period of time. These elements include technical support, rights to additional software products included in our software Warehouse in the future and rights to receive unspecified upgrades/enhancements on a when-and-if-available basis. One of our membership programs provides lifetime rights to access our software Warehouse, the fair value of which is recognized over the estimated economic life of the underlying products. Our revenue and deferred revenue balances could be materially impacted by different judgments with respect to the elements included in a sales arrangement, the determination of VSOE of fair value for those elements, and changes to a product’s estimated economic life.

      Our revenue recognition policies with respect to our various product offerings are as follows:

The Linspire Operating System and Other Desktop Products

      Our primary products, the Linspire operating system and application software, are sold directly to end users through our commerce website using our CNR technology. Customers can download our products directly from the website or can request shipment of software products on compact disc. The majority of our sales occur through our web site, where customers pay for their purchases using a credit card. We offer a 15-day return policy, and as a result, revenues are not recorded until such return privileges expire. Purchasers of the Linspire operating system and other desktop products are not entitled to upgrade rights under the terms of our software license agreement; however, when the release of a new version of a software product is imminent (within 90 days) and we expect that the new version will be provided to a customer due to the customer’s recent purchase of the current version of the product, revenue is deferred until the new version has been delivered to the customer. Post-contract customer support is provided online through databases of frequently asked questions which may be accessed on our commerce website. We also provide post-contract support via email. The cost of providing this post-contract customer support historically has been insignificant.

Software Subscription Services

      Several of our software products, including our LinspirePlus product, virus protection and Internet security, include a subscription service element, as the customer purchases access to additional products and/or product updates for a certain period which is included in the price. Our LinspirePlus program (which excludes the Linspire operating system as this must be separately purchased), upon installation of the software, provides the customer access to software programs included in our software Warehouse for a specified period of time. Upon installation, our virus protection and Internet security software product will provide periodic updates when they become available in order to provide the necessary protections over the period for which the product was purchased. Revenues associated with such products are deferred and recognized on a straight-line basis over the entire period (which ranges from 1-24 months) in which the service element (i.e. additional products or product updates) will be made available to the customer. For software products where the service element is sold on a lifetime basis, revenues are recognized ratably over the estimated five-year life of the underlying products.

Builder and Manufacturers Programs

      Builders of computer systems and manufacturers of computer hardware, such as disc drives and motherboards, can become channel partners by paying monthly or annual program fees or by paying per-unit licensing fees for each unit of our product installed. These channel partners are entitled to technical support relating to each channel partner’s specific hardware. High volume channel partners may participate in revenue sharing programs from which they will receive a percentage share of net revenue for products and services that their customers buy.

      Revenues associated with monthly and annual builder and manufacturer programs are deferred and recognized on a straight-line basis over the term of the contract, which ranges from one month to one year. Per unit license fees are recognized as revenue upon notification from the builder or manufacturer of such product sales. Revenue share payments, which through March 31, 2004 have not been material, are recorded as a reduction of revenue in the period in which they are earned.

Reseller Arrangements

      Revenues from resellers and distributors are recognized when products have been delivered, when return obligations have expired and service obligations, if any, have been fulfilled. Our agreements with resellers include a 15-day right of return and may provide for technical support as well as upgrades on a when-and-if available basis. We recognize license revenue from resellers and distributors ratably over the period (which ranges from 1-24 months) in which technical support and when-and-if available upgrades are provided to the customer.

      In March 2003, we entered into an agreement with a Japanese distributor for the exclusive distribution of our products in Japan beginning in May 2003 and continuing through May 2004 in exchange for minimum payments of $1,575,000 to be received on an installment basis over the 1-year term of the agreement. The agreement also requires us to provide when-and-if available upgrades during the 1-year term of the agreement as well as certain technical support through May 2005. Payments received under this agreement are recognized as revenue ratably over the support period. Also see Note 2 of our financial statements. Revenues under this agreement totaled approximately $227,000 in 2003 and approximately $393,000 in the three months ended March 31, 2004. Deferred revenues related to this agreement totaled approximately $797,000 as of March 31, 2004 which will be recognized as revenue ratably through May 2005.

Bundled Software

      We offer bundled packages of our operating system and application software to our customers. For such arrangements with multiple elements, we allocate revenue to each element of the transaction based upon the VSOE, of each element. The VSOE of the elements has been established as the sales price of the product when sold by us on a stand-alone basis to other customers. Prior to the first general release of our operating system in the fourth quarter of 2002, we developed an Insider membership program whereby members were provided various elements including pre-release (beta) software when it became available, our operating system when it was released, and access to our software Warehouse through November 2004. Upon expiration of the Insider membership in November 2004, Insiders wishing to maintain their access to our software Warehouse must renew their subscription to our software Warehouse by purchasing our LinspirePlus product. The various elements provided to Insider members have not been sold separately by us; accordingly, we did not allocate the Insider fees among the various elements. Rather, Insider membership fees were deferred until the only remaining element to be delivered to the Insider members was access to our software Warehouse, at which time the Insider fees were recognized on a straight-line basis over the remaining period of software Warehouse access, which ranged from 12-24 months.

Accounting for Litigation Contingencies

      Under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, we are required to record an estimated loss from a loss contingency if we consider it probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a material loss has been incurred. In making determinations as to the accrual and disclosure of loss contingencies, we assess various factors, including the degree of probability of an unfavorable outcome, the ability to reasonably estimate the amount of loss (or a range of loss), and the probability that the loss and defense costs are covered, either entirely or partially, by insurance. Changes in these factors or different judgments as to the application of these factors could materially impact our financial position or our results of operations.

Accounting for Deferred Stock-Based Compensation

      We record deferred stock-based compensation charges in the amount by which the deemed fair value of our common stock for financial reporting purposes is greater than the exercise price of an option at the date of grant. Because there has been no public market for our stock, our board of directors has determined an estimate of the fair value of our common stock for financial reporting purposes based upon several factors, including, but not limited to, our operating and financial performance and valuations performed in connection with proposed financing transactions. We amortize the deferred compensation charges on an accelerated basis over the vesting period of the underlying option awards, which is generally four years. In connection with the grant of stock options during the three months ended March 31, 2003 and 2004, we recorded $18,773 and $68,606 in deferred stock-based compensation within stockholders’ equity, respectively. In connection with the grant of stock options during the years ended December 31, 2002 and 2003, we recorded $194,944 and $490,835 in deferred stock-based compensation within stockholders’ equity, respectively. These options resulted in the recording of compensation charges because the deemed fair value of the underlying common stock for financial reporting purposes was greater than the option exercise prices determined by the board of directors on the date of grant. The determination of the fair value of the underlying shares of common stock involves subjective judgment and the consideration of a variety of factors, and as a result the amount of the compensatory charge is not based on an objective measure such as the trading price of the common stock since there was no public market for our common stock prior to this offering. As of March 31, 2004, we had an aggregate of $453,173 of deferred stock-based compensation remaining to be amortized to expense. We estimate that this deferred compensation balance will be amortized to expense as follows: $231,334 for the remaining nine months of 2004; $152,294 in 2005; $52,994 in 2006; $16,013 in 2007; and $538 in 2008. We anticipate that we will record additional stock-based compensation expense related to options granted subsequent to March 31, 2004. The amount of stock-based compensation expense recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. We have elected not to record the fair value of employee stock-based awards. The impact of recording employee stock-based awards at fair value, using the Black-Scholes option-pricing model, is further described in the notes to our financial statements.

      In the past, we have awarded a limited number of stock options to non-employee consultants. For these options, we recognize the stock-based expense over the vesting periods of the underlying awards, based on an estimate of the fair value of the awards at each financial reporting date using the Black-Scholes option-pricing model.

Accounting for Income Taxes

      Since inception, we have incurred losses for both book and tax purposes; accordingly, we have not recorded any tax expense for the period from July 24, 2001 (inception) to December 31, 2001 or for the years ended December 31, 2002 and 2003. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. This process involves the assessment of our net operating loss carry forwards and credits, as well as assessing temporary differences resulting from differing treatment of items, such as bad debt reserves and stock option compensation, for tax and accounting purposes. To the extent we experience a cumulative change in ownership of more than 50% within a three-year period, our ability to utilize our net operating loss carryforwards may be limited. While we do not believe that we have experienced a change in ownership as defined under Sections 382 and 383 of the Internal Revenue Code, determining whether such a change has occurred is complex and requires significant judgment. We must assess the likelihood that deferred tax assets will be recovered, and to the extent we believe that recovery is not likely, we establish a valuation allowance. Based on our historical results and due to uncertainties related to our future ability to recover our deferred tax assets, primarily consisting of certain net operating loss carry forwards and tax credits, we do not believe that it is more likely than not that we will realize the value of our deferred taxes. Therefore, we have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2003. As a result, we carry no deferred tax assets on our balance sheet as of December 31, 2003.

Results of Operations

      In light of our limited operating history, we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our operating performance must be considered in light of the risks, expenses and difficulties encountered by companies in new and rapidly evolving markets. Despite our revenue growth during prior periods, we do not believe that historical growth rates are necessarily indicative of future growth rates.

	Period from
	July 24, 2001	Years Ended		Three Months Ended
	(inception) to	December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004

					(unaudited)
				(unaudited)	(restated)(1)
Revenues	$—	$63,131	$2,074,002	$311,673	$1,030,061
Cost of revenues	—	415,077	605,567	158,198	211,438

Gross profit (loss)	—	(351,946)	1,468,435	153,475	818,623
Operating expenses:
Research and development	779,524	2,453,126	3,272,109	764,876	967,868
Sales and marketing	67,059	843,772	1,044,040	274,378	463,045
General and administrative	210,784	1,636,876	1,478,180	71,409	562,721
Legal expenses, net of recoveries(2)	88,771	1,365,947	(532,707)	350,757	324,146

Total operating expenses	1,146,138	6,299,721	5,261,622	1,461,420	2,317,780

Operating loss	(1,146,138)	(6,651,667)	(3,793,187)	(1,307,945)	(1,499,157)
Interest income (expense)	18,747	(4,545)	(282,015)	(47,786)	(122,947)

Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)

(1)	See Note 2 to the financial statements.

(2)	Net of recoveries of $1,441,179 in the year ended December 31, 2003 and $0 in other periods.

      Our results of operations and financial position as of and for the three months ended March 31, 2004 have been restated solely to reflect a correction in our revenue recognition methodology with respect to a distribution agreement with our Japanese distributor. The terms of this distribution agreement are discussed under “Reseller Agreements” in Note 1 to our financial statements. As a result of our assessment at the time the agreement was executed that future installment payments under the agreement were not fixed or determinable, our prior revenue recognition methodology was to record payments as revenue ratably over only the remaining service period, commencing from receipt of the payment. Based upon further analysis, we corrected our methodology to recognize revenue for a pro-rata portion of each payment received based on the portion of the service period which had elapsed at the time the payment was received, with the remaining amount of the payment recorded as revenue ratably over the remaining service period (the retrospective method). As a result of this correction, our revenues for the three months ended March 31, 2004 have been increased by $237,433 and our operating and net loss for the three months ended March 31, 2004 and our deferred revenue, total liabilities, accumulated deficit and total stockholders’ deficit as at March 31, 2004 have been reduced by the same amount.

Comparison of Three Months Ended March 31, 2003 and 2004

      Revenue. Revenue increased from $311,673 for the three months ended March 31, 2003 to $1,030,061 for the three months ended March 31, 2004.

      Revenues from operating system sales in the three months ended March 31, 2003 were approximately $279,000 compared to approximately $790,000 in the three months ended March 31, 2004. Revenues from other product sales were approximately $33,000 in the three months ended March 31, 2003 compared to approximately $240,000 in the three months ended March 31, 2004. The increase in revenue was due to an increase in our customer base and release of new product offerings since the prior year quarter. We launched our commerce website and began selling our products in January 2002. Most of our customer sales in 2002 consisted of Insider memberships, which gave our Insider members access to various items including pre-release beta software when available, the Linspire operating system and access to our software Warehouse for periods ranging from one to two years. Although we sold approximately $1,200,000 of such Insider memberships through 2002, most of the revenues from the sales of such memberships were deferred and are being amortized over the two-year period over which access to our software Warehouse is provided. Revenues from sales of Insider memberships are included in operating system sales. Since the release of the retail versions of our operating system in late 2002, our sales of Insider memberships have declined, though we continue to recognize deferred revenue from prior sales of such memberships. The decline in such sales has largely been offset by sales of our other product offerings.

      Recognition of Insider membership program revenues totaled approximately $150,000 and approximately $160,000 in the three months ended March 31, 2003 and 2004, respectively. In the fourth quarter of 2002, we began to sell our Linspire operating system products and further increased our product offerings in the third quarter of 2003. The additional product offerings and the 2003 launch of versions 4.0 and 4.5 of our Linspire operating system further contributed to the increase in revenues. In March 2003, we entered into a licensing arrangement with a Japanese company to become the exclusive distributor of our products in Japan for the term of the license in exchange for a non-refundable license fee of $1,575,000. Revenues from these license fees are included in operating system revenues. These license fees, net of withholding taxes of $157,500, are being recognized as revenue ratably as payments are received commencing with the delivery of the product in the second quarter of 2003 through May 2005, which represents the period over which we are providing technical support under the agreement. No revenues were recognized in the three months ended March 31, 2003 while revenues of approximately $393,000 were recognized in the first quarter of 2004. In March 2004, we received the final installment of $585,020 out of a total of $1,575,000 under the Livedoor agreement signed in March 2003. As a result, we recognized approximately $237,000 of additional revenues in the three months ended March 31, 2004, representing a correction of ratable revenue recognition through March 2004 as compared to total cash received to date under the contract. The $237,000 of additional revenue is included in the $393,000 of revenues recognized in the first quarter of 2004 noted above. As a result of the $237,000 in additional revenue recorded in the first quarter ended March 2004, as well as the fact that we did not begin recognizing revenues under the Livedoor agreement signed in April 2004 until the first payment of $184,000 was received in the third quarter of 2004, we expect that second quarter 2004 revenues will be approximately 30% lower than those in the first quarter. Deferred revenue at March 31, 2004 relating to this licensing arrangement was approximately $797,000, which we expect to recognize ratably through May 2005.

      In late 2003 and into 2004, we entered into several agreements with larger channel partners that manufacture computer components, whereby the channel partner will pay us a per-unit license fee to include our Linspire operating system products on its hardware. While revenues to date from such channel partner agreements have not been significant, we expect revenues from these channel partners to increase in the future. We expect that increasing channel partner sales will lead to increased light ups from end users and additional purchases of application software and services through the use of our Warehouse.

      As of March 31, 2004, we had deferred revenue of $1,830,444, which represented sales for which we had received payment but for which revenues have been deferred. This deferred revenue is being recognized as revenue over periods ranging from one month to up to five years. We expect that deferred revenue as of March 31, 2004, will be recognized as revenue in subsequent years as follows: $588,596 in the quarter ended June 30, 2004; $427,337 in the quarter ended September 30, 2004; $345,885 in the quarter ended December 31, 2004; $333,121 in 2005; $45,563 in 2006; $45,320 in 2007; $43,122 in 2008 and $1,500 in 2009.

      Cost of Revenues. Cost of revenues increased from $158,198 for the three months ended March 31, 2003 to $211,438 for the three months ended March 31, 2004. This $53,240 increase was due primarily to an increase in expenses associated with our commerce website and customer sales growth. Quarterly bandwidth charges for web hosting increased by approximately $47,000, fees paid for third-party credit verification services and credit card fees increased by approximately $20,000, and freight costs increased by approximately $19,000, all of which are expensed as incurred and resulted from the increased sales activity through our commerce website. These increases were offset, in part, by a $38,000 decrease in third party software license costs expensed in the prior year associated with a now expired license agreement. Gross profit as a percentage of revenues improved in the three months ended March 31, 2004 principally because our revenues increased relative to fixed costs of sales. As our revenues increase, and our product and/or customer mix changes, our cost of revenues may change significantly and gross margin may not remain at its current level.

      Sales and Marketing. Sales and marketing expenses were $274,378 in the three months ended March 31, 2003 as compared to $463,045 in the three months ended March 31, 2004. The increase in sales and marketing expenses were primarily due to an increase in payroll related expenses of $174,000 (including $71,000 of deferred compensation amortization) associated with an increase in headcount over the prior year first quarter. In the first quarter of 2003, we invested approximately $31,000 to sponsor key Linux events such as the Desktop Linux Summit. In 2004, the Desktop Linux Summit was held in the second quarter, therefore no similar costs were incurred in the first quarter of 2004. Also, in the three months ended March 31, 2004, we invested approximately $17,000 in advertising expense whereas no such costs were incurred in the first quarter of 2003. Such increases were offset, in part, by decreases in other various sales and marketing expenses aggregating approximately $60,000. We expect our sales and marketing expenses to increase in the near term as we expand our selling and marketing efforts into international markets and increase our administrative infrastructure to attract and support increased sales. Sales efforts incurred in prior years to increase international awareness have led to an increase in international revenues. This increase in international revenues includes the agreement reached in 2003 with our Japanese channel partner, from which first quarter revenues increased approximately $155,000.

      Research and Development. Research and development expenses were $764,876 in the three months ended March 31, 2003 as compared to $967,868 in the three months ended March 31, 2004. These increases were primarily due to an increase of approximately $144,000 for labor related costs (including $64,000 of deferred compensation amortization) and increased other costs, including development consultant costs, totaling $59,000. During the three months ended March 31, 2004, our development efforts concentrated on updating our current software products. In addition, we were nearing completion on the development of two new products, Lsongs, a digital musical player, and Lphoto, photo management software. These new products were launched in the second quarter of 2004. We expect that our research and development expenses will increase in the future as we develop new products and continue to maintain and support our current products. However, we expect these expenses will likely decrease as a percentage of total operating expenditures over time.

      General and Administrative. General and administrative expenses increased from $71,409 in the three months ended March 31, 2003 to $562,721 in the three months ended March 31, 2004. Our audit related expenditures increased by approximately $200,000, in connection with the audit of our financial statements. During the three months ended March 31, 2004, we also experienced increases in depreciation of $26,000, rent expense of $45,000, and other sundry expenses, such as travel and supplies, which increased by an aggregate of approximately $112,000 from the prior year first quarter. In addition, payroll related costs increased by $70,000 from 2003 to 2004 (including $30,000 of deferred compensation amortization) as a result of the increase in our financial administrative staff. We added our Chief Financial Officer in April 2003 and our Controller in February 2004. We expect our quarterly general and administrative expenses to increase substantially (approximately $500,000 to $750,000 per quarter) in the future as a result of headcount growth for the required administrative infrastructure to support our growth objective and to meet the additional regulatory demands placed on public companies. In particular, increases are expected in directors’ and officers’ insurance costs and professional fees. In April 2004, we entered into employment agreements with our four key executives, whereby each executive was given an increase in annual salary, additional stock options and an opportunity to receive an annual bonus of up to 25% of their annual salary. These salary and bonus increases are contingent upon the closing of this offering, with the salary increases to accrue during the period from the date we entered into the employment agreements until the closing of this offering and to be paid upon the closing of this offering. We expect the quarterly effect of the new executive employment agreements on general and administrative expenses to be approximately $200,000 to $250,000 per quarter.

      Legal expenses. Our legal expenditures in the three months ended March 31, 2003 and 2004 were $350,757 and $324,146, respectively. Legal expenses in the three months ended March 31, 2004 related to costs associated with general, corporate and compliance matters and additional legal costs associated with the Microsoft foreign trademark litigation. Costs associated with Microsoft litigation totaled approximately $300,000 and $250,000 in the three months ended March 31, 2003 and 2004, respectively. In May 2003, our insurance carrier reimbursed us approximately $1,441,000 in connection with previously incurred legal costs related to Microsoft litigation in the United States. The 2004 amounts relate to legal fees in connection with foreign trademark actions for which coverage responsibility by our insurance carrier has not yet been determined. We believe that ultimately our insurance carrier will be required to cover these costs; however, as of March 31, 2004, the uncertainties surrounding coverage responsibility are such that we have been unable to determine that it is probable that such recoveries will be made. If our carrier is not required to bear the costs of the legal defense associated with the foreign litigation brought by Microsoft against us, we may have to repay these reimbursed costs to our carrier, which could have a material effect on operating results and our liquidity.

Comparison of Years Ended December 31, 2002 and 2003

      Revenue. Revenue increased from $63,131 in 2002 to $2,074,002 in 2003. The increase in revenue from 2002 to 2003 was primarily due to the deferral of revenue recognition of the Insider memberships until the fourth quarter of 2002. Approximately $600,000 of 2003 revenues were associated with the recognition of Insider membership program revenues compared to approximately $40,000 in 2002. We expect the balance of these Insider membership revenues will be recognized in 2004. Revenues associated with the Japanese licensing arrangement totaled approximately $227,500 in 2003. Revenues from operating system sales (including the Japanese licensing fees and sales of Insider memberships) totaled approximately $1,619,000 in 2003, compared to approximately $60,000 in 2002. Revenues from other product sales were approximately $455,000 in 2003, compared to approximately $3,000 in 2002.

      Cost of Revenues. Cost of revenues increased from $415,077 in 2002 to $605,567 in 2003. This increase was due primarily to expenses associated with our commerce website, customer sales growth and increased sales transactions such as bandwidth charges for web hosting of $53,000, and costs for CDs and packing materials of $136,000, all of which are expensed as incurred. Gross profit improved in 2003 principally because our revenues increased relative to fixed costs of sales.

      Sales and Marketing. Sales and marketing expenses were $843,772 in 2002 and $1,044,040 in 2003. The increase in sales and marketing expenses was primarily due to $155,000 of labor related expenses resulting from the increase in headcount. In addition, during 2003 we invested approximately $34,000 in the sponsorship of key Linux events such as the Desktop Linux Summit.

      Research and Development. Research and development expenses increased from $2,453,126 in 2002 to $3,272,109 in 2003. This increase was primarily due to increased consultant costs of approximately $28,000 as well as increased labor related costs of $655,000 resulting from additional employees. The increases were necessary to support the development of our operating system, other products and our commerce infrastructure. In 2003, we released versions 4.0 and 4.5 of Linspire, the Spanish version of Linspire 4.0, and our virus protection and Internet security software. In 2002, we released the 3.0 version of Linspire, as well LinspirePlus, which enables access to our software Warehouse. We expect that our research and development expenses will increase in the future as we develop new products and continue to maintain and support our current products. We believe continued investments in our current products, as well as in the development of new products, are necessary to remain competitive in the market. Reductions in our development efforts or maintenance of current programs could have significant negative effects on our revenues and operating results. However, we expect these expenses will likely decrease as a percentage of total operating expenditures over time.

      General and Administrative. General and administrative expenses decreased from $1,636,876 in 2002 to $1,478,180 in 2003. The decrease in 2003 general and administrative expenses from 2002 resulted from an expense of $661,000 recorded in 2002 related to a note receivable for which we have fully reserved. Please see “Business — Legal Proceedings” for a description of related legal proceedings. Partially offsetting the decrease was an increase in payroll related expenditures of approximately $458,000 associated with an increase in headcount (including $176,000 of deferred compensation amortization), and an increase in our business insurance costs of $26,000. Other sundry expenses including supplies and travel increased an aggregate of $45,000 compared to 2002. We expect our general and administrative expenses to increase by approximately $2,000,000 to $3,000,000 per year in the future as a result of the increased costs of being a public company. In particular, increases are expected in directors’ and officers’ insurance costs and professional fees. In addition, we expect the effect of the new executive compensation agreements on general and administrative expenses will be an increase of approximately $800,000 to $1,000,000 per year for the term of the agreements.

      Legal expenses. Our legal expenditures in 2002 and 2003 were $1,365,947 and $(532,707), respectively. The decrease resulted from reimbursements of approximately $1,441,000 received in 2003 from our insurance carrier for legal fees incurred in 2002 and 2003 related to the Microsoft litigation in the United States. In 2002, we incurred approximately $1,366,000 in legal fees, primarily related to the Microsoft litigation. Our insurance carrier has paid for most of such legal costs directly. With respect to our foreign litigation with Microsoft, our insurance carrier has paid only partial defense costs, subject to its reservation of rights to deny coverage and seek reimbursement. However, through December 31, 2003, no significant costs related to the foreign litigation had been incurred. Please see “Business — Legal Proceedings” for a description of these legal proceedings.

Comparison of the period from July 24, 2001 (inception) to December 31, 2001 to Year Ended December 31, 2002

      Revenues. We had no revenues in the period from July 24, 2001 (inception) to December 31, 2001 and compared to $63,131 in 2002. We launched our website in January 2002 and had approximately $1,465,000 of customer sales in 2002. The majority of customer sales, including approximately $1,200,000 of Insider memberships, required deferral into 2003 and 2004 in accordance with the provisions of SOP 97-2.

      Operating expenses. Operating expenses, sales and marketing, research and development and general and administration all increased from the prior period resulting from the increase in employee headcount and operating results for an entire year as compared to a partial period. During 2001, we abandoned development efforts on WINE, an open source project which was designed to enable Linspire to run a limited number of Microsoft Windows-compatible programs.

Liquidity and Capital Resources

      We have funded our operations principally through the initial $5,000,000 equity investment by our founders and through borrowings under the $10,000,000 revolving line of credit with our Chairman and Chief Executive Officer, founder and majority stockholder. At March 31, 2004, we had cash totaling $5,150,495 as compared to $250,720 at December 31, 2003.

      The most significant factors affecting our cash flows from operations are the relative timing of our receipt of cash from our product sales and the payments of our operating liabilities. We receive payment for most of our sales via credit card for which settlements are generally received on a daily basis. During the quarter ended March 31, 2004, we received approximately $540,000 in credit card settlements and approximately $610,000 of other customer cash receipts, including $585,000 from our Japanese channel partner. In the quarter ended March 31, 2003, we received approximately $335,000 in credit card settlements and $615,000 in other customer cash receipts, $608,000 of which related to our Japanese channel partner. Although trade accounts receivable have not been historically significant, we believe as we expand our relationships with larger channel partners, the levels of trade accounts receivable will increase. As of March 31, 2004, accounts payable and accrued expenses totaled approximately $987,000, of which approximately $732,000 related to legal fees primarily associated with foreign litigation and costs of this offering. As of December 31, 2003, accounts payable and accrued expenses totaled approximately $405,000, of which approximately $225,000 related to legal fees associated with litigation and general corporate matters.

      Effective April 2004, we entered into employment agreements with our four key executives, whereby each executive was given an increase in annual salary, additional stock options and the opportunity to receive an annual bonus of up to 25% of their annual salary. These salary and bonus increases are contingent upon the closing of this offering, with the salary increases to accrue during the period from the date we entered into the employment agreements until the closing of this offering and to be paid upon the closing of this offering. We expect the effect of the new employee agreements on liquidity and the results of operations to be approximately $800,000 to $1,000,000 per year for the term of the agreements.

      Net cash used in operating activities was $459,198 for the three months ended March 31, 2004 as compared to $506,008 for the three months ended March 31, 2003. Net cash used in operating activities was primarily used to fund operating losses in each period. This increase in net cash used was partially offset by increases in accounts payable, accrued expenses, and deferred revenues, and further offset by non-cash items such as depreciation and amortization of stock-based compensation. Cash used in operating activities for the three months ended March 31, 2003 resulted primarily from operating losses and decreases in accounts payable, offset in part by increases in deferred revenue and depreciation and stock-based compensation.

      Net cash used in operating activities was $830,028 for the period from July 24, 2001 (inception) through December 31, 2001, $3,860,960 in 2002 and $2,462,576 in 2003. Net cash used in operating activities was used primarily to fund operating losses in each period, offset in part by depreciation and amortization of stock-based compensation and an increase in current liabilities. The decrease in net cash used in 2003 as compared to 2002 was primarily due to the reimbursement in 2003 of approximately $1,441,000 for legal fees incurred in 2002 related to the Microsoft litigation. The increase in net cash used in operating activities in 2002 was further offset by the write-off of a $661,366 note receivable and a $1,422,148 increase in deferred revenue. During the years ended December 2003 and 2002, we received credit card settlements of approximately $1,659,000 and $1,428,000, respectively. In addition, we received $832,000 from our Japanese channel partner as part of our licensing arrangement.

      Net cash used in investing activities was $27,936 and $49,624 for the three months ended March 31, 2004 and 2003, respectively. Investing activities consisted of capital expenditures relating to the purchase of computers, software, and office furniture and equipment. Net cash used in investing activities was $1,263,779 in the period from July 24, 2001 (inception) through December 31, 2001, $414,784 in 2002 and $325,424 in 2003. Net cash used in investing activities in 2003 and 2002 was for capital expenditures relating to the purchase of computers, software, and office furniture and equipment. We also loaned $750,000 to another company in the form of a convertible promissory note during the period from July 24, 2001 (inception) through December 31, 2001. We fully reserved this note receivable during 2002. We expect cash used in investing activities in 2004 to remain at levels similar to those in the past two years, and to be used primarily to purchase additional computer hardware in response to increasing employee headcount and commerce infrastructure expansion.

      Net cash provided by financing activities was $5,386,909 and $1,118,975 for the three months ended March 31, 2004 and 2003, respectively and resulted primarily from proceeds from borrowings under our revolving line of credit, offset in part by $227,813 of deferred offering costs incurred during the quarter ended March 2004.

      Net cash provided by financing activities was $5,000,000 for the period from July 24, 2001 (inception) through December 31, 2001, $1,482,869 in 2002 and $2,925,402 in 2003, primarily from borrowings under our revolving line of credit, the exercise of stock options and the issuance of Series A Convertible Preferred stock.

      In February 2004, we amended our revolving line of credit with our Chief Executive Officer to increase the total amount available under the line to $10,000,000 and extend the maturity date of principal and interest payments to June 30, 2005. As of March 31, 2004, we had $10,000,000 outstanding under the loan agreement, as well as accrued interest of approximately $416,000. We intend to repay all amounts outstanding under the loan agreement with a portion of the first installment of the aggregate $20 million that Microsoft has agreed to pay us pursuant to the settlement agreement described below under “Business — Legal Proceedings.”

      As of March 31, 2004, we had working capital of approximately $2,404,000 as compared to a working capital deficit of $1,777,000 as of December 31, 2003. As of March 31, 2004 we had a long-term debt balance of approximately $10,416,000, and an accumulated deficit of approximately $13,481,000. As a result, the report of our independent registered public accounting firm on our 2003 financial statements contains an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.

      Our ability to fund our future operations is dependent upon obtaining additional debt or equity financing adequate to fulfill our development and marketing activities, and achieving a level of revenues adequate to support our cost structure. We believe that the net proceeds from this offering will be sufficient to meet our working capital requirements and contractual commitments for at least the next 24 months.

      Our anticipated capital requirements may change, and we may need additional financing earlier than we anticipate depending upon numerous factors, including the following:

•	the development of the Linux desktop market;

•	the cost of developing improved functionality of our products and services;

•	the cost of expanding our sales and distribution capabilities;

•	our ability to establish and maintain channel partnerships;

•	the extent to which we acquire or invest in other products, technologies and businesses; and

•	the cost of responding to competitive pressures.

      If we raise additional funds through the sale of equity or convertible debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, which have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

      As of March 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, often referred to as special purpose entities, established for the purposes of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we do not believe we are materially exposed to any financing, liquidity, market, or credit risks that could arise if we had engaged in these relationships.

      At March 31, 2004, our outstanding commitments included:

	Payments due by period

		Less than			More than
	Total	1 Year	1 – 3 years	3 – 5 Years	5 Years

Contractual Obligations:
Operating lease	$1,322,460	$512,217	$810,243	$—	$—

Note payable (including accrued interest)*	10,416,792	—	10,416,792	—	—

Total	$11,739,252	$512,217	$11,227,035	$—	$—

*	The full balance of this note payable is anticipated to be paid from a portion of the first installment of the Microsoft settlement.

Legal Uncertainties

      We are in litigation with our insurance carrier relating to our prior litigation with Microsoft. With respect to the Microsoft lawsuit in the U.S., we obtained a decision from the court that our carrier is obligated to bear the cost of our legal defense and that it breached its contract with us by refusing to defend. That decision may be appealed to an appellate court, but, based on that decision and our recent settlement with Microsoft, the only remaining issues to be decided by the court currently hearing the case are issues related to damages we are seeking against the carrier for its breach of contract, and our bad faith claim against the carrier for its failure to defend. With respect to the foreign litigation brought by Microsoft, we recently brought suit against the same insurance carrier to enforce its obligations to us regarding the foreign litigation. Our carrier has agreed only to pay partial defense costs for the foreign litigation, subject to its reservation of rights to deny coverage and seek reimbursement.

      If our carrier successfully appeals the decision relating to its obligation to bear the cost of our legal defense with respect to Microsoft’s U.S. litigation, we may be forced to reimburse our carrier for some or all of the legal fees and costs it has paid to us or our legal counsel, in the Microsoft U.S. litigation. If we are unsuccessful in our lawsuit relating to the foreign litigation, we also may be forced to reimburse our carrier for some or all legal fees and costs it has paid to us or our legal counsel, and continues to pay to us or our legal counsel, relating to the foreign litigation.

Furthermore, even if our carrier is required to bear the cost of our legal defense in the foreign litigation, it may only be required to cover a portion of the fees charged by the attorneys defending the case, in which case we would be required to bear the portion of the legal fees in excess of the amounts covered by our carrier. Because of the uncertainties as to whether our carrier will be required to cover the legal defense costs in the foreign litigation, we have accrued $250,000 in estimated legal fees as of March 31, 2004 relating to the foreign litigation.

      As of March 31, 2004, our carrier has paid approximately $3,280,000 of our legal fees and costs relating to our litigation with Microsoft. If we are forced to reimburse our carrier for these legal fees and costs, our financial position and ability to fund our operations could be materially harmed.

      Additionally, we have initiated a lawsuit against Xandros, Inc., Linux Global Partners, Inc., Michael Bego, and William Jay Roseman alleging these parties fraudulently induced us to loan Xandros, Inc. $750,000 in exchange for convertible promissory notes, and that Xandros, Inc. then failed to repay the promissory notes when they became due. We are seeking $750,000, plus interest, attorneys’ fees and punitive damages. This lawsuit is in the discovery phase, and may proceed for an extended period of time. We intend to pursue the lawsuit vigorously, but cannot assure you that it will be resolved in our favor. Additionally, even if the court rules in our favor, we cannot assure you that we will be able to collect the amounts owed. We fully reserved this note payable in 2003.

      Although we believe in the merits of our claims and defenses in each of these lawsuits, we may not prevail. Each of these lawsuits has resulted in significant expenses and has been, and is expected to continue to be, a diversion of management’s time and other resources well into the future. Please see “Business — Legal Proceedings” for more description of our litigation.

Recent Accounting Pronouncements

      In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have assessed the impact of SAB 104 and concluded that the adoption of SAB 104 did not have a material impact on our financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS 150 has had no effect on our financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. The adoption of SFAS 149 had no effect on our financial position or results of operations.

      In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe that the adoption of this standard will not have a material impact on our financial statements.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by us before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ending after December 15, 2002. We have currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock based employee compensation, pursuant to SFAS No. 148, which, if adopted, could have a material effect on its financial position or results of operations.

      In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus regarding Issue 03-6, “Participating Securities and the Two-Class Method under FAS 128.” The issue addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that participate in dividends and earnings of the issuing entity. Such securities are contractually entitled to receive dividends when and if the entity declares dividends on common stock. The issue also provides further guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. This consensus is effective for periods beginning after March 31, 2004, and should be applied by restating prior period earnings per share. We are still evaluating the impact of this consensus, but we believe it will not have a material impact on our results of operations or financial position.

Qualitative and Quantitative Disclosure about Market Risk

      Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of highly liquid securities, including money market funds, commercial paper and government and non-

government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with changes in prevailing interest rates.

      At March 31, 2004, we had a $10,000,000 principal balance (plus accrued but unpaid interest of $416,792) outstanding under our revolving credit line with our Chief Executive Officer. The amounts outstanding under this credit line bear interest at a fixed interest rate of 10% per annum. Accordingly, our interest expense relating to this credit line is not subject to changes in prevailing interest rates.

      We derive a majority of our revenues from sales within the U.S. We do, however, have business relationships with foreign customers which constitute approximately 35% of our combined 2002 and 2003 revenues. Substantially all of the payments by these foreign customers for the three months ended March 31, 2004 were made in U.S. dollars, although there can be no assurance that future sales to foreign customers will continue to be denominated in U.S. dollars. Given that our transactions in foreign currencies are negligible, we have not historically hedged against foreign currency risks. This could change in the future if we enter into transactions whereby the sales price is denominated in foreign currency or where we face other foreign currency risks where we determine it is appropriate to enter into hedging transactions.

BUSINESS

      We are a developer and vendor of Linux-based operating systems, application software and services designed specifically for desktop and laptop computers in homes, schools and businesses. We use technology and software developed by the collaboration of independent Linux developers, referred to as the open source community, with our own technology and software to offer affordable, easy-to-use software products and services, many of which are similar in feel and functionality to our higher-priced competitors. The cornerstone of our product line is our Linspire operating system. We also offer Linux application software and services developed by us and others. We sell and distribute our products and services both by pre-installing them on third-party computer hardware and through the Internet using our proprietary technology. This technology, which we refer to as our “CNR technology,” allows users to license, install, manage, and configure programs available from our software Warehouse on the Linspire.com website.

The Linux Desktop Market

     Industry Background

      According to International Data Corporation, or IDC, worldwide client operating system revenues were approximately $10.4 billion in 2002. IDC data shows Microsoft captured 96.1% of this revenue through its Microsoft Windows products during the same period.

      The application software market is larger and more fragmented than the desktop operating system market, with many competitors selling consumer, education and business oriented application software for various platforms.

      International and emerging markets are increasingly important to the personal computer operating system industry. According to IDC, the value of personal computers sold into the U.S. has declined as a percentage of the worldwide personal computer market from 38.9% in 2000 to 32.0% in 2003.

      Operating systems are complex to design and typically take several years to develop. Until the advent of the Linux operating system, almost all operating systems were developed as proprietary products licensed to an end user for a fee. The base engine for the Linux operating system, known as the kernel, is open source code, which is available for no charge, as are other Linux-based building blocks such as the graphical user interface.

     The History of Linux

      In 1991, Linus Torvalds developed an operating system now known as Linux. Developers worldwide collaborate on improving and updating Linux-based operating systems. We believe users of Linux-based operating systems enjoy benefits not provided to users of other operating systems for the desktop including:

•	reduced licensing costs;

•	ability to modify the source code; and

•	reputation for stability and security.

      While Linux-based operating systems have achieved significant market share in the server market, they have not yet penetrated the desktop computing market to a material extent.

     The Linux Desktop Opportunity

      As the prices for personal computers, or PCs, have continued to decline, the relative cost of the Microsoft Windows operating system has increased. In value-priced PCs and laptops, which we consider to be those with a manufacturer’s suggested retail price, or MSRP, of less than $600, the Microsoft Windows operating system and bundled software can be the most expensive component.

As computer manufacturers continue to compete on price, and value conscious consumers look to save money, we believe that operating systems based on Linux technology will increasingly be offered on value-priced computers.

     Challenges to Adoption

      Despite the market acceptance of Linux in the server market, there have existed a number of factors limiting the adoption of Linux on the desktop, including:

•	Complexity — Technical difficulty in installing and configuring Linux-based operating systems and software applications have made it unattractive for businesses and individuals to migrate from other operating systems.

•	Distribution — Lack of well-financed companies pursuing the adoption of Linux in the desktop computer market, coupled with the lack of computers pre-installed with a Linux-based operating system, have made it difficult for Linux to capture market share.

•	Limited software applications — There are relatively few high quality software applications developed for Linux-based desktop operating systems as compared with their Microsoft Windows-based counterparts.

•	Compatibility — The majority of the applications created for PCs are currently only compatible with Microsoft Windows. Proprietary file formats make it difficult for Microsoft Windows users to share data and work product with non-Microsoft Windows users.

      Our technology and business model are designed to overcome these hurdles and increase acceptance of our Linux-based operating system.

Our Solution

      We have developed a simple and comprehensive solution allowing homes, schools and businesses to use a Linux-based operating system and to install and maintain application software on PCs. Our Linux-based desktop solution, Linspire, is:

•	Easy to use — The Linspire operating system presents the user with an intuitive and comfortable graphical user interface, in which programs and files are represented by icons and information from multiple programs or files can be displayed in overlapping windows.

•	A full-featured platform — The Linspire operating system is configured to perform many common tasks, including email, Internet web browsing, instant messaging, multimedia and audio playback, networking, and printing.

•	CNR equipped — Our proprietary CNR technology allows users to license, install, manage, and configure programs available from our Warehouse on the Linspire.com website, usually with just one mouse click. CNR technology also allows users to keep both their operating system and application software updated at all times.

•	Hardware compatible — We believe the Linspire operating system is able to work with many of the most popular PCs and peripheral devices on the market today, including laser and inkjet printers, displays, digital cameras, network cards, and storage devices.

•	File compatible — Users can view and edit most Microsoft Word, Microsoft Excel and Microsoft PowerPoint files and view other popular graphic file types, such as Adobe Acrobat files. Consumers also can view and play popular media files types, such as Flash, QuickTime and Real Audio.

•	Stable and secure — Based on the Linux kernel, the Linspire operating system provides a stable and secure computing environment. We believe the Linspire operating system is less prone to viruses than other desktop operating systems.

      As a result of these features, more than 550 hardware manufacturers, systems builders and software and hardware resellers have participated in our channel distribution programs by licensing the right to distribute the Linspire operating system or sell hardware pre-installed with the Linspire operating system. We refer to participants in our channel distribution programs as our channel partners.

Our Desktop Business Model

      We generate revenue from the sale of affordable desktop operating systems, application software and services for desktop and laptop computers. We seek to build a large installed base of computers running our Linspire operating system, to which we will offer value-added applications and services.

     Value-Price Leader

      Due to the collaborative model of open source software development, we believe we have a substantial cost advantage over providers of proprietary code operating systems in providing software to our customers. We believe that these competitors have significantly higher expenses for research and development. We plan to encourage the adoption of our Linspire operating system by maintaining a significant price advantage over Microsoft Windows and other proprietary code operating systems. In addition, we believe our value-price products and services will be attractive to consumers in international and emerging markets.

     Widespread Distribution Strategy

      We seek to make the Linspire operating system widely available, quickly and at a low price. Our goal is to make the Linspire operating system readily available by working with our channel partners to pre-install PCs and hard drives with the Linspire operating system. We anticipate this distribution strategy can significantly grow our installed base by making the Linspire operating system available to consumers with no installation process, saving time and money. By accelerating widespread adoption of the Linspire operating system, we intend to increase revenues through the sale of value-added application software and services.

      One of the ways in which we intend to implement our distribution strategy is through smaller computer manufacturers. Approximately half of all desktop computers today are sold by smaller manufacturers, which we define as those having less than 3% market share. We offer a low cost licensing program, which we believe is particularly appealing to smaller manufacturers. These smaller manufacturers seek to be price-competitive with larger companies such as Dell that, because of their size, may have inherent advantages when negotiating volume discounts with proprietary code operating system suppliers. By using the Linspire operating system, smaller manufacturers can better compete with larger builders in the value-priced computer segment. For example, there are Linspire operating system computers being sold today for under $200, and it may be difficult for even a larger builder to match this price after obtaining a Microsoft Windows license. We believe this pricing pressure eventually will encourage a broader range of computer manufacturers to offer computers using value-priced operating systems, such as the Linspire operating system.

      We are also implementing our distribution strategy with established vendors in the computer industry, as exemplified by our relationship with Seagate Technology, a leading manufacturer of computer hard drives. Pursuant to our agreement with Seagate entered into in September 2003, Seagate pre-installs the Linspire operating system on certain Seagate hard drives and sells those pre-installed hard drives in the U.S. and Canada. In April 2004, this agreement was amended to include Mexico and other Spanish-speaking countries. Seagate has agreed to pay a per unit license fee for each Spanish-language version of Linspire it orders, subject to a guaranteed minimum order. In addition to providing us with revenue, Seagate will help us to expand our installed base in the U.S., Canada and emerging markets.

      Similarly, Elektra, a retail store chain with over 800 stores throughout Mexico, sells a low-cost computer with Linspire pre-installed. According to Elektra, since December 2003 and as of April 2004, Elektra’s best selling computer was the Linspire system, outselling all other desktop computers it offers running other operating systems.

     Builder Friendly

      To facilitate our distribution strategy, we have created affordable, easy-to-implement license programs. For example, we have a web-based builder program, which allows manufacturers, builders and resellers of all sizes to become channel partners by pre-installing the Linspire operating system on either a flat rate or per unit basis, without onerous licensing agreements. At a channel partner’s request, we will test and certify that its hardware configurations are compatible with our Linspire operating system. We believe proprietary code operating systems are generally more expensive and usually require licensees to enter into complex agreements and submit to audits.

     Revenue Share Programs

      We have implemented revenue share programs with our higher volume channel partners in order to create additional incentives for the license and distribution of the Linspire operating system and application software. Each channel partner that distributes the Linspire operating system with its products is assigned a builder number. These builder numbers are encoded into each copy of the Linspire operating system that the channel partner pre-installs or distributes. This system allows us to track incremental revenue generated by participating channel partners and share a percentage of the revenue from add-on products and services based upon sales volume and other factors. We believe this revenue sharing program gives us a competitive advantage in attracting channel partners.

     Value-Added Application Software and Services

      We seek to sell value-added application software and services to Linspire operating system users. Our CNR technology built into the Linspire operating system allows users to easily install, manage and update software from our Warehouse, generally with one click of a mouse. Our Warehouse carries over 1,800 software programs comprised of applications that are included with an annual service fee as well as commercial applications for which we receive a portion of the sales price. We also have developed or licensed several software products which we sell under the Linspire brand name to our customers, including LinspireOffice and Linspire DVD. Furthermore, we sell services such as VirusSafe virus protection, SurfSafe web filtering and extended customer support services.

     Digital Delivery

      Digital delivery is a driver of the scalability of our business model and is the backbone of our proprietary CNR technology. CNR provides easy access to an extensive software library, which includes tools such as productivity software, office suites, virus protection, web filtering, games, and utilities. Unlike some competing operating systems, our technology was conceived and developed in the Internet era and has been optimized to take advantage of Internet connectivity.

Strategy

      Our objective is to enhance our position as a leading developer and vendor of Linux-based desktop operating systems, application software and services designed specifically for desktop and laptop computers in homes, schools and businesses. The key elements of our strategy are:

     Broaden Distribution of the Linspire Operating System

      We believe most home, school and business users do not install operating systems, but rather use the operating system that comes pre-installed on their PC. By providing the Linspire operating system to a wide range of value-priced computer hardware manufacturers, systems builders and resellers, we believe the Linspire operating system can gain traction throughout many desktop and laptop market segments, fostering acceptance of our products and services.

     Use CNR Technology to Drive Revenues from our Value-added Software and Services

      CNR’s digital delivery technology complements our distribution strategy by enabling the sale of value-added application software and services to Linspire operating system users. Our proprietary CNR technology allows purchasers of our LinspirePlus service to download over 1,800 software titles from our Warehouse, generally with one click of a mouse.

      We assist software developers in creating and publishing Linux-compatible software that can be used with our products and services. Developers may choose to share their products for free or sell them at an agreed upon price. There are selected commercial software programs, known as “Click-N-Buy” programs, which are offered at discounted prices to purchasers of our LinspirePlus service.

     Focus on Products and Services Primarily for Desktop and Laptop Users

      Our strategy is to focus on desktop and laptop solutions rather than to try to compete in the server and other software markets. We believe this focused strategy gives our products and services a competitive edge. Our desktop business model is scalable and web-based, which distinguishes us from some other Linux companies which rely on consulting revenue.

     Increase Our Penetration Into International Markets and Emerging Markets

      Computers pre-installed with the Linspire operating system are available in over 20 countries. We intend to continue to expand our sales and marketing efforts internationally. We believe that there exists a demand in emerging markets for value-priced desktop operating systems such as the Linspire operating system. We have developed a version of the Linspire operating system program for the Spanish-speaking market and have developed language packs for the translation of key parts of the Linspire operating system user-interface into over four dozen non-English languages. We have also developed an international template that allows us to either establish partnerships or set up local offices to take advantage of international opportunities. Financial information regarding our international revenues is included in Note 1 to our financial statements.

     Support and Leverage the Open Source Community

      We intend to continue to promote acceptance of Linux software on the desktop through a variety of means, including strengthening and establishing strategic alliances and sharing our development efforts with third-party developers. The strength and synergy of these relationships is crucial to the expansion of the Linux community, the technical advancement and widespread distribution of Linux and the continued development of third-party applications suitable for Linux-based operating systems.

      Our Linspire Insiders are members of the open source community who believe in our vision and provide us with critical input in the form of early testing of new Linspire operating system versions and our Warehouse products. The Linspire Insiders also support other Linspire operating system users through postings on message boards and forums.

      We provide financial support and marketing services to open source projects that develop ease-of-use features, which we believe will broaden the user base of the Linspire operating system, as well as open source projects such as building file systems and graphical user interfaces. Representative open source projects that we have financially supported include:

Debian — Linux distribution	Nvu — Web authoring system
GAIM — Instant messenger client	Reiser4 — File system
KDE — Graphical user interface	WINE — Microsoft Windows compatibility environment
Mozilla — Internet web browser and email

      For the past two years we have sponsored the Desktop Linux Summit, which is a conference for industry leaders that sell, market or promote desktop Linux-based products, services, applications, and technologies.

     Increase Brand Awareness

      We recently adopted “Linspire” as an alternative name for our commerce website and our products and services. We believe that building greater awareness of our brands within and beyond our existing customers is important for our continued growth. We intend to promote our brands aggressively through a variety of online and offline marketing and promotional techniques.

Products and Services

     The Linspire Operating System

•	Linspire 4.5 — Linspire 4.5 is our full-featured operating system, which combines the stability and cost-savings of Linux with the ease of a comfortable graphical user interface using windows and icons. In addition, Linspire 4.5 features our proprietary CNR technology that enables easy installation of software and services on Linspire 4.5.

•	Linspire 4.5 Developers Edition — Our developers edition includes over 100 developer tools and utilities and is designed for professional programmers designing and writing software to run on Linux-based computers.

•	LinspireLive — LinspireLive is a bootable CD-ROM that allows consumers with Microsoft Windows installed on their computer to experience the power and ease of use of the Linspire operating system without reconfiguring their hard disk or operating system.

•	Linspire Laptop Edition — Linspire Laptop Edition is a version of the Linspire operating system that is designed specifically for laptop computers, including improved power management, compatibility with wireless technology and the ability to take advantage of keyboard shortcuts to browsers and email programs.

•	Linspire International Editions — We provide language packs for over 50 languages for our Linspire operating system users. In addition, we have more completely translated and localized versions of the Linspire operating system for the Spanish and Japanese languages.

      We expect to introduce in the third quarter of 2004 the next version of our Linspire operating system, which will incorporate additional functionality.

      The Linspire operating system has the following key advantages over other operating systems for the desktop:

     Ease of Use

      The Linspire operating system includes several features to make it easy for mainstream computer buyers to install and use, including:

•	Comfortable Look — The Linspire operating system uses a graphical user interface of icons, windows, menus, and tool bars that will feel natural, intuitive and comfortable to most users. The interface is designed to be graphically appealing and easy to use.

•	Easy Installation — The Linspire operating system features a simple, step-by-step installation, easy enough for anyone from the most seasoned computer expert to a complete novice. Depending on the speed of the user’s computer, total installation time is usually around 10 minutes. Many users skip this step, since the Linspire operating system comes pre-installed, tested and certified on a number of affordable PCs.

•	CNR Technology — CNR allows users to license, install, manage, and update hundreds of programs available on the Linspire.com website automatically, usually with just one mouse click. CNR allows users to keep their operating system and application software updated. CNR Aisles (a collection of software products from our Warehouse grouped together) make it easy to set up multiple computers with predetermined software sets.

•	Plug & Play Functionality — The Linspire operating system automatically detects and configures many peripherals, such as USB devices and wireless cards.

•	Audio Assist Tutorials — Several tutorials, each using video animation and audio narration, walk the user through step-by-step instructions for performing many basic computing tasks with the Linspire operating system.

•	Internet Connectivity — The Linspire operating system automatically detects and configures the Internet connection for most systems, and provides dialers and step-by-step instructions to connect to many of the more popular dial-up Internet service providers, such as Earthlink, NetZero and Juno.

     Full-featured Platform

      The Linspire operating system comes with a substantial library of built-in programs which enable users to perform many common tasks without having to install additional software, including:

•	Web Browsing — The Linspire Internet Suite features tabbed browsing to keep windows organized, group bookmarking to save several pages under one bookmark and pop-up blocking to stop advertisements from appearing on the desktop.

•	Email — The Linspire Internet Suite includes an email program that can handle multiple accounts, address books, spell checking, font formatting, embedded graphics, and spam mail filtering.

•	Instant Messaging and Chat — The instant messenger included with the Linspire operating system can sign on to multiple accounts at one time and is compatible with the ICQ, MSN, Yahoo!, and AOL IM networks.

•	Networking — The Linspire operating system allows a user to connect to Microsoft Windows networks and share files and printers between the Linspire operating system and Microsoft Windows machines.

•	Integrated Access to Search and eCommerce Engines — Integration with popular websites such as Google, Yahoo!, Amazon, and eBay brings the rich resources of the Internet to the Linspire operating system desktop.

•	SIP Dialer — SIP, or Session Initiating Protocol, allows the Linspire operating system computer to make Voice Over Internet Protocol, or VoIP, telephone calls without the need for additional software. Calls made through a SIP-enabled personal computer (or a SIPphone) to another SIP device are free of traditional long-distance phone charges.

•	Desktop Sharing — The Linspire operating system allows a user to access the desktop of his or her computer from other computers via the Internet.

     Stability and Security

      Linux has a reputation for its stability and security. We believe the Linspire operating system is currently less prone to virus attacks than other desktop operating systems not based on Linux. In addition to the option of password protection at both the administrator and user levels, the Linspire operating system comes pre-configured with a firewall to help protect users from unauthorized access.

     Hardware Compatibility

      We believe that our Linspire operating system can be run on many of the most popular hardware configurations for desktop and laptop computers. We work with computer and component manufacturers to ensure hardware compatibility with the Linspire operating system. Our engineers test hardware configurations for compatibility and recommend modifications if a device is found to be incompatible. We maintain a database of hundreds of hardware products on our website to help consumers achieve this compatibility.

     File Compatibility

      We sell and distribute a variety of Linspire operating system compatible software programs designed to work with files created by programs such as Microsoft Word, Microsoft Excel and Microsoft PowerPoint. We believe that file compatibility is an important driver of adoption by individuals and organizations currently using Microsoft software.

      The table below summarizes some commonly used file types and the compatible programs available to Linspire operating system users:

File type	Extension	Program(s) used

Microsoft Excel Spreadsheet	.xls	StarOffice, OpenOffice
Microsoft Word Document	.doc	StarOffice, OpenOffice
Microsoft PowerPoint Presentation	.ppt	StarOffice, OpenOffice
StarOffice Text Document	.sxw	StarOffice, OpenOffice
StarOffice Spreadsheet	.sxc	StarOffice, OpenOffice
StarOffice Presentation	.sxi	StarOffice, OpenOffice
Adobe Acrobat File	.pdf	Adobe Acrobat Reader
Real Audio Stream	.ram	RealPlayer
Real Video File	.rm	RealPlayer
Quicktime Movie File (External)	.mov	MPlayer,Xine
Media Type mpeg-1 (External)	.mpg	MPlayer,Xine
Media Type mpeg-1 (Inline)	.mpg	MPlayer,Xine
Media Type mpeg-4	.mp4	MPlayer,Xine
Media Type avi	.avi	MPlayer,Xine
MS Media Type wmv (External)	.wmv	MPlayer,Xine

File type	Extension	Program(s) used

Macromedia Flash	.swf	Macromedia Flash is included in the operating system
MP3 Audio File	.mp3	XMMS, which is included in the operating system
OGG Audio File	.ogg	XMMS, which is included in the operating system
MP3 Audio Stream	.m3u	XMMS, which is included in the operating system
WAV Audio File	.wav	XMMS, which is included in the operating system
Java Games	.jav	Java is included in the operating system
HTML Web Pages	.html	Mozilla, which is included in the operating system
JPG Graphic File	.jpg	Mozilla, which is included in the operating system
PNG Graphic File	.png	Mozilla, which is included in the operating system
GIF Graphic File	.gif	Mozilla, which is included in the operating system
EPS Graphic File	.eps	Mozilla, which is included in the operating system
BMP Graphic File	.bmp	Mozilla, which is included in the operating system

     Warehouse

      CNR technology allows Linspire operating system users to install new software and updates from our Warehouse located on the Linspire.com website. Installation times vary depending upon the size of the software application and the speed of the user’s Internet connection. Users can browse through hundreds of software titles. For each title, a user can typically find screenshots, descriptions, specifications, and comparisons. Once a paying customer finds a desired software application, he or she can click the CNR button, and the software is automatically downloaded and installed. Additionally, a record of the selected software title will be saved in the user’s My.Linspire.com account, so that the user can run it at no extra charge on his or her other computers.

      There are over 1,800 software programs made available through our Warehouse. Examples of software categories available at our Warehouse include:

Software category	Description	Example programs

Audio and MP3	Music authoring, playback and CD creation software	Lsongs, XMMS, Sweep, K3B
Business & Finance	Office productivity programs including word processors, spreadsheets and presentation software	StarOffice, OpenOffice, HancomSheet, Moneydance, GnuCash, Scribus
Desktop Enhancements	Programs to add functionality or customize the Linspire operating system user interface	Elements Wallpaper, Language translations for the Linspire operating system
Games	Entertainment software	Doom, Quake II, Tetris, Math Scrabble
Home & Education	Teaching tools and programs for hobbies	Tux Typing, LargoRecipes
Internet	Browsers, Internet messaging and other communications software	Opera, LimeWire, Ximian Evolution
Multimedia & Design	Development and visual display software	RealPlayer, Acrobat Reader, GIMP, Digikam
Software Development	Tools for programmers	KDevelop, Qt Designer, Nano
Utilities	Programs to increase productivity of a computer and its peripherals	Screen Capture, Citrix Client
Web Authoring	Tools to create web pages and websites	Nvu, Quanta Plus, Bluefish

     Services

      Our services consist of software applications sold with a subscription for a fixed period of time. These services include our LinspirePlus, VirusSafe and SurfSafe services.

LinspirePlus Service

      By purchasing our LinspirePlus service for $49.95 per year or $4.95 per month, a user can install a large number of software titles from our Warehouse at no additional charge. There are also some commercial software programs, known as “Click-N-Buy” programs, which are offered at discounted prices to purchasers of the LinspirePlus service. The LinspirePlus service includes the following benefits:

•	easily searchable online library of over 1,800 business, home, education, and entertainment software titles;

•	free automatic updates and upgrades for most software;

•	discounts on all commercial software;

•	easy installation;

•	a lifetime license to use any software installed from the Warehouse on multiple computers; and

•	web-based support for our Warehouse products.

      LinspirePlus customers also have access to CNR Express, which enables them to install some of the larger programs from our Warehouse in a few minutes or less, even over a modem connection. CNR Express pre-installs certain large files on the computer’s hard drive, thus eliminating the need to download these files via the Internet.

     VirusSafe and SurfSafe

      We offer our VirusSafe service on an annual basis for $29.95 per year for LinspirePlus customers, and $39.95 per year for other users. VirusSafe is designed to protect a Linspire operating system computer from unwanted and hazardous viruses, and features automated virus definition updating and the ability to prevent transfer of Microsoft Windows-based viruses to other non-Linux computers. VirusSafe gives users the option to repair, rename or delete infected files.

      SurfSafe is a comparable annual service also priced at $29.95 per year for LinspirePlus customers and $39.95 per year for other users. SurfSafe’s web filtering is designed to protect the Linspire operating system user and his or her family from Internet pornography or other objectionable material, and updates are made to our database of objectionable websites daily. SurfSafe may be left permanently on or activated by an adult using a password. SurfSafe requires no additional configuration or software and works with any Internet connection.

Key Channel Partners

      In an effort to increase market acceptance of our Linspire operating system, we have established distribution relationships with the following companies, each of which was among our top 15 hardware manufacturer channel partners or top 15 reseller channel partners in terms of volume of Linspire operating system copies distributed or purchased in 2003:

•	Avatar — Avatar is the result of an alliance between Prophecy Technology, LLC, a memory and computer components distributor, and PC Chips, a motherboard manufacturer. Pursuant to our standard Builder Agreement, Avatar pre-installs computers with the Spanish-language version of the Linspire operating system and supplies the computers to Elektra, a retail chain with over 800 stores throughout Mexico. Our standard Builder Agreement provides for a nonexclusive, non-transferable and non-assignable license to install one copy of the Linspire operating system onto each unit in exchange for an annual fee. Our standard Builder Agreement also provides for an initial one year term which automatically renews annually.

•	Elitegroup Computer System (ECS) — ECS is a manufacturer and distributor of mainboards and barebones systems and desktop and laptop complete systems. Pursuant to our standard Builder Agreement, ECS is shipping desktop computer systems pre-installed with Linspire 4.5 into the Fry’s Electronics chain of over 30 stores in the U.S., and is shipping laptop computer systems pre-installed with Linspire 4.5 Laptop Edition into their worldwide channels.

•	Livedoor Co., Ltd. — Livedoor is a Japanese information technology company that has the exclusive right to market, sell and support the Japanese versions of the Linspire operating system, LinspireLive, Linspire Laptop Edition, LinspireOffice, and VirusSafe to consumers, resellers, distributors, and manufacturers in Japan. Livedoor accounted for approximately 11% of our net revenue in 2003 and 20% of our net revenue for the three months ended March 31, 2004. We have entered into a written agreement with Livedoor, which provides Livedoor with the exclusive right to market, sell and support the Japanese versions of the Linspire operating system in Japan in exchange for nonrefundable exclusive licensing fees of $1,069,000 payable in four installments ending on February 17, 2005. Livedoor also pays us a per unit license fee for each copy of the Linspire operating system that it orders. The agreement remains in effect through August 29, 2005.

•	MicrotelPC — MicrotelPC is a system builder that, pursuant to our standard Builder Agreement, assembles and manufactures complete desktop and laptop computer systems pre-installed with the Linspire operating system and Linspire Laptop Edition and offers the products to consumers and businesses through strategic accounts with Walmart.com and Amazon.com. In addition, as a member of our standard reseller network, MicrotelPC also offers our complete software retail package product line in exchange for per unit payments to us. Members of our standard reseller network are typically not required to enter into separate resale agreements with us and have become resellers by paying a per unit fee to us through our website application process.

•	PC Club — PC Club is a retailer offering consumers and businesses computer components, barebones systems, software products, training, services, and complete desktop and laptop computer systems. Pursuant to our standard Builder Agreement, PC Club offers the Linspire operating system pre-installed on desktop computer systems and Linspire Laptop Edition pre-installed on laptops. In addition, PC Club is a member of our standard reseller network and offers our software retail package product line in exchange for per unit payments to us.

•	Procure 1 — Procure 1 is a distributor of name brand computer hardware and software products to resellers. Procure 1 is a member of our standard reseller network and currently distributes our software retail package product line for a per unit fee to Fry’s Electronics, Micro Center, PC Club, and PC Mall.

•	Questar — Questar is focused on the localization, republishing, channel development, sales and support activities of innovative software products for the Italian market. Questar has an exclusive territory distribution agreement with us to distribute Linspire in Italy. We have entered a written agreement with Questar which provides that Questar has the exclusive right and license within the country of Italy to both translate the Linspire operating system into Italian and to distribute the Linspire operating system in exchange for an initial nonrefundable license fee and a per unit license fee for each copy of Linspire that it orders.

•	Seagate Technology — Seagate designs, manufactures and markets hard disc drives for enterprise, PC, notebook and consumer electronics applications. We have an agreement with Seagate under which Seagate pre-installs the Linspire operating system on certain Seagate hard drives and sells those pre-installed hard drives in the U.S. and Canada, as well as Mexico and other Spanish-speaking markets. Seagate has agreed to pay a per unit license fee for each Spanish-language version of Linspire it orders, subject to a guaranteed minimum order.

•	Wintergreen Systems — Wintergreen is a system builder. Pursuant to our standard Builder Agreement, Wintergreen assembles and manufactures complete desktop, laptop and web station computer systems pre-installed with the Linspire operating system and sells these products to consumers and businesses through strategic accounts with Tigerdirect.com, PCWarehouse.com, Ubid.com, and Smartbargains.com. In addition, Wintergreen is a member of our standard reseller network and offers our software retail package product line.

Sales and Marketing

     Sales

      We sell our products worldwide directly through our Linspire.com website and indirectly through our channel partners. We permit channel partners to distribute the Linspire operating system with their own hardware in exchange for royalty payments to us. We currently have channel partner agreements in place with over 450 hardware manufacturers. These agreements are typically non-exclusive and most have no stated minimum purchase or license obligations. We also sell our Linspire operating system and application software directly to academic institutions, for which special terms are available.

     Linspire.com

      Our website, Linspire.com, serves as the primary delivery mechanism and customer interface for many of our offerings. Linspire.com offers extensive resources for Linspire operating system customers, including systems and software updates and downloads through our Warehouse. Linspire.com is also a commerce site for our licenses and support offerings. We use open source encryption technology, as well as an authentication certification service purchased from a third party, to effect secure transmission of credit card and other confidential information. Additionally, Linspire.com offers users access to news, documentation, educational materials and case studies. Our website serves the interests and needs of a wide spectrum of Linux computer users and professionals, from mainstream computer users to professional resellers and systems integrators.

     Marketing

      Our marketing efforts use a broadcast model focused on building end-user awareness and demand for our products and seek to educate potential end users of the Linspire operating system of its advantages over competing operating systems. Our outbound marketing programs include weekly press releases, as well as regular communications from our Chairman and Chief Executive Officer, Michael Robertson, in the form of “Michael’s Minute” and email newsletters. We have also built several websites to market Linspire to specialized market segments, including tryoutlinux.com, desktoplinuxsummit.com and koobox.com.

      We regularly run special promotions to encourage the adoption and use of the Linspire operating system. We place ads on the Internet, which may include digital coupons for discounts on our products. We distribute our Linspire operating system through CDs packaged with various publications focused on computer users.

      We also market add-on products and services to our current user base through our Warehouse. We continue to increase the number of products available from the Warehouse through regular investigation of available open source software and through our software publishing partnership programs. We also notify our existing customers of new programs of interest through messaging systems built into our Linspire operating system.

Support

      Registered users of Linspire can seek help through online technical support, which has a 24-hour response time. We have invested in a scalable e-support infrastructure, which we believe allows us to effectively serve a greater number of customers with less headcount than our competitors as our installed base grows. Our support organization is designed to provide the majority of our customers with self-service, web-based support.

      We also offer Premium Phone Support and Always On-Call Support, which provide extended support hours for our customers.

      Our support service focuses on four main areas:

•	Installation and Configuration — Provides users with assistance on Linspire operating system product and service acquisition, downloads, installation, configuration, usage, and setup.

•	Linspire Operating System Questions — Linspire.com will answer questions regarding Linspire operating system capabilities, features, settings, usage, and tips.

•	CNR — Linspire.com will assist with questions or issues regarding its CNR technology, including CNR Express, CNR features, login and logout, usage, and settings.

•	Warehouse Programs — Linspire representatives will answer installation, start up and basic usage questions with respect to third-party programs included in our Warehouse or distributed with the Linspire operating system.

      Our Linspire Insiders support other Linspire operating system users through postings on message boards and forums. Many Linspire Insiders move on to participate in our Linspire Consultants Program and offer assistance to homes, schools and businesses, informing them how to set up, use and maintain their Linspire products and services.

Engineering and Development

      We have invested, and intend to continue to invest, significant resources in product and technology development. Our engineering team is organized into four components: an operating system team, a services team, a web team, and an applications team. Our operating system team focuses on developing and upgrading the Linspire operating system and also works directly with third parties to certify their hardware with the Linspire operating system upon request. The products certified include motherboards, laptops, printers and other devices. Our services team maintains and improves our proprietary CNR technology, our Warehouse and our services such as VirusSafe and SurfSafe. The services team not only monitors all open source and commercial applications within the Warehouse, but builds and updates our proprietary server technology that allows CNR to function. Our web team focuses on all aspects of our commerce engine, including forms, e-support, mailing tools, administrative and reporting tools, and auxiliary or related websites. Our applications team develops proprietary application software and related back-end services, such as LPhoto and LSongs.

      We are currently focusing our development efforts on improving or adding functionality to the Linspire operating system and our CNR technology. Our software engineers collaborate with open source software development teams working via the Internet. This collaboration enables us to use the latest technical advances, coordinate plans for development of new features and timing of releases on the Linux desktop and leverage the development of the Linux kernel and other open source projects.

      Our software development engineers perform extensive testing of the Linspire operating system and our CNR technology to ensure that they are properly assembled and work coherently from the user’s perspective. We use industry standard methods of quality assurance testing to ensure that our technologies are solidly engineered and ready for use by our customers when shipped.

Intellectual Property

      Our success and ability to compete depend in part on our ability to protect the proprietary components of the Linspire operating system and CNR technology. We rely on trademark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions, to protect our proprietary rights. We typically enter into confidentiality and invention agreements with our employees and contractors, and nondisclosure agreements with our channel partners to limit access to and distribution and disclosure of our proprietary information.

      Our Linux-based operating systems, application software and services rely on a combination of open source and proprietary software programs. The open source programs have been developed and made available for licensing under the GNU General Public License and similar open source licenses. These licenses generally permit anyone to copy, modify and re-distribute the open source software, provided that any re-distribution includes access to the source code of the modified software, and includes the right to further copy, modify and re-distribute the source and object code. The proprietary technologies include software programs that we have developed ourselves and software programs developed by third parties. These proprietary programs cannot be modified, copied or distributed without our consent.

      We have pursued registration of some of our trademarks in the United States with the U.S. Patent and Trademark Office. We have federal registrations pending for our trademarks “CNR” and “Linspire.” Over time, we intend to introduce new trademarks, service marks and brand names and maintain registrations on trademarks that remain valuable to our business.

      Despite our efforts to protect our trademark rights, unauthorized third parties have in the past attempted and in the future may attempt to infringe our trademark rights. We cannot be certain that we will succeed in preventing the continued infringement of our tradename and trademarks in these circumstances or that we will be able to prevent this type of unauthorized use in the future. The laws of some foreign countries do not protect our trademark rights to the same extent as do the laws of the United States. In addition, policing unauthorized use of our trademark rights is difficult, expensive and time consuming. The loss of any material trademark or trade name could have a material adverse effect on our business, operating results and financial condition.

      Although we do not believe that our products infringe the rights of third parties, third parties may assert infringement claims against us which may result in costly litigation or require us to obtain a license to third-party intellectual property rights. There can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on our business, operating results and financial condition.

Competition

      In the general market for desktop operating systems, we compete with both Linux-based and non-Linux-based operating systems. Our non-Linux-based competitors include a number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. These competitors include Microsoft, Apple, Novell, IBM, Sun Microsystems, and SCO. In the newer and rapidly evolving Linux-based desktop operating system market, we compete with a number of well-respected vendors and development projects including Red Hat’s Fedora, Mandrake, Xandros, Turbolinux (which was recently acquired by Livedoor) and SuSE, which was recently acquired by Novell. Some of these competitors have established and stable customer bases and continue to attract new customers, with Red Hat being one of the most dominant players in the market. In addition, we face potential competition from several companies with larger customer bases and greater financial resources and name recognition than we have, such as Sun Microsystems, Corel Corp. and Cygnus Solutions, each of which has indicated a growing interest in the Linux-based operating system market. The desktop application software market is more fragmented than the desktop operating system market, with many competitors selling consumer, education and business-oriented application software for various platforms.

      We compete primarily on the basis of product cost, performance, reliability, and functionality; name and reputation of the vendor; distribution strength and number of channel partners; service and support; and strength of relationships in the open source community. We believe that we compare favorably to many of our current competitors with respect to some or all of these factors.

Employees

      As of March 31, 2004, we had a total of 62 employees. Of the total employees, 38 were in software engineering, 11 in sales and marketing, 6 in customer service and technical support, and 7 in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Facilities

      Our headquarters are currently located in a leased facility in San Diego, California, consisting of approximately 26,280 square feet under a three-year lease that will expire on September 30, 2006. We believe that additional space will be required as our business expands and will be available on acceptable terms.

Legal Proceedings

     Microsoft Litigation and Settlement

      On December 20, 2001, Microsoft initiated an action against us in U.S. District Court for the Western District of Washington, asserting that our use of the Lindows mark violated U.S. trademark law and U.S. and Washington state unfair competition laws. On November 28, 2003, Microsoft initiated an action against us in the Helsinki District Court of Finland, asserting that our use of the Lindows name violated Finland’s trademark law. Microsoft initiated similar actions against us in the Stockholm City Court in Sweden on December 8, 2003, the District Court in Amsterdam on December 11, 2003, the Tribunal de Grande Instance de Paris, or Paris Civil Court, on December 4, 2003, the Federal Court in Canada on February 11, 2004, and the Madrid First Instance Court in Spain on February 3, 2004. On May 12, 2004, Microsoft sent us a letter alleging that we were distributing copyrighted Microsoft Windows Media technology with our operating system without a license.

      On July 16, 2004, we entered into a settlement agreement with Microsoft pursuant to which all of the foregoing matters were resolved. The settlement agreement provides that, among other things:

•	Microsoft will pay us $15 million no later than August 15, 2004;

•	Microsoft will pay us an additional $5 million by February 1, 2005 in exchange for us assigning to Microsoft the lindows.org, lindowsinc.net, lindowsinc.org, lindowsos.com, lindos.com, lindoors.com, lindowsemail.com, lindowsfan.com, lin - - - - s.com, lin - - - s.com, lin - - s.com, lin-s.com, and lindash.com domain names;

•	no later than September 14, 2004, we will change our corporate name and will permanently cease all use of the “Lindows Marks,” which is defined to include “Lindow” or “Lindows” or “Lindoz” or “lindows.com” or “lindowsinc.com” or “lin - - - s.com” or any other term including “ - indows” or “indoz.” However, until July 15, 2008, we may use www.lindows.com and www.lindowsinc.com solely for the purpose of redirecting traffic to other websites. After July 15, 2008, we will assign the www.lindowsinc.com and www.lindows.com domain names to Microsoft;

•	no later than September 14, 2004, we will offer to our distributors a modified version of our Linspire operating system that does not include any of the Lindows Marks. The settlement agreement defines the term “distributors” to include any third party to which we have granted distribution rights for our products, including but not limited to distributors, resellers and builders;

•	to the extent that we have contractual authority to do so under our agreements with distributors, no later than September 14, 2004, we will inform our distributors that they are to discontinue all further use of the Lindows Marks, and that any authorization or license from us to use the Lindows Marks is withdrawn and replaced with our authorization to use the Linspire mark. To the extent that we do not have the contractual authority referenced above, no later than October 14, 2004 we will inform our distributors that we have entered into the settlement agreement, that we have acknowledged the validity of the Windows marks and that we will not provide distributors with indemnity against claims brought by Microsoft arising out of future use of the Lindows Marks;

•	no later than October 14, 2004, we will cease any further use or distribution of the Windows Media Files. The settlement agreement defines the term “Windows Media Files” to mean five copyrighted files owned by Microsoft, which are included in Linspire 4.5 and a prior version of our operating system; however, in connection with the settlement agreement, Microsoft has agreed to grant us limited four-year, royalty-free licenses to certain Windows Media software components, which we plan to include and distribute with our Linspire operating system;

•	no later than October 14, 2004, we will offer to our distributors a modified version of our Linspire operating system that does not include the Windows Media Files, but which may include the Windows Media software components;

•	no later than October 14, 2004, we will inform our distributors to discontinue all further use of any versions of our products that contain the Windows Media Files and that any authorization or license from us to distribute versions of our products that contain the Windows Media Files is withdrawn and replaced with our authorization or license to use the modified version that does not contain the Windows Media Files, but which may include the Windows Media software components;

•	to the extent that we do not have the contractual authority to require our distributors to discontinue the use of versions of our products that contain the Windows Media Files, we will no later than October 14, 2004 inform our distributors that we have entered into a settlement agreement with Microsoft providing that we will cease distribution of the Windows Media Files, that Microsoft alleges that unauthorized distribution of the Windows Media Files infringes its copyrights, and that we will not provide distributors with indemnity against claims brought by Microsoft arising out of unauthorized use of the Windows Media Files;

•	no later than October 14, 2004, we will review several additional products to assure that Windows Media Files are not included in them. We agree not to post on our website any links or directions to other locations from which users may download unauthorized copies of the Windows Media Files from other sources;

•	no later than August 15, 2004, we agree to expressly abandon with prejudice any pending applications for registrations for trademarks or trade names containing the Lindows Marks in the United States or any foreign jurisdiction. We further agree to immediately dismiss with prejudice all claims, counterclaims or other legal proceedings in whatever form or forum that we have brought for cancellation of any U.S. or foreign trademark registration issued to Microsoft containing the term Windows;

•	we and Microsoft will immediately direct our respective counsel to dismiss with prejudice all pending litigation between us. Microsoft further agrees to refrain from filing any new cases outside the U.S. against us concerning the Lindows Marks, unless Microsoft has given us 30 days written notice of the use of the Lindows Marks to which Microsoft objects. If we provide Microsoft written confirmation of our intent to cure within the 30 day notice period, we will have an additional 30 days to cure our use of the Lindows Marks;

•	we agree to acknowledge Microsoft’s ownership of, and the validity of, the Windows trademark; and

•	Microsoft agrees not to sue us for past damages for any patent infringement that may have occurred prior to the date of the settlement agreement, and the parties mutually release each other from any claims relating to the litigation being settled or our prior distribution of the Windows Media Files.

     St. Paul Fire and Marine Insurance Company Litigation

      On February 3, 2002, our commercial general liability insurer, St. Paul Fire and Marine Insurance Company, or St. Paul, initiated a civil action against us in the U.S. District Court for the Central District of California. In this lawsuit, St. Paul sought declaratory relief that it had no duty to defend or indemnify us in connection with our litigation with Microsoft currently pending in the U.S. District Court for the Western District of Washington. Please see “Business — Legal Proceedings — Microsoft Litigation and Settlement” for a description of our prior litigation with Microsoft. In support of this claim, St. Paul asserted that our insurance policy excludes litigation relating to the Lindows name because we used the Lindows name before the policy went into effect.

St. Paul also asserted that it was entitled to deny coverage because we allegedly knew that using the Lindows name would result in a lawsuit by Microsoft.

      We asserted several defenses and a counterclaim in this lawsuit. We asserted that St. Paul has breached its contract with us and has acted in bad faith. We asked the court to give us monetary damages, including punitive damages, as well as a declaratory order by the court that St. Paul must defend and indemnify us in connection with the U.S. Microsoft litigation.

      Both parties filed motions for partial summary judgment. The court granted our motion and denied St. Paul’s motion. The court ruled that St. Paul had an obligation to defend us and had breached its contract by denying coverage. Based on this decision, and our recent settlement with Microsoft, the only remaining issues to be decided by the court are issues related to damages for St. Paul’s breach of contract, and our bad faith claim against St. Paul for its failure to defend. After the court granted our motion for partial summary judgment, St. Paul agreed to defend us in the U.S. Microsoft litigation, but reserved its right to appeal the court’s order after a final adjudication of the remaining issues in the lawsuit. The court then stayed the proceedings pending a final outcome in the U.S. Microsoft litigation. Now that we have settled with Microsoft, the stay can be lifted.

      On January 6, 2004, we initiated a separate civil action against St. Paul in the U.S. District Court for the Central District of California. In this lawsuit, we assert that St. Paul has wrongfully denied us coverage in connection with the lawsuits Microsoft brought against us in Finland, Sweden, the Netherlands, and France. Our complaint seeks monetary damages, including punitive damages, as well as a declaratory order by the court that St. Paul must fully defend and indemnify us in connection with the Microsoft litigation pending in Finland, Sweden, the Netherlands, and France.

      In response to our lawsuit, St. Paul sent us letters agreeing to pay partial defense costs for the lawsuits in Finland, Sweden, the Netherlands and France, subject to St. Paul’s reservation of its rights to deny coverage. In response to these letters we amended our complaint to address St. Paul’s refusal to pay complete defense costs and its reservation of rights. In addition, St. Paul recently advised us that it will agree to pay defense costs for lawsuits filed against us by Microsoft in Canada and Spain on the same terms as set forth above with respect to the lawsuits in Finland, Sweden, the Netherlands and France. We have amended our complaint to add the Canada and Spain lawsuits.

      St. Paul has filed an answer to our second amended complaint and a counterclaim. St. Paul seeks a declaratory order that it has no duty to defend or indemnify us in connection with the lawsuits in Finland, Sweden, the Netherlands, France, Canada and Spain. It also seeks a declaratory order that any attorneys’ fees it is obligated to pay be at a reduced hourly rate. We filed a motion for preliminary injunction in which we asked the court to immediately enforce St. Paul’s obligation to pay attorneys’ fees at the full hourly rate. The court denied our motion and ordered us to arbitrate the hourly rate issue. Now that we have settled with Microsoft, the claims relating to St. Paul’s obligation to indemnify us for any amounts that we might have to pay Microsoft have become moot.

      Both of our lawsuits with St. Paul may proceed for an extended period of time. We intend to pursue our rights in the lawsuits vigorously, but cannot assure you that they will be resolved in our favor. If St. Paul successfully appeals the decision relating to its obligation to bear the cost of our legal defense with respect to Microsoft’s U.S. litigation, we may be forced to reimburse St. Paul for some or all of the legal fees and costs it has paid to us or our legal counsel in the Microsoft U.S. litigation. If we are unsuccessful in our lawsuit relating to the foreign litigation, we also may be forced to reimburse St. Paul for some or all legal fees and costs it has paid to us or our legal counsel relating to the foreign litigation. Furthermore, even if St. Paul is required to bear the cost of our legal defense in the foreign litigation, it may only be required to cover a portion of the fees charged by the attorneys defending the case, in which case we would be required to bear the portion of the legal fees in excess of the amounts covered by St. Paul. Because of the uncertainties as to whether St. Paul will be required to cover the legal defense costs in the foreign litigation, we have accrued $250,000 in estimated legal fees as of March 31, 2004 relating to the foreign litigation.

      As of March 31, 2004, our carrier has paid approximately $3,280,000 of our legal fees and costs relating to our U.S. and foreign litigation with Microsoft. If we are forced to reimburse our carrier for these legal fees and costs, our financial position and ability to fund our operations could be materially harmed.

     Xandros Litigation

      On December 13, 2002, we initiated a civil action against Xandros, Inc., Linux Global Partners, Inc., Michael Bego, and William Jay Roseman in U.S. District Court for the Southern District of California. Our action asserts that Xandros, Inc., Linux Global Partners, Inc., Michael Bego, and William Jay Roseman fraudulently induced us to loan Xandros, Inc. $750,000 in exchange for convertible promissory notes. Xandros, Inc. then failed to repay the promissory notes when they became due. We are seeking $750,000, plus interest, attorneys’ fees and punitive damages. This lawsuit is in the discovery phase, and may proceed for an extended period of time. We intend to pursue the lawsuit vigorously, but cannot assure you that it will be resolved in our favor. Additionally, even if the court rules in our favor, we cannot assure you that we will be able to collect the amounts owed.

      Other than the immediately preceding discussion, we are not currently a party to any material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth certain information concerning our directors, executive officers and key employees:

Name	Age	Position(s)

Directors and Executive Officers
Michael L. Robertson	37	Chairman and Chief Executive Officer
Kevin B. Carmony	44	President, Chief Operating Officer and Director
Chad H. Olson	45	Chief Financial Officer
Thomas C. Welch	41	Chief Technology Officer
Rex E. Bosen(1)(2)(3)	45	Director
David S. Buzby(1)(2)(3)	44	Director
Robin D. Richards(1)(2)(3)	47	Director

Key Employees
Larry M. Kettler	39	Vice President of Global Sales
C. Kevin La Rue	41	Vice President of Marketing
Randy D. Linnell	43	Vice President of Customer Satisfaction
William A. Long	39	Corporate Controller
Michael S. Umansky	35	General Counsel

(1)	Member of the nominating and corporate governance committee

(2)	Member of the compensation committee

(3)	Member of the audit committee

Directors and Executive Officers

      Michael L. Robertson is our founder and has served as our Chairman and Chief Executive Officer since September 2001. Prior to founding us, Mr. Robertson founded MP3.com, a publicly-traded company which focused on storage, management, promotion, and delivery of digital music. Mr. Robertson served as MP3.com’s Chief Executive Officer and Chairman of the Board from March 1998 to August 2001, when it was acquired by Vivendi Universal. From September 1995 to March 1998, Mr. Robertson operated several websites that focused on merging search technologies with commerce. From September 1995 to September 1996, Mr. Robertson was President and Chief Executive Officer of Media Minds, Inc., a developer of digital picture software. From January 1994 to August 1995, Mr. Robertson was President and Chief Executive Officer of MR Mac Software, a developer of networking and security tools. From July 2003 to the present, Mr. Robertson has served as the founder and Chief Executive Officer of SIPphone, Inc., a company that uses the Internet to allow customers to make free long distance phone calls. From January 2002 to July 2003, Mr. Robertson served as Chairman of Gamespy, now IGN/ Gamespy, an Internet gaming and entertainment company. Mr. Robertson holds a B.A. in cognitive science from the University of California, San Diego.

      Kevin B. Carmony has served as our President and Chief Operating Officer since September 2001 and has served as a member of our board of directors since April 2004. Prior to joining us in July 2001, Mr. Carmony served as a Project Director for MP3.com from April 2001 to July 2001. From March 2000 to March 2001, Mr. Carmony served as President of NewVox Records, a record company for independent musicians. From August 1998 to March 2000, Mr. Carmony served as founder and Chief Executive Officer of TrueVerse Management, a music management firm for recording artists.

From August 1995 to August 1998, Mr. Carmony was a co-founder and Vice President of Franchise Sales for I.N.V.U. Portraits, a chain of children’s vintage photography franchises. From January 1994 to August 1995, Mr. Carmony was President of I.N.V.U., Inc., an apparel manufacturing company. Mr. Carmony served as Vice President of Technology of Franklin Covey Co., an international learning and performance solutions company, from March 1992 to January 1994. From July 1989 to March 1992, Mr. Carmony served as founder and Chief Executive Officer of NewQuest Technologies, Inc., developer of the personal information management software Ascend, which was acquired by Franklin Covey in March 1992. From January 1983 to July 1989, Mr. Carmony served as founder and Chief Executive Officer of Streamlined Information Systems, Inc., a company that specialized in point-of-sale automation systems for retail operations. Mr. Carmony is also a co-founder and current director of Sadie’s, LLC, a national chain of mall-based children’s digital photography stores, as well as a board member of Awake Community, a not-for-profit organization. Mr. Carmony holds a B.A. in business administration from Weber State University.

      Chad H. Olson has served as our Chief Financial Officer since April 2003. From August 2000 to April 2003, Mr. Olson was the co-founder, Chief Executive Officer and a director of Sadie’s, LLC, a national chain of mall-based children’s digital photography stores. Mr. Olson continues to serve as a director of Sadie’s. From August 1995 to July 2000, Mr. Olson was a co-founder, Chief Executive Officer and President of I.N.V.U. Portraits, a chain of children’s vintage photography franchises. In October 1993, Mr. Olson founded I.N.V.U., Inc., an apparel manufacturing company, for which Mr. Olson served as Chief Executive Officer until August 1995. Mr. Olson was also the co-founder, Chairman and Chief Executive Officer of The Pro Image, Inc. from its inception in September 1985 until October 1993 when the company was sold. The Pro Image was a franchise chain of over 202 sports fan gift and apparel stores located in regional shopping malls in 46 states, Canada, Germany, Puerto Rico and Japan. Mr. Olson holds a B.S. in accounting from Weber State University. Mr. Olson is the brother-in-law of Thomas C. Welch, our Chief Technology Officer.

      Thomas C. Welch has served as our Chief Technology Officer since January 2002. From August 2001 to December 2001, Mr. Welch was a partner with QRQ Technologies, a professional services firm specializing in consultation and development of customized applications for various clients. From December 1999 until August 2001, Mr. Welch served as President of KnowledgeTrack Professional Services. From January 1994 to December 1999, Mr. Welch served as the founder, President and Chief Executive Officer of Axiom Technologies Ltd., which specialized in commercial quality software development and professional services for clients such as Franklin Covey Co., Rexall Corporation and Shaklee Corporation. Axiom Technologies was purchased by KnowledgeTrack Corporation in December 1999. From March 1992 to December 1993, Mr. Welch served as Director of Software Development at Franklin Covey Co., an international learning and performance solutions company. From July 1989 to March 1992 Mr. Welch served as Director of Software Development for NewQuest Technologies, Inc., where he developed the personal information management software, Ascend. Mr. Welch attended Brigham Young University and Weber State University. Mr. Welch is the brother-in-law of Chad H. Olson, our Chief Financial Officer.

      Rex E. Bosen has served as a member of our board of directors since April 2004. Since September 2002, Mr. Bosen has been Vice President, Finance and Accounting of Provide Commerce, Inc., a publicly-traded company that operates an e-commerce marketplace of websites for perishable goods. Prior to joining Provide Commerce, Mr. Bosen was a self-employed tax accountant from January 2001 through September 2002. From September 1999 through January 2001, Mr. Bosen co-founded and served as Chief Financial Officer at PhatPipe, Inc., a start-up company involved with the provision of high speed Internet access and e-commerce. From September 1992 through October 1999, Mr. Bosen served as the Controller at E/ G Electro-graph, Inc., a manufacturing company. From August 1984 to September 1992, Mr. Bosen was an accountant with Price Waterhouse. Mr. Bosen holds an MACC and B.S. in accounting from Brigham Young University.

      David S. Buzby has served as a member of our board of directors since April 2004. Since January 1992, Mr. Buzby has been a private equity investor investing in and managing early stage technology and environmental companies. From June 1999 to September 2000, Mr. Buzby was the Chief Operating Officer and a founding investor of Internet Barter, Inc., an international business-to-business e-commerce barter exchange. From August 1994 to January 1999, Mr. Buzby worked with Best Internet, a web hosting company. Mr. Buzby held various positions at Best Internet, including Chief Financial Officer and Vice Chairman of the board and was a founding investor. Since May 1999, Mr. Buzby has been a director of ValueClick, Inc., a publicly-traded company that provides a range of products and services relating to online marketing. Mr. Buzby also serves on the boards of several private companies. Mr. Buzby holds a B.A. in political science from Middlebury College and an M.B.A. from Harvard Business School.

      Robin D. Richards has served as a member of our board of directors since April 2004. Mr. Richards is currently the Chairman and Chief Executive Officer of Notification Technologies, Inc., which does business under the name Partnership for Academic and Community Excellence, or PACE. PACE provides Internet-to-phone-based communication among schools, parents, students, and faculty. From December 2002 to June 2003, Mr. Richards was the President and Chief Operating Officer of the Prostate Cancer Foundation, for which he continues to serve as a director. From January 1999 to August 2001, Mr. Richards served as the President and a director of MP3.com, a publicly-traded company which focused on storage, management, promotion, and delivery of digital music. He also served as the Chief Operating Officer of MP3.com from January 1999 to January 2001. After Vivendi Universal acquired MP3.com in August 2001, Mr. Richards served as the Chief Executive Officer of Vivendi Universal Net USA, a company created to oversee the U.S. Internet-related companies owned by Vivendi Universal. From October 1998 to January 1999 Mr. Richards served as Managing Director of Tickets.com, Inc., an Internet ticketing company. Prior to Tickets.com, Mr. Richards served as the founder, President and Chief Executive Officer of Lexi International, a teleservices and database management company. Mr. Richards also currently serves as the President of the Chase Foundation, an organization that provides funds to terminally ill children who have been hospitalized in the Los Angeles area. Mr. Richards holds a B.S. in political science from Michigan State University and attended Whittier College School of Law.

Key Employees

      Larry M. Kettler has been our Vice President of Worldwide Sales since October 2002. From December 2001 to October 2002, he was our Director of Sales. From March 2000 to December 2001, Mr. Kettler was Vice President of Channel Sales and Vice President of Business Development for Raindance Communications, Inc., a publicly-traded company that provides services that integrate traditional telephony technology with real-time interactive web tools. From February 1998 to March 2000, Mr. Kettler was Director of Business Development for Contigo Software, Inc., which offered web collaboration tools to enable real-time web conferences. Raindance acquired Contigo in June 2000. Mr. Kettler holds a B.S. in business marketing from San Diego State University.

      C. Kevin La Rue has been our Vice President of Marketing since September 2003. From December 2002 to September 2003, he was our Director of Services. From December 2001 to December 2002, Mr. La Rue was Director of Business Development for 3 Tier Systems, where he developed e-commerce websites with search engine marketing programs. From January 2001 to December 2001, Mr. La Rue was Product Planner for Sony Corporation, where he planned Sony’s next generation Internet appliances. From February 2000 to December 2000, Mr. La Rue was the Director of Product Marketing for exobox, Inc., an embedded software systems firm. From January 1998 to January 2000, Mr. La Rue was Director of Marketing Communications for Science Applications International Corporation, an employee-owned research and engineering firm. Mr. La Rue holds a B.S.B.A. in marketing from the University of Arizona.

      Randy D. Linnell has been our Vice President of Customer Satisfaction since October 2003. From January 2002 to October 2003, Mr. Linnell was our Director of Quality Support. From October 1990 to

September 2001, Mr. Linnell served in a variety of capacities with Franklin Covey Co., an international learning and performance solutions company, including Director of Customer Service, Director of Technology Training, Director of Products/ Services, Director of Technology and Director of Business Development. Mr. Linnell holds a B.A. in business management from Weber State University.

      William A. Long has been our Corporate Controller since February 2004. From September 2001 to December 2003, Mr. Long was Corporate Controller and Assistant Treasurer for Equidyne Corporation, a publicly-traded medical device manufacturing company. From February 1994 to September 2001, Mr. Long served in a variety of financial management positions with Maxwell Technologies, Inc., a publicly-traded developer and manufacturer of cost-effective energy storage and power delivery solutions, including Division Controller, Corporate Manager of Financial Reporting and Corporate Controller. From September 1986 to February 1994, Mr. Long was an accountant with Ernst & Young LLP. Mr. Long holds a B.B.A. in accounting from the University of San Diego.

      Michael S. Umansky has been our General Counsel since July 2004. Mr. Umansky was associated with the law firm of Morrison & Foerster LLP from February 2003 to July 2004 and with the law firm of Brobeck, Phleger & Harrison LLP from October 1996 to February 2003, where he represented a variety of clients in general corporate and securities law matters. Mr. Umansky is a member of the State Bar of California and holds a B.A. in psychology from the University of California, Los Angeles and a J.D. from the University of California, Berkeley.

Classified Board of Directors

      Our board of directors currently has five members. Our restated certificate of incorporation and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the first annual meeting of stockholders following the completion of this offering, Class II directors’ terms will expire at the second annual meeting of stockholders following the completion of this offering, and Class III directors’ terms will expire at the third annual meeting of stockholders following the completion of this offering. The Class I directors are Messrs. Bosen and Richards, the Class II directors are Messrs. Buzby and Carmony and the Class III director is Mr. Robertson. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

      In addition, our restated bylaws provide that the authorized number of directors which shall constitute the whole board of directors may be changed by a resolution duly adopted by the board of directors or by the holders of at least 66 2/3% of our outstanding voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

      Audit Committee. Our audit committee currently consists of Messrs. Bosen, Buzby and Richards, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent registered public accounting firm and with internal financial personnel regarding these matters;

•	recommending to our board of directors the engagement of our independent registered public accounting firm;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management and our independent registered public accounting firm, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

      Both our independent registered public accounting firm and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

      Compensation Committee. Our compensation committee currently consists of Messrs. Bosen, Buzby and Richards, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans; and

•	advising and consulting with our officers regarding managerial personnel and development.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Messrs. Bosen, Buzby and Richards, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Director Compensation

      In April 2004, we established a non-employee director compensation program. We currently do not pay any cash compensation to our directors for their service as directors. Directors are reimbursed for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors. In connection with each non-employee director’s election to our board of directors, we grant to the director an option to purchase 27,397 shares of common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. These options vest and become exercisable on a monthly basis over four years, and they become fully vested and exercisable if we experience a change of control. In addition, each non-employee director who is re-elected to the board of directors at an annual meeting of our stockholders will be granted a fully-vested option to purchase 5,479 shares of common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. Each year the chairman of our audit committee will receive an additional fully-vested option to purchase 8,219 shares of common stock and the chairman of each of our compensation committee and our nominating and corporate governance committee will receive an additional fully-vested option to purchase 5,479 shares of common stock.

      Pursuant to our non-employee director compensation program, in April 2004 our initial non-employee directors, Messrs. Bosen, Buzby and Richards, each received their initial option to purchase 27,397 shares of common stock and we also granted to Messrs. Bosen, Buzby and Richard their annual option grants under the program. These annual grants included options to purchase 13,699 shares of common stock in the case of Mr. Bosen and options to purchase 10,959 shares of common stock in the case of Messrs. Buzby and Richards.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Executive Compensation

      The following table summarizes information concerning the compensation awarded to, earned by or paid for services rendered to us in all capacities during the fiscal year ended December 31, 2003 by our Chief Executive Officer and our three other most highly compensated executive officers whose salary and bonus for fiscal 2003 exceeded $100,000. We refer to these executives as our named executive officers elsewhere in this prospectus. No other individuals served as our executive officers during 2003.

Summary Compensation Table

				Long term
				compensation
	Annual compensation
				Securities
			Other annual	underlying	All other
Name and principal position	Salary	Bonus	compensation	options	compensation

Michael L. Robertson	$14,040	$—	$—	—	$—
Chief Executive Officer
Kevin B. Carmony	99,000	25,000	—	—	—
President and Chief Operating Officer
Chad H. Olson(1)	65,100	5,000	—	273,973	—
Chief Financial Officer
Thomas C. Welch	140,000	10,000	—	—	—
Chief Technology Officer

(1)	Mr. Olson began his employment with us in April 2003.

Stock Option Grants in Last Fiscal Year

      The following table summarizes the stock options granted to each named executive officer during the fiscal year ended December 31, 2003. No stock appreciation rights were granted during the year. All options were granted under the 2001 stock incentive plan.

Option grants in last fiscal year
Potential realizable value
		Percent of			at assumed annual rates
	Number of	total options			of stock price
	securities	granted to			appreciation for options
	underlying	employees	Exercise		terms(1)
	options	in fiscal	price per	Expiration
Name	granted	year	share	date	5%	10%

Michael L. Robertson	—	—	—	—	—	—
Kevin B. Carmony	—	—	—	—	—	—
Chad H. Olson	273,973	59%	$0.0347	04/01/2013	$4,454,512	$7,114,373
Thomas C. Welch	—	—	—	—	—	—

(1)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $10.00, which is the midpoint of the range listed on the cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts per share representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission based on the assumed initial public offering price of $10.00 per share and do not represent our estimate or projection of the future common stock price.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 2003 and unexercised options held as of December 31, 2003, by each of the named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $10.00, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our 2001 stock incentive plan.

Number of securities
			underlying unexercised		Value of unexercised
			options at		in-the-money options at
	Shares		December 31, 2003		December 31, 2003
	acquired	Value
Name	on exercise	realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael L. Robertson	—	—	—	—	—	—
Kevin B. Carmony	—	—	—	—	—	—
Chad H. Olson	—	—	68,493	205,480	$682,553	$2,047,670
Thomas C. Welch	—	—	136,986	136,987	$1,365,107	$1,365,116

Employment Agreements

      Employment Agreement with Michael L. Robertson. In April 2004, we entered into an employment agreement with Michael L. Robertson, our Chairman and Chief Executive Officer. The agreement provides for a base salary of $410,000 per year, to be reviewed and adjusted from time to time in accordance with our procedures for adjusting salaries for senior executives. The agreement also provides that Mr. Robertson is eligible to receive an annual bonus of up to 25% of his annual base salary, subject to his attainment of reasonable corporate goals and objectives to be established annually by our board of directors (or compensation committee) with the assistance and agreement of Mr. Robertson. In addition, pursuant to the agreement, we granted to Mr. Robertson options to purchase 410,959 shares of our common stock, at an exercise price of $9.13 per share, which our board of directors determined to be the fair market value per share of our common stock at the date of grant. These options vest on a monthly basis over four years. The agreement also provides that, if we experience a change in control, then all non-vested options to purchase shares of our common stock granted to Mr. Robertson may immediately become vested, in the discretion of the administrator of the plans under which the options are granted.

      The agreement provides that Mr. Robertson is an at will employee, which means he or we can terminate his employment at any time, with or without cause. If we terminate Mr. Robertson’s employment without cause (as defined in the agreement), Mr. Robertson terminates his employment for good reason (as defined in the agreement) or if Mr. Robertson dies or becomes disabled as a direct result of business-related activities within nine months of the date of the agreement, then:

•	Mr. Robertson is entitled to receive severance equal to the amount of the annual base salary and bonus that he would have earned during the severance period if he had remained employed with us;

•	we will continue to make available to Mr. Robertson the benefits made generally available to our employees, to the extent permitted under applicable law and the terms of the benefit plans; and

•	all non-vested options to purchase shares of our common stock granted to Mr. Robertson will immediately become vested.

The agreement provides that, if Mr. Robertson’s employment is terminated on or before the first anniversary of the date of the agreement, then the severance period will be the period beginning on the date of his termination and ending on the third anniversary of the date of the agreement. Otherwise, the severance period will be the 24-month period immediately following the date of his termination.

      The salary, bonus and severance provisions of the agreement do not become effective until the completion of this offering, at which time any unpaid salary accrued under the agreement will be paid to Mr. Robertson, if he is still employed by us at that time.

      Employment Agreement with Kevin B. Carmony. In April 2004, we entered into an employment agreement with Kevin B. Carmony, our President and Chief Operating Officer. The agreement provides for a base salary of $275,000 per year, to be reviewed and adjusted from time to time in accordance with our procedures for adjusting salaries for senior executives. The agreement also provides that Mr. Carmony is eligible to receive an annual bonus of up to 25% of his annual base salary, subject to his attainment of reasonable corporate goals and objectives to be established annually by our Chief Executive Officer (or compensation committee) with the assistance and agreement of Mr. Carmony. In addition, pursuant to the agreement, we granted to Mr. Carmony options to purchase 273,973 shares of our common stock, at an exercise price of $9.13 per share, which our board of directors determined to be the fair market value per share of our common stock at the date of grant. These options vest on a monthly basis over four years. The agreement also provides that, if we experience a change in control, then all non-vested options to purchase shares of our common stock granted to Mr. Carmony may immediately become vested, in the discretion of the administrator of the plans under which the options are granted.

      The agreement provides that Mr. Carmony is an at will employee, which means he or we can terminate his employment at any time, with or without cause. If we terminate Mr. Carmony’s employment without cause (as defined in the agreement), Mr. Carmony terminates his employment for good reason (as defined in the agreement) or if Mr. Carmony dies or becomes disabled as a direct result of business-related activities within nine months of the date of the agreement, then:

•	Mr. Carmony is entitled to receive severance equal to the amount of the annual base salary and bonus that he would have earned during the severance period if he had remained employed with us;

•	we will continue to make available to Mr. Carmony the benefits made generally available to our employees, to the extent permitted under applicable law and the terms of the benefit plans; and

•	all non-vested options to purchase shares of our common stock granted to Mr. Carmony will immediately become vested.

      The agreement provides that, if Mr. Carmony’s employment is terminated on or before the first anniversary of the date of the agreement, then the severance period will be the period beginning on the date of his termination and ending on the third anniversary of the date of the agreement. Otherwise, the severance period will be the 24-month period immediately following the date of his termination.

      The salary, bonus and severance provisions of the agreement do not become effective until the completion of this offering, at which time any unpaid salary accrued under the agreement will be paid to Mr. Carmony, if he is still employed by us at that time.

      Employment Agreement with Chad H. Olson. In April 2004, we entered into an employment agreement with Chad H. Olson, our Chief Financial Officer. The agreement provides for a base salary of $240,000 per year, to be reviewed and adjusted from time to time in accordance with our procedures for adjusting salaries for senior executives. The agreement also provides that Mr. Olson is eligible to receive an annual bonus of up to 25% of his annual base salary, subject to his attainment of reasonable corporate goals and objectives to be established annually by our Chief Operating Officer and President (or compensation committee) with the assistance and agreement of Mr. Olson. In addition, pursuant to the agreement, we granted to Mr. Olson options to purchase 205,479 shares of our common stock, at an exercise price of $9.13 per share, which our board of directors determined to be the fair market value per share of our common stock at the date of grant. These options vest on a monthly basis over four years. The agreement also provides that, if we experience a change in control, then all non-vested options to purchase shares of our common stock granted to Mr. Olson may immediately become vested, in the discretion of the administrator of the plans under which the options are granted.

      The agreement provides that Mr. Olson is an at will employee, which means he or we can terminate his employment at any time, with or without cause. If we terminate Mr. Olson’s employment without cause (as defined in the agreement), Mr. Olson terminates his employment for good reason (as defined in the agreement) or if Mr. Olson dies or becomes disabled as a direct result of business-related activities within nine months of the date of the agreement, then:

•	Mr. Olson is entitled to receive severance equal to the amount of the annual base salary and bonus that he would have earned during the severance period if he had remained employed with us;

•	we will continue to make available to Mr. Olson the benefits made generally available to our employees, to the extent permitted under applicable law and the terms of the benefit plans; and

•	all non-vested options to purchase shares of our common stock granted to Mr. Olson will immediately become vested.

      The agreement provides that, if Mr. Olson’s employment is terminated on or before the first anniversary of the date of the agreement, then the severance period will be the period beginning on the date of his termination and ending on the third anniversary of the date of the agreement. Otherwise, the severance period will be the 24-month period immediately following the date of his termination.

      The salary, bonus and severance provisions of the agreement do not become effective until the completion of this offering, at which time any unpaid salary accrued under the agreement will be paid to Mr. Olson, if he is still employed by us at that time.

      Employment Agreement with Thomas C. Welch. In April 2004, we entered into an employment agreement with Thomas C. Welch, our Chief Technology Officer. The agreement provides for a base salary of $200,000 per year, to be reviewed and adjusted from time to time in accordance with our procedures for adjusting salaries for senior executives. The agreement also provides that Mr. Welch is eligible to receive an annual bonus of up to 25% of his annual base salary, subject to his attainment of reasonable corporate goals and objectives to be established annually by our Chief Operating Officer and President (or compensation committee) with the assistance and agreement of Mr. Welch. In addition, pursuant to the agreement, we granted to Mr. Welch options to purchase 205,479 shares of our common stock, at an exercise price of $9.13 per share, which our board of directors determined to be the fair market value per share of our common stock at the date of grant. These options vest on a monthly basis over four years. The agreement also provides that, if we experience a change in control, then all non-vested options to purchase shares of our common stock granted to Mr. Welch may immediately become vested, in the discretion of the administrator of the plans under which the options are granted.

      The agreement provides that Mr. Welch is an at will employee, which means he or we can terminate his employment at any time, with or without cause. If we terminate Mr. Welch’s employment without cause (as defined in the agreement), Mr. Welch terminates his employment for good reason (as defined in the agreement) or if Mr. Welch dies or becomes disabled as a direct result of business-related activities within nine months of the date of the agreement, then:

•	Mr. Welch is entitled to receive severance equal to the amount of the annual base salary and bonus that he would have earned during the severance period if he had remained employed with us;

•	we will continue to make available to Mr. Welch the benefits made generally available to our employees, to the extent permitted under applicable law and the terms of the benefit plans; and

•	all non-vested options to purchase shares of our common stock granted to Mr. Welch will immediately become vested.

      The agreement provides that, if Mr. Welch’s employment is terminated on or before the first anniversary of the date of the agreement, then the severance period will be the period beginning on the date of his termination and ending on the third anniversary of the date of the agreement. Otherwise, the severance period will be the 24-month period immediately following the date of his termination.

      The salary, bonus and severance provisions of the agreement do not become effective until the completion of this offering, at which time any unpaid salary accrued under the agreement will be paid to Mr. Welch, if he is still employed by us at that time.

Benefit Plans

      2004 Stock Incentive Plan. Our board of directors and our stockholders approved our 2004 stock incentive plan in May 2004. We have reserved 3,506,849 shares of our common stock for issuance under our 2004 stock incentive plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. The number of shares initially reserved under the 2004 stock incentive plan will be increased by any shares (up to a maximum of 2,520,547 shares) represented by awards under our 2001 stock incentive plan that are forfeited, expire or are cancelled on or after the effective date of the registration statement relating to this offering. Commencing on the first business day of each calendar year beginning in 2005, the number of shares of stock reserved for issuance under the 2004 stock incentive plan (including issuance as incentive stock options) will be increased annually by a number equal to the lesser of (a) three percent of the total number of shares outstanding as of that date, (b) 1,369,863 shares, or (c) a lesser number of shares determined by the board. No awards have yet been granted under the 2004 stock incentive plan and therefore 3,506,849 shares of common stock remain available for grant.

      Our 2004 stock incentive plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Stock options granted under the 2004 stock incentive plan may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants.

      The board of directors or a committee designated by the board, referred to as the “plan administrator”, will administer our 2004 stock incentive plan, including selecting the optionees, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

      The exercise price of all incentive stock options granted under our 2004 stock incentive plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock at the date of grant and the maximum term of these incentive stock options must not exceed five years. The maximum term of an incentive stock option granted to any other participant must not exceed ten years. The plan administrator will determine the term and exercise or purchase price of all other awards granted under our 2004 stock incentive plan.

      Under the 2004 stock incentive plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards are transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2004 stock incentive plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

      In the event a participant in our 2004 stock incentive plan terminates service or is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in our 2004 stock incentive plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

      The administrator has discretion to provide for acceleration of vesting in connection with a corporate transaction. Under our 2004 stock incentive plan, a corporate transaction is generally defined as:

•	acquisition of 40% or more of our stock by any individual or entity including by tender offer or a reverse merger;

•	a sale, transfer or other disposition of all or substantially all of the assets of our company;

•	a merger or consolidation in which our company is not the surviving entity; or

•	a complete liquidation or dissolution.

      Unless terminated sooner, our 2004 stock incentive plan will automatically terminate in 2014. Our board of directors will have the authority to amend or terminate our 2004 stock incentive plan. No amendment or termination of the 2004 stock incentive plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we must obtain stockholder approval of any such amendment to the 2004 stock incentive plan in such a manner and to such a degree as required.

      2004 Non-Employee Director Stock Option Program. Our 2004 non-employee director stock option program will be adopted as part of to the 2004 stock incentive plan and will be subject to the terms and conditions of the 2004 stock incentive plan. Our 2004 non-employee director stock option program was approved by our board of directors in May 2004. The 2004 non-employee director stock option program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

      The purpose of the 2004 non-employee director stock option program is to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

      The 2004 non-employee director stock option program will establish an automatic option grant program for the grant of awards to non-employee directors, which will be consistent with the terms and conditions of the non-employee director compensation program that we established in April 2004, as described above under “Management — Director Compensation.” Under the 2004 non-employee director stock option program, in connection with each non-employee director’s election to our board of directors, we grant to the director an option to purchase 27,397 shares of common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. These options vest and become exercisable on a monthly basis over four years, and they become fully vested and exercisable if we experience a change of control. In addition, each non-employee director who is re-elected to the board of directors at an annual meeting of our stockholders will be granted a fully-vested option to purchase 5,479 shares of common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. Each year the chairman of our audit committee will receive an additional fully-vested option to purchase 8,219 shares of common stock and the chairman of each of our compensation committee and our nominating and corporate governance committee will receive an additional fully-vested option to purchase 5,479 shares of common stock. The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option.

      The 2004 non-employee director stock option program will be administered by the board or a committee designated by the board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act, referred to as the “program administrator.” The program administrator determines the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional awards under the 2004 stock incentive plan, subject to the discretion of the board or the committee.

      Unless terminated sooner, the 2004 non-employee director stock option program will terminate automatically in 2014 when the 2004 stock incentive plan terminates. Our board of directors will have the authority to amend, suspend or terminate the 2004 non-employee director stock option program. No amendment or termination of the 2004 non-employee director stock option program may adversely affect any rights under options already granted to a non-employee director unless agreed to by the affected non-employee director. The 2004 non-employee director stock option program was adopted by the board pursuant to its discretionary authority under the 2004 stock incentive plan to make option grants to non-employee directors. Accordingly, stockholder approval is not required for the adoption or any amendment of the 2004 non-employee director stock option program.

      2001 Stock Incentive Plan. The 2001 stock incentive plan was approved by our board of directors and our stockholders in December 2001. As of the date of this prospectus, we have a total of 2,910,959 shares of common stock reserved for issuance under the 2001 stock incentive plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. As of March 31, 2004, options to purchase 399,342 shares of common stock had been exercised (of which 251,226 options were granted under the 2001 stock incentive plan), options to purchase 1,053,391 shares of common stock were outstanding and 510,452 shares of common stock remained available for grant. As of March 31, 2004, the outstanding options were exercisable at a weighted average exercise price of approximately $0.04 per share. In April 2004, we amended and restated the 2001 stock incentive plan to increase the number of shares of common stock reserved for issuance under the 2001 stock incentive plan from 1,815,068 shares to 2,910,959 shares.

      After the completion of this offering, no additional options will be granted under the 2001 stock incentive plan and all options granted under the 2001 stock incentive plan that expire without having been exercised or are cancelled will become available for grant under the 2004 stock incentive plan.

      Awards under the 2001 stock incentive plan may consist of incentive stock options (which are stock options that qualify under Section 422 of the Internal Revenue Code), non-qualified stock options and direct issuances of common stock.

      Under the 2001 stock incentive plan, the board may grant incentive stock options to employees, including officers and employee directors. Non-qualified stock options and stock issuances may be granted to employees, directors and consultants. The board of directors or a committee designated by the board (referred to as the “administrator”) administers our 2001 stock incentive plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

      The exercise price of all incentive stock options granted under our 2001 stock incentive plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. The exercise price of all non-qualified stock options granted under our 2001 stock incentive plan are determined by the administrator, but in no event may be less than 85% of the fair market value of the common stock on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of ours, the exercise price of any option must equal at least 110% of the fair market value of the common stock at the date of grant. The maximum term of an incentive stock option or non-qualified stock option must not exceed ten years. With respect to any optionee who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the maximum term of an incentive stock option must not exceed five years. The purchase price per share for direct stock issuances cannot be less than 85% of the fair market value of the common stock on the date of issuance. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the purchase price per share for direct stock issuances cannot be less than 100% of the fair market value of the common stock on the date of issuance.

      Under the 2001 stock incentive plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the optionee only by the optionee. Non-qualified stock options are transferable by will or by the laws of descent or distribution and to members of the optionee’s immediate family to the extent permitted by the administrator.

      If an optionee’s continuous service terminates without cause for any reason other than death or disability, the optionee may exercise his or her vested options within the period specified in the applicable option agreement, which period will not be less than the 60-day period following the termination date. If we terminate an optionee’s continuous service for cause, any options which have become exercisable prior to the time of termination will immediately terminate, except as otherwise determined by the administrator. If an optionee’s continuous service terminates as a result of death, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee’s death. If an optionee’s continuous service terminates as a result of disability, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 6 months from the date of the optionee’s disability.

      The administrator has discretion to provide for acceleration of vesting in connection with a corporate transaction. Under our 2001 stock incentive plan, a corporate transaction is generally defined as:

•	the acquisition of more than 50% of our stock by any individual or entity including by a reverse merger;

•	a sale, transfer or other disposition of all or substantially all of the assets of our company;

•	a merger or consolidation in which our company is not the surviving entity; or

•	a complete liquidation or dissolution.

      The 2001 stock incentive plan will terminate automatically in 2011 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 2001 stock incentive plan. No amendment or termination of the 2001 stock incentive plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we must obtain stockholder approval of any such amendment to the 2001 stock incentive plan in such a manner and to such a degree as required.

Limitations on Directors’ Liability and Indemnification Agreements

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors, officers and key employees which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors, officers and key employees other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors, officers or key employees as a result of any proceeding against them as to which they could be indemnified.

      At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In September 2001, we issued an aggregate of 273,973 shares of our common stock to Michael L. Robertson, our Chairman, Chief Executive Officer and majority stockholder, for an aggregate purchase price of $9,500, and in October 2001, we issued an aggregate of 47,474,626 shares of our Series A preferred stock to Mr. Robertson, for an aggregate purchase price of $4,499,645.

      In September 2001, we issued to Kevin B. Carmony, our President and Chief Operating Officer, 1,130,137 shares of our common stock valued at $39,187, in lieu of a like amount of compensation otherwise due to him for services rendered.

      In October 2001, we issued an aggregate of 5,275,374 shares of Series A preferred stock to the Burcham Community Property Trust dated May 23, 1990, for an aggregate purchase price of $500,000. The trustees of the Burcham Community Property Trust are the parents of Mr. Robertson’s wife.

      In July 2002, we entered into a revolving line-of-credit agreement with Mr. Robertson. Pursuant to this agreement, Mr. Robertson provided to us a line of credit of up to a total of $5,000,000, bearing simple interest at a rate of 10% per year, with interest payments due monthly and all outstanding principal amounts due on December 31, 2003. In February 2004, the credit agreement was amended to increase the maximum amount available under the line of credit to $10,000,000 and to extend the maturity date for both principal and accrued interest to June 30, 2005. The credit agreement was further amended to remove the requirement to make monthly interest payments. As of March 31, 2004, we owed Mr. Robertson approximately $10,400,000 in principal and accrued interest under the credit agreement. As discussed above under “Use of Proceeds,” we intend to use a portion of the first installment of the proceeds from our recent settlement with Microsoft to pay to Mr. Robertson all amounts that we owe to him under the credit agreement.

      In 2003 through March 2004, we had an arrangement with SIPphone, Inc., a company of which Mr. Robertson is the founder and Chief Executive Officer, under which we provided office space and administrative support to SIPphone, including the handling of payments from third parties for its products, for which we are reimbursed at cost. In 2003, the aggregate amounts paid to us by SIPphone under this arrangement were $91,916 and the aggregate amounts paid by us to SIPphone were $100,141. In April 2004, we entered into a written sublease with SIPphone memorializing the terms of our agreement to provide office space to SIPphone through 2006. SIPphone’s sublease payments are calculated based on the percentage of our total square footage subleased to SIPphone and a corresponding percentage of any overage from operating expenses. Given that SIPphone subleases 6% of our total square footage, these sublease payments have equaled 6% of our monthly lease obligation plus a percentage of any overage from operating expenses.

      We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law and may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2004 for:

•	each executive officer named in the Summary Compensation Table;

•	each of our directors;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable within 60 days of June 30, 2004.

      Percentage of beneficial ownership before the offering is based on 16,347,586 shares, consisting of 1,895,532 shares of common stock outstanding as of June 30, 2004, and 14,452,054 shares issuable upon the conversion of the preferred stock. Percentage of beneficial ownership after the offering is based on 20,747,586 shares, including 4,400,000 shares sold in this offering.

      Unless otherwise indicated, the address for the following stockholders is c/o Lindows, Inc., 9333 Genesee Ave., 3rd Floor, San Diego, California 92121.

		Percentage beneficially owned
Name and address
of beneficial owner	Shares beneficially owned	Before offering		After offering

Executive Officers and Directors:
Michael L. Robertson(1)	13,232,774	80.8%		63.7%
Kevin B. Carmony(2)	867,160	5.3		4.2
Chad H. Olson(3)	291,096	1.8		1.4
Thomas C. Welch(4)	291,096	1.8		1.4
Rex E. Bosen(5)	15,982		*		*
David S. Buzby(6)	13,242		*		*
Robin D. Richards(7)	13,242		*		*
5% Stockholders:
Burcham Community Property Trust dated May 23, 1990(8)	1,390,513	8.5		6.7
Executive officers and directors as a group (seven persons)(9)	14,724,591	86.8%		68.9%

*	less than one percent of the outstanding shares of common stock.

(1)	Includes (a) 10,814,966 shares owned by The SKL Trust dated May 19, 2000, of which Mr. Robertson is a trustee, (b) 2,383,561 shares owned by The Robertson Descendants Irrevocable Trust dated July 15, 1999, of which Mr. Robertson is a trustee and (c) 34,247 shares subject to options exercisable within 60 days of June 30, 2004.

(2)	Includes 22,831 shares subject to options exercisable within 60 days of June 30, 2004.

(3)	Includes 250,000 shares subject to options exercisable within 60 days of June 30, 2004.

(4)	Includes 263,699 shares subject to options exercisable within 60 days of June 30, 2004.

(5)	Includes 15,982 shares subject to options exercisable within 60 days of June 30, 2004.

(6)	Includes 13,242 shares subject to options exercisable within 60 days of June 30, 2004.

(7)	Includes 13,242 shares subject to options exercisable within 60 days of June 30, 2004.

(8)	Keith Burcham and Audra Lee Burcham are co-trustees of Burcham Community Property Trust dated May 23, 1990. The Burcham Community Property Trust’s address is P.O. Box 3445, Rancho Santa Fe, California 92067.

(9)	Includes options to purchase up to 613,242 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

      The following summary of the rights of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Based on 1,895,532 shares of common stock outstanding as of June 30, 2004, the issuance of 4,400,000 shares of common stock in this offering, the issuance of 14,452,054 shares of common stock upon conversion of all outstanding shares of our preferred stock, and no exercise of outstanding options or warrants, there will be 20,747,586 shares of common stock outstanding upon completion of this offering. As of the same date, there were options outstanding to purchase 2,506,738 shares of common stock and no warrants outstanding. As of June 30, 2004, we had approximately 53 record holders of our common stock.

Voting Rights

      Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

      Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

      In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

      The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

      All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

      As of June 30, 2004, there were 52,750,000 shares of preferred stock outstanding. Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 14,452,054 shares of common stock.

      Following the offering, our board of directors will have the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock after completion of this offering.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

      Provisions of our restated certificate of incorporation and restated bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

      In particular, our certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors

      Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders

      Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

      Special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors or a majority of the members of the board of directors.

Advance Notice Requirement

      Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices no later than the due date for stockholder proposals that is specified in our proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders, which date shall not be less than 120 days in advance of the date of that proxy statement.

Amendment of Bylaws and Certificate of Incorporation

      The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our amended and restated bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section or that are described under “Management — Limitation of Liability and Indemnification of Officers and Directors” above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock

      Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Inclusion for Quotation on Nasdaq

      We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol “LINE.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the U.S. Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

      This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	entities that are “controlled foreign corporations,” “passive foreign investment companies” or “foreign personal holding companies” for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, or partnership, including any entity treated as a partnership for U.S. federal income tax purposes, created or organized under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or other trusts considered U.S. persons for U.S. federal income tax purposes.

      Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

      If distributions are made with respect to shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will be treated as gain on the disposition of the common stock, as discussed below. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

      If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any U.S. federal income tax withholding, provided certain certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a U.S. federal “branch profits tax” equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

      In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed U.S. Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the U.S. Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Taxes

      Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting and Backup Withholding

      Under U.S. Treasury regulations, we must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable income tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      U.S. federal backup withholding, currently at a 28% rate of tax, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if either the holder has properly certified that it is not a U.S. person on U.S. Internal Revenue Services Form W-8BEN (or other appropriate form) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for, obtaining an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there has been no public market for our common stock. Possible or actual sales by our stockholders of substantial amounts of our common stock in the public market following this offering could cause the prevailing market price of our common stock to decline and could make it difficult or impossible for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

      Upon completion of this offering, we will have 20,747,586 shares of common stock outstanding, based on shares outstanding as of June 30, 2004 and assuming no exercise of currently outstanding options or warrants. Of these shares, the 4,400,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 16,347,586 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration such as the exemptions under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

      As a result of lock-up agreements, the provisions of Rules 144 and 701 and a registration statement on Form S-8 that we expect to file after the effective date of this offering, based on shares outstanding as of June 30, 2004, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	143,342 restricted shares will be eligible for immediate sale on the effective date of this offering;

•	340,566 restricted shares will be eligible for sale approximately 30 days after the date of this prospectus, pursuant to a registration statement on Form S-8 that we expect to file, as described below;

•	148,116 restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	15,433,369 restricted shares will be eligible for sale upon expiration of the lock-up agreements, which will occur 180 days after the date of this prospectus; and

•	the remaining 282,191 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-Up Agreements

      The holders of approximately 95% of our capital stock outstanding as of June 30, 2004 have entered into lock-up agreements pursuant to which they have agreed, subject to specified exceptions, that, without prior written consent of Roth Capital Partners, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the effective date of the registration statement. However, notwithstanding the foregoing restrictions, one of the lock-up agreements permits a non-management stockholder to make sales resulting in gross proceeds to the holder of not more than $500,000 in the aggregate. Additionally, Roth Capital Partners, at its discretion, can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow all of our stockholders to sell their shares of our common stock in the public market subject only to applicable securities rules and regulations. In considering any request to release shares subject to a lock-up agreement Roth Capital Partners will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Roth Capital Partners does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 207,476 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the volume limitations, manner-of-sale provisions, notice requirements and public information provisions of Rule 144. Therefore, unless restricted under the 180-day lock-up arrangement or otherwise, Rule 144(k) shares may be sold immediately upon the closing of this offering.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Employee Benefit Plans

      We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering the shares of common stock issued or reserved for issuance under our 2001 stock incentive plan and 2004 stock incentive plan, as well as 844,329 shares of common stock held by our President. The registration statement is expected to be filed and become effective approximately 30 days after the date of this prospectus. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates and to shares that we issued prior to the filing of the registration statement, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

PLAN OF DISTRIBUTION

      We and the underwriters named below intend to enter into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below will severally agree to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

Roth Capital Partners, LLC
JMP Securities LLC
Merriman Curhan Ford & Co.
Kaufman Bros., L.P.

Total	4,400,000

      The underwriting agreement will provide that the obligations of the underwriters are subject to conditions, including:

•	the absence of any material misstatements or omissions in this prospectus or the registration statement;

•	the absence of any material adverse change in our business;

•	the continuing accuracy of representations and warranties made to the underwriters by us; and

•	the receipt of certificates, opinions and letters from us, counsel and our independent accountants.

      Subject to those conditions, the underwriters will be committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased. This commitment does not include the shares subject to the over-allotment option described below unless and until the underwriters exercise this option.

      The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the common stock is released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 660,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered hereby.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,750,000.

      The terms of the underwriting agreement will provide that we will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      We have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 180 days after the date of this prospectus, except with the prior written consent of Roth Capital Partners. In addition, the holders of approximately 95% of our capital stock outstanding as of June 30, 2004 have entered into lock-up agreements pursuant to which they have agreed, subject to specified exceptions, that, without prior written consent of Roth Capital Partners, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the effective date of the registration statement. However, notwithstanding the foregoing restrictions, one of the lock-up agreements permits a non-management stockholder to make sales resulting in gross proceeds to the holder of not more than $500,000 in the aggregate. Roth Capital Partners, at its discretion, can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow all of our stockholders to sell their shares of our common stock in the public market subject only to applicable securities rules and regulations. In considering any request to release shares subject to a lock-up agreement Roth Capital Partners will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Roth Capital Partners does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods.

      At our request, the underwriters have reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to individuals associated with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

      This prospectus forms part of a registration statement on Form S-1 filed with the Securities and Exchange Commission, to register the shares under the Securities Act.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market.

      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common shares until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The financial statements as of December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003 and for the period from July 24, 2001 (inception) to December 31, 2001 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance where such contract or other document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by the filed exhibit.

      You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.linspire.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute an incorporation by reference of the information contained at this site into the registration statement or this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited and restated)	F-3
Statements of Operations for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited and restated)
F-4
Statements of Changes in Stockholders’ Equity (Deficit) for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 (unaudited and restated)
F-5
Statements of Cash Flows for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited and restated)
F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Lindows, Inc.

      In our opinion, the accompanying balance sheets and the related statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Lindows, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended and for the period from July 24, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has negative working capital and an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Diego, California

April 19, 2004, except for Note 12 which is as of July 16, 2004

LINDOWS, INC.

BALANCE SHEETS

				Pro forma
	December 31,			stockholders’
			March 31,	equity (deficit) at
	2002	2003	2004	March 31, 2004

			(unaudited)	(unaudited – note 1)

			(restated – see Note 2)
ASSETS
Current Assets:
Cash and cash equivalents	$113,318	$250,720	$5,150,495
Accounts receivable and other receivables, net	—	—	30,003
Prepaid and other current assets	256,040	36,414	83,389

Total current assets	369,358	287,134	5,263,887
Property and equipment, net	658,641	646,603	572,923
Deferred offering costs	—	—	227,813

Total assets	$1,027,999	$933,737	$6,064,623

LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$142,609	$102,642	$153,902
Accrued expenses	307,197	302,301	832,709
Accrued compensation	114,583	212,626	305,063
Deferred revenue	850,037	1,446,120	1,567,911

Total current liabilities	1,414,426	2,063,689	2,859,585
Deferred revenue — non-current	572,111	260,719	262,533
Note payable to stockholder, including accrued interest of $19,540, $303,181 and $416,792 at December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively	1,499,261	4,703,181	10,416,792

Total liabilities	3,485,798	7,027,589	13,538,910
Commitments & Contingencies (Notes 8 and 9)
Stockholders’ Equity (Deficit):
Series A Convertible Preferred stock: $.0001 par value; 80,000,000 shares authorized; 52,750,000 shares issued and outstanding at December 31, 2002, 2003 and March 31, 2004 (unaudited) respectively; liquidation preference of $5,000,000 at December 31, 2003 and March 31, 2004 (unaudited); no shares issued and outstanding on a pro forma basis (unaudited)	5,275	5,275	5,275	$—
Common stock, $.0001 par value; 70,000,000 shares authorized; 1,494,863, 1,642,613 and 1,803,452 shares issued and outstanding at December 31, 2002, 2003 and March 31, 2004 (unaudited) respectively; 16,255,506 shares issued and outstanding on a pro forma basis (unaudited)	149	164	180	1,626
Additional paid-in capital	5,440,408	6,016,902	6,454,340	6,458,169
Deferred compensation	(110,883)	(248,243)	(453,173)	(453,173)
Stock subscription receivable	(9,145)	(9,145)	—	—
Accumulated deficit	(7,783,603)	(11,858,805)	(13,480,909)	(13,480,909)

Total stockholders’ equity (deficit)	(2,457,799)	(6,093,852)	(7,474,287)	(7,474,287)

Total liabilities and stockholders’ equity (deficit)	$1,027,999	$933,737	$6,064,623

See accompanying notes to financial statements.

LINDOWS, INC.

STATEMENTS OF OPERATIONS

	Period from
	July 24, 2001	Years ended		Three months ended
	(inception) to	December 31		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
					(restated —
					see Note 2)
Revenues	$—	$63,131	$2,074,002	$311,673	$1,030,061
Cost of revenues	—	415,077	605,567	158,198	211,438

Gross profit (loss)	—	(351,946)	1,468,435	153,475	818,623
Operating expenses:
Research and development	779,524	2,453,126	3,272,109	764,876	967,868
Sales and marketing	67,059	843,772	1,044,040	274,378	463,045
General and administrative	210,784	1,636,876	1,478,180	71,409	562,721
Legal expenses (net of recoveries of $1,441,179 in the year ended December 31, 2003 and $0 in other periods)	88,771	1,365,947	(532,707)	350,757	324,146

Total operating expenses	1,146,138	6,299,721	5,261,622	1,461,420	2,317,780

Operating loss	(1,146,138)	(6,651,667)	(3,793,187)	(1,307,945)	(1,499,157)
Interest income	18,747	15,018	1,770	47	2,232
Interest expense (related party)	—	(19,563)	(283,785)	(47,833)	(125,179)

	18,747	(4,545)	(282,015)	(47,786)	(122,947)

Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)

Weighted average common shares outstanding, basic and diluted	324,890	769,346	1,435,387	1,213,898	1,727,917

Net loss per common share, basic and diluted	$(3.47)	$(8.65)	$(2.84)	$(1.12)	$(0.94)

Pro forma weighted average common shares outstanding as adjusted for conversion of preferred stock (unaudited — see Note 1)			15,887,441	15,665,952	16,179,971

Pro forma net loss per common share, basic and diluted as adjusted for conversion of preferred stock (unaudited — see Note 1)			$(0.26)	$(0.09)	$(0.10)

Pro forma net loss as adjusted for effect of executive officer employment arrangements (unaudited — see Note 1)	—	—	$(4,823,908)	$(1,511,290)	$(1,815,344)

Pro forma net loss per common share as adjusted for effect of executive officer employment arrangements (unaudited — see Note 1)	—	—	$(3.36)	$(1.24)	$(1.05)

Pro forma net loss per share as adjusted for effect of executive officer employment agreements, on a fully-diluted basis giving effect to conversion of preferred stock (unaudited — see Note 1)			$(0.30)	$(0.10)	$(0.11)

See accompanying notes to financial statements.

LINDOWS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Period from July 24, 2001 (Inception) to December 31, 2001 and for the
Years ended December 31, 2002 and 2003 and for the Three Months ended March 31, 2004 (unaudited) (restated — See Note 2)

	Series A convertible								Total
	preferred stock		Common stock		Additional		Stock		stockholders’
					paid-in	Deferred	subscription	Accumulated	equity
	Shares	Par value	Shares	Par value	capital	compensation	receivable	deficit	(deficit)

Balance at July 24, 2001 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of restricted common stock	—	—	1,130,137	113	39,074	(39,187)	—	—	—
Issuance of common stock	—	—	273,973	27	9,473	—	—	—	9,500
Issuance of Series A Convertible Preferred stock	52,750,000	5,275	—	—	4,994,370	—	(9,145)	—	4,990,500
Stock-based compensation related to options issued to employees	—	—	—	—	63,025	(63,025)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	9,796	—	—	9,796
Net loss	—	—	—	—	—	—	—	(1,127,391)	(1,127,391)

Balance at December 31, 2001	52,750,000	5,275	1,404,110	140	5,105,942	(92,416)	(9,145)	(1,127,391)	3,882,405
Exercise of stock options	—	—	90,753	9	3,139	—	—	—	3,148
Stock-based compensation related to options issued to employees	—	—	—	—	194,944	(194,944)	—	—	—
Reversal of deferred compensation related to stock option cancellations	—	—	—	—	(2,170)	2,170	—	—	—
Amortization of deferred compensation	—	—	—	—	—	174,307	—	—	174,307
Stock-based expense related to options issued to consultants	—	—	—	—	138,553	—	—	—	138,553
Net loss	—	—	—	—	—	—	—	(6,656,212)	(6,656,212)

Balance at December 31, 2002	52,750,000	5,275	1,494,863	149	5,440,408	(110,883)	(9,145)	(7,783,603)	(2,457,799)
Exercise of stock options	—	—	147,750	15	5,108	—	—	—	5,123
Stock-based compensation related to options issued to employees	—	—	—	—	490,835	(490,835)	—	—	—
Reversal of deferred compensation related to stock option cancellations	—	—	—	—	(11,535)	11,535	—	—	—
Amortization of deferred compensation	—	—	—	—	—	341,940	—	—	341,940
Stock-based expense related to options issued to consultants	—	—	—	—	92,086	—	—	—	92,086
Net loss	—	—	—	—	—	—	—	(4,075,202)	(4,075,202)

Balance at December 31, 2003	52,750,000	5,275	1,642,613	164	6,016,902	(248,243)	(9,145)	(11,858,805)	(6,093,852)
Exercise of stock options	—	—	160,839	16	5,561	—	—	—	5,577
Stock-based compensation related to options issued to employees	—	—	—	—	328,565	(328,565)	—	—	—
Reversal of deferred compensation related to stock option cancellations	—	—	—	—	(55,029)	55,029	—	—	—
Amortization of deferred compensation	—	—	—	—	—	68,606	—	—	68,606
Stock-based compensation related to options issued to consultants	—	—	—	—	158,341	—	—	—	158,341
Payment of subscription receivable	—	—	—	—	—	—	9,145	—	9,145
Net loss, as restated	—	—	—	—	—	—	—	(1,622,104)	(1,622,104)

Balance at March 31, 2004 (unaudited)	52,750,000	$5,275	1,803,452	$180	$6,454,340	$(453,173)	$—	$(13,480,909)	$(7,474,287)

See accompanying notes to financial statements.

LINDOWS, INC.

STATEMENTS OF CASH FLOWS

	Period from
	July 24, 2001	Years ended		Three Months Ended
	(inception) to	December 31		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
					(restated —
					see Note 2)
Operating activities:
Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	—	661,366	—	—	—
Depreciation and amortization	13,212	256,710	337,462	75,760	101,616
Stock-based expense related to options issued to consultants	—	138,553	92,086	42,937	158,341
Amortization of deferred compensation	9,796	174,307	341,940	18,773	68,606
Changes in operating assets and liabilities:
Accounts and other receivables	—	—	—	—	(30,003)
Prepaid and other current assets	(26,975)	(229,065)	219,626	(17,028)	(46,975)
Accounts payable	197,799	(55,190)	(39,967)	(89,116)	51,260
Accrued expenses	37,846	357,985	(4,896)	55,511	530,408
Accrued interest	—	19,540	283,641	47,699	113,611
Deferred revenue	—	1,422,148	284,691	653,829	(123,605)
Accrued compensation	65,685	48,898	98,043	61,358	92,437

Net cash used in operating activities	(830,028)	(3,860,960)	(2,462,576)	(506,008)	(459,198)
Investing activities:
Issuance of note receivable to third party	(750,000)	—	—	—	—
Purchases of property and equipment	(513,779)	(414,784)	(325,424)	(49,624)	(27,936)

Net cash used in investing activities	(1,263,779)	(414,784)	(325,424)	(49,624)	(27,936)
Financing activities:
Proceeds from issuance of common stock	9,500	—	—	—	—
Proceeds from issuance of preferred stock	4,990,500	—	—	—	—
Proceeds from subscription receivable	—	—	—	—	9,145
Proceeds from exercise of stock options	—	3,148	5,123	—	5,577
Deferred offering costs	—	—	—	—	(227,813)
Draws on line of credit obligation	—	1,479,721	2,920,279	1,118,975	5,600,000

Net cash provided by financing activities	5,000,000	1,482,869	2,925,402	1,118,975	5,386,909

Increase (decrease) in cash and cash equivalents	2,906,193	(2,792,875)	137,402	563,343	4,899,775
Cash and cash equivalents, beginning of year	—	2,906,193	113,318	113,318	250,720

Cash and cash equivalents, end of year	$2,906,193	$113,318	$250,720	$676,661	$5,150,495

Supplemental cash flow information:
Interest received	$18,747	$15,018	$1,770	$47	$2,232
Interest paid	$—	$—	$—	$—	$11,369
Non-cash transactions:
Common stock issued in exchange for future services	$39,187	$—	$—	$—	$—
Stock subscription receivable from stockholder	$9,145	$—	$—	$—	$—

See accompanying notes to financial statements.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

1.	Organization and Significant Accounting Policies

Description of Business

      Lindows, Inc. (the “Company”) was incorporated in the state of Delaware on July 24, 2001. The Company is a developer and vendor of Linux-based operating systems, application software and services designed specifically for desktop and laptop computers in homes, schools and businesses. The cornerstone of the Company’s product line is the Linspire operating system. The Company also offers Linux application software and subscription services developed by the Company and others. The Company sells and distributes its products and subscription services both through hardware manufacturers, systems builders, and software and hardware resellers and through the Internet using its “CNR technology,” which allows users to license, install, manage, and configure programs available from the Company’s software Warehouse on the Linspire.com website.

Basis of Presentation

      The accompanying financial statements have been prepared assuming the Company will recover its assets and satisfy its liabilities in the normal course of business. As of March 31, 2004, the Company had working capital of $2.4 million, long-term debt of $10.4 million and an accumulated deficit, as restated, of $13.5 million. As of December 31, 2003, the Company had a working capital deficit of $1.8 million, long-term debt of $4.7 million and an accumulated deficit of $11.9 million. The Company’s ability to fund its operations during 2004 is dependent upon obtaining additional debt or equity financing adequate to fulfill its development and marketing activities, and achieving a level of revenues adequate to support the Company’s cost structure. The Company intends to raise the proceeds necessary to fund its operations during 2004 through a combination of financings, including an offering of equity securities. Should the Company be unsuccessful in obtaining from third parties the funds necessary to fund its operations, one of the Company’s principal stockholders has committed to continue to provide an available line of credit up to $10.0 million through June 30, 2005 (See Note 5). While management believes that its existing working capital, its plans to raise proceeds through equity or debt financings and the line of credit from one of its principal stockholders are sufficient to fund its operations for at least the next twelve months, there can be no assurance that the Company will be able to obtain additional financing on commercially reasonable terms or at all.

Unaudited Pro Forma Stockholders’ Equity

      The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering (IPO). If the IPO is consummated as presently anticipated, all of the outstanding shares of Series A Convertible Preferred stock will convert into 14,452,054 shares of common stock. Unaudited pro forma stockholders’ equity at March 31, 2004 reflects the assumed automatic conversion of all outstanding shares of Series A Convertible Preferred Stock into shares of common stock as if such conversion had occurred at March 31, 2004.

Unaudited Interim Financial Information

      The financial statements as of and for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be reported for the year ended December 31, 2004.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original or remaining maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk and Significant Customers

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts and notes receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. The Company does not require collateral on its arrangements with customers. In general, the Company requires most of its customers to pay by credit card at the time of purchase. As is necessary, the Company provides reserves against accounts receivable for estimated losses that may result from customers’ inability to pay. The amount of the reserve is determined by analyzing known uncollectible accounts, aged receivables, economic conditions in the customers’ industry, historical losses and changes in customer creditworthiness. Write-offs of trade receivables to date have not been material. Also see reserve for note receivable discussed in Note 9.

      The Company had one customer, based in Japan, that comprised approximately 11% of revenues for the year ended December 31, 2003 and approximately 38% for the three months ended March 31, 2004. No single customer comprised more than 10% of revenues for the year ended December 31, 2002.

Fair Value of Financial Instruments

      The carrying amounts shown for the Company’s cash and cash equivalents, notes receivable and accounts and notes payable approximate their fair value due to the short-term maturities of these instruments.

Property and Equipment

      Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets: computer hardware and software — 3 years; office furniture and equipment — 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases.

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets,” the Company records impairment losses on

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations.

Revenue Recognition

      The Company generates its revenue from the sale of desktop operating systems and application software for desktop and laptop computers. The Company licenses and distributes Linux software applications, developed by the Company and others, through the Internet using the Company’s CNR technology and through hardware manufacturers, system builders and software and hardware resellers. The Company recognizes revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-4 and SOP 98-9. The Company recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists (upon receipt of an authorized purchase order from the customer); (2) delivery has occurred (upon delivery of the software product or performance of services in accordance with contract specifications); (3) the sales price is deemed fixed and determinable (free of contingencies or significant uncertainties such as refund/adjustment provisions or extended payment terms); and (4) collection is probable (there are no indicators of non-payment based upon history with the customer and/or upon completion of applicable credit review procedures). Billings made or payments received in advance of delivery are deferred until the period these services are provided. As of December 31, 2003 and March 31, 2004, the Company had deferred revenue amounts of $1,706,839 and $1,830,444 (restated), respectively, of which approximately $1,567,911 (restated) is classified as current.

      The Company’s revenue recognition policies with respect to various product offerings are as follows:

     The Linspire operating system and other desktop products

      The Company’s primary products, the Linspire operating system software and other application software (spreadsheet, presentation, word processing, games, etc.) are sold on a perpetual basis directly to end users through the Company’s internet website. Customers can download the purchased software directly from the website or request shipment of the software product on CD. Most of the Company’s customers pay for their purchases using a credit card. The Company offers a 15-day right of return; as a result, revenues are not recorded until after such return privileges expire. Purchasers of Linspire and other desktop products are not entitled to upgrade rights under the terms of the software license agreement; however, when the release of a new version of a software product is imminent (within 90 days) and the Company expects that the new version will be provided to a customer due to the customer’s purchase of the current version of the product, revenue is deferred until the new version has been made available to the customer. Post-contract customer support (PCS) is provided online primarily through databases of frequently asked questions (FAQs) which may be accessed on the Company’s website and secondarily through responses to email queries. The cost of providing such PCS is insignificant. The Company periodically offers discounts and coupons as promotions for potential customers. Such discounts and coupons are recorded as reductions of revenue upon use of the discount or coupon.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

     Reseller agreements

      Revenues from resellers and distributors are recognized when products have been delivered, when return obligations have expired and service obligations, if any, have been fulfilled. The Company’s agreements with resellers include a 15-day right of return and may provide for technical support as well as upgrades on a when-and-if available basis. License revenue from resellers and distributors is recognized ratably over the period in which technical support and when-and-if available upgrades are provided to the customer.

      In March 2003, the Company entered into an agreement with a Japanese distributor for the exclusive distribution of the Company’s products in Japan beginning in May 2003 and continuing through May 2004 in exchange for minimum payments of $1,575,000 to be received on an installment basis over the 1-year term of the agreement. The agreement also requires the Company to provide when-and-if available upgrades during the 1-year term of the agreement as well as certain technical support during the period through May 2005 (the “Support Period”). Payments received under this agreement are recognized as revenues commencing in the period they are received, with a pro-rata portion of the payment recognized as revenue based on the portion of the Support Period which had elapsed at the date the payment was received, with the remaining amount of the payment recorded as revenue ratably over the remaining Support Period. Revenues under this agreement totaled $227,500 in 2003 and $392,656 (restated — see Note 2) in the three months ended March 31, 2004. Deferred revenues related to this agreement totaled approximately $797,000 (restated — see Note 2) as of March 31, 2004.

     Subscription services

      Several of the Company’s software products, including the LinspirePlus program (a software service which allows users to install available software titles from the Company’s Warehouse at no additional charge or at a discounted price), the Company’s virus protection software and Internet security software, are sold as annual subscription services, with access to these services over a certain period included in the software price. Revenues associated with such software services are deferred and recognized on a straight-line basis over the entire term of the service period, which ranges from one month to two years in duration. For subscription services sold on a lifetime basis, revenues are recognized ratably over the estimated five-year life of the underlying products.

     Builder and Manufacturers Programs

      Pursuant to the terms of the Company’s standard Builder Agreement, Builders of computer systems and manufacturers of computer hardware pay monthly or annual program fees in exchange for a non-exclusive license to install one copy of the basic Linspire operating system onto each unit they manufacture. In addition, Builders pay per-unit licensing fees for each unit of the Company’s other products which they install. Builders and manufacturers are entitled to technical support relating to the builder’s specific hardware as well as when-and-if available upgrades during the term of the Builder Agreement. High-volume builders may participate in revenue sharing programs for products and services that their customers buy from the Company’s Warehouse. Revenue sharing payments are accounted for as reductions in revenue in the period they are earned.

      Revenue associated with monthly and annual builder and manufacturer programs are deferred and recognized on a straight-line basis over the term of the Builder Agreement, which ranges from one month to one year. Per unit license fees are recognized as revenue in the period the builder or manufacturer notifies the Company of products sold.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

     Bundled Software

      The Company offers bundled packages of the Company’s operating system and other application software to customers. For such arrangements with multiple elements, revenue is allocated to each element of the transaction based upon the sales price of the element when sold on a stand-alone basis to other customers. Prior to the first general release of the Company’s operating system in the fourth quarter of 2002, the Company developed an Insider membership program whereby members were provided various elements including pre-release (beta) software when it became available, the Company’s operating system when it was released, and access to the Company’s software Warehouse through November 2004. Upon expiration of the Insider membership in November 2004, in order to maintain access to the Company’s software Warehouse, Insiders must renew their subscriptions by purchasing the Company’s LinspirePlus product. The various elements provided to Insider members have not been sold separately; accordingly, the Insider fees have not been allocated among the various elements. Rather, Insider membership fees were deferred until the only remaining element to be delivered to the Insider members was access to the Company’s software Warehouse, at which time the Insider fees were recognized on a straight-line basis over the remaining period of Warehouse access, which ranged from 12-24 months.

     Shipping and handling

      The fees for shipping and handling paid by the customer are recognized as revenues. The costs associated with shipping and handling the Company’s products are expensed as cost of revenues.

Cost of revenues

      Cost of revenues are expensed as incurred and consist primarily of royalties, product costs, third party credit verification services, merchant transaction charges and bandwidth charges associated with the delivery of the Company’s software products to the consumer.

Research and development expenses

      Research and development expenses, including payroll, employee benefits, allocated overhead and other headcount-related costs associated with product development are charged to expense as incurred.

Internal Use Software

      In accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), the Company capitalized $280,450 in costs related to the development of internal use software for its website and e-commerce systems during the period from July 24, 2001 (inception) to December 31, 2001. Such costs represent software purchased from external third parties for use in the Company’s internal operations. No costs were capitalized during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004. The Company amortizes the costs of computer software developed for internal use on a straight-line basis over its estimated useful life of 3 years. The carrying value of internal use software is included in property and equipment at December 31, 2002 and 2003 and at March 31, 2004.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Capitalized Software Costs

      Capitalization of software development costs for products to be sold to third parties begins upon the establishment of technological feasibility and ceases when the product is available for general release. Technological feasibility is established upon the development of a working model of the software program. On a regular basis, the Company releases the source code underlying its software products as well as the beta versions of its software. As the time period between establishment of technological feasibility and when the software is available for general release is short and the related development costs are not material, the Company has not capitalized any software development costs since its inception.

Deferred Offering Costs

      On April 20, 2004, the Company filed a Registration Statement on Form S-1 in connection with a proposed initial public offering of its common stock. As of March 31, 2004, the Company has incurred $227,813 of costs associated with the offering. The Company has classified these deferred offering costs as a long-term asset on its balance sheet as of March 31, 2004. The Company anticipates offsetting these costs against proceeds received from the offering. If the offering is not completed, these costs will be expensed.

Sales and Marketing Costs

      Sales and marketing expenses consist primarily of salaries, benefits and related expenses, including travel of personnel engaged in selling, marketing and customer support functions as well as public relations, promotional costs (including packaging and shipping costs related to free products distributed in promotions) and allocated overhead costs and advertising. The Company expenses all advertising costs when incurred. For the year ended December 31, 2003 and for the three months ended March 31, 2004, such costs were $7,549 and $17,018, respectively. There were no advertising costs incurred during the period from July 24, 2001 (inception) through December 31, 2001, for the year ended December 31, 2002 and the three months ended March 31, 2003.

Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options is equal to or greater than the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. With respect to stock options granted with exercise prices below the fair value of the Company’s common stock as estimated by the Company’s management for financial reporting purposes, the Company has recorded deferred stock-based compensation for the difference between the exercise prices of these stock options and the related estimated fair values. This deferred compensation is being amortized to expense on an accelerated basis over the stock option’s vesting period in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 28 (“FIN 28”), “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinion Nos. 15 and 25.”

      Compensation for equity instruments issued to non-employees has been determined in accordance with SFAS No. 123, FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” and the EITF consensus on Issue 96-18, “Accounting for Equity

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

      Pro forma information regarding net loss is required by SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the grant date using the Black-Scholes method for option pricing with the following assumptions:

	Period from			Three months
	July 24, 2001	Years ended		ended
	(inception) to	December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(unaudited)
Weighted average risk-free interest rate	4.6%	4.1%	3.0%	3.0%	3.0%
Expected option life	5 years	5 years	5 years	5 years	5 years
Expected stock price volatility	120%	102%	92%	92%	92%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average fair value of options granted with exercise price less than fair value on date of grant	$0.16	$0.51	$1.09	$0.86	$9.01

      Future pro forma results of operations under SFAS No. 123 may be materially different from actual amounts reported. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on an accelerated basis in accordance with FIN 28 over the vesting period. The Company has used the Black-Scholes method to determine the fair value of options granted prior to its initial filing in a registration statement under the Securities Act of 1933 relating to an initial public offering of the Company’s common stock. While, as a non-public company, there has not been an observable market for the Company’s common stock, the Company has used an estimated volatility factor for grants issued since inception based upon stock price volatility factors of comparable public companies.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

      The following table illustrates the pro forma effect on net losses if the Company had applied the fair value recognition provisions of SFAS No. 123 to record stock-based compensation:

	Period from			Three months
	July 24, 2001	Years ended		ended
	(inception) to	December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
					(restated —
					see Note 2)
Net loss — as reported	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)
Add: Stock-based employee compensation expense included in reported net loss	9,796	174,307	341,940	18,773	68,606
Less: Total stock-based employee compensation expense determined under the fair value method for all awards	(9,796)	(185,285)	(359,412)	(20,206)	(69,867)

Pro forma net loss	$(1,127,391)	$(6,667,190)	$(4,092,674)	$(1,357,164)	$(1,623,365)

Net loss per share:
Basic and diluted — as reported	$(3.47)	$(8.65)	$(2.84)	$(1.12)	$(0.94)

Basic and diluted — pro forma	$(3.47)	$(8.67)	$(2.85)	$(1.12)	$(0.94)

Income Taxes

      Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and the tax basis of assets and liabilities using enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that is expected to more likely than not be realized in the future.

Comprehensive Loss

      Comprehensive loss is the total of net loss and all other non-owner changes in stockholders’ equity. Such amounts are excluded from net loss and are reported in accumulated other comprehensive loss in the accompanying financial statements. For the period from July 24, 2001 (inception) through March 31, 2004, the Company had no items of other comprehensive loss.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Net Loss Per Share

      In accordance with SFAS No. 128, “Earnings Per Share,” basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are not considered in the calculation of net loss per common share as their inclusion would be anti-dilutive.

      In accordance with SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

      A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Period from
	July 24, 2001	Years ended		Three months ended
	(inception) to	December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
					(restated—
					see Note 2)
Numerator:
Net loss	$(1,127,391)	$(6,656,212)	$(4,075,202)	$(1,355,731)	$(1,622,104)

Denominator:
Basic and diluted:
Weighted average common shares outstanding	324,890	769,346	1,435,387	1,213,898	1,727,917

Basic and diluted net loss per share	$(3.47)	$(8.65)	$(2.84)	$(1.12)	$(0.94)

      The following table summarizes securities as of December 31, 2001, 2002, 2003 and March 31, 2004 that could potentially dilute basic EPS in the future that are not included in the denominator used in the diluted net loss per share calculation because to do so would be antidilutive:

	December 31,			March 31,

	2001	2002	2003	2003	2004

Options to purchase common stock	448,493	1,025,137	1,180,805	1,037,466	1,053,391
Restricted shares subject to repurchase	847,603	282,534	—	141,267	—
Series A Convertible Preferred stock	14,452,054	14,452,054	14,452,054	14,452,054	14,452,054

	15,748,150	15,759,725	15,632,859	15,630,787	15,505,445

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Pro Forma Net Loss Per Share (Unaudited)

      Unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004 is computed using the weighted average number of common shares outstanding, including the pro forma effect, on an as-if converted basis, of the conversion of 14,452,054 shares of Series A Convertible Preferred stock into an equal number of shares of common stock, as if such conversion had occurred on January 1, 2003. Pro forma diluted net loss per share is computed using the pro forma weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalent shares, composed of shares of common stock issuable upon the exercise of stock options, are not included in pro forma diluted net loss per share because to do so would be antidilutive.

      In April 2004 the Company entered into employment agreements with four of the Company’s executives, whereby each executive was given an increase in annual salary, payment of which is contingent upon the closing of the Company’s initial public offering. The pro forma net loss below reflects the effect of these employment agreements as if they had been in place effective from January 1, 2003 (or from the commencement of employment by the related executive, if later):

		Three Months Ended
	Year Ended	March 31,
	December 31,
	2003	2003	2004

		(unaudited)	(unaudited)
			(restated —
			see Note 2)
Net loss, as reported	$(4,075,202)	$(1,355,731)	$(1,622,104)

Increase in compensation expense:
Research and development	60,000	14,769	15,000
General and administrative	688,706	140,790	178,240

Pro forma effect of executive officer employment agreements:	748,706	155,559	193,240

Pro forma net loss, as adjusted for effect of executive officer employment agreements	$(4,823,908)	$(1,511,290)	$(1,815,344)

Weighted average common shares outstanding	1,435,387	1,213,898	1,727,917

Pro forma net loss per common share as adjusted for effect of executive officer employment agreements	$(3.36)	$(1.24)	$(1.05)

Pro forma weighted average common shares outstanding as adjusted for conversion of preferred stock	15,887,441	15,665,953	16,179,971

Pro forma net loss per common share as adjusted for effect of executive officer employment agreements, on a fully-diluted basis giving effect to conversion of preferred stock	$(0.30)	$(0.10)	$(0.11)

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Segment Information

      The provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” require public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. On that basis, the Company believes it operates in a single business segment.

      International sales totaled $13,146 and $727,161 in the years ended December 31, 2002 and 2003, respectively, and were received principally from customers in Europe and Japan. The Company attributes revenues from external customers based on the country in which the Company’s direct customer is located.

      The Company’s revenues for the below periods consisted of the following:

	Year Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)	(unaudited)
				(restated —
				see Note 2)
Operating system sales	$59,786	$1,618,596	$278,492	$790,180
Other product sales	3,345	455,406	33,181	239,881

	$63,131	$2,074,002	$311,673	$1,030,061

Recently Issued Accounting Standards

      In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have assessed the impact of SAB 104 and concluded that the adoption of SAB 104 did not have a material impact on our financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has had no effect on the Company’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) and amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. The adoption of SFAS 149 has had no effect on the Company’s financial position or results of operations.

      In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

      FASB Interpretation No. 45 was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by the Company before December 31, 2002. The Company adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company’s financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ending after December 15, 2002. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock based employee compensation, pursuant to SFAS No. 148, which, if adopted, could have a material impact on its financial position or results of operations.

      In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus regarding Issue 03-6, “Participating Securities and the Two-Class Method under FAS 128.” The issue addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that participate in dividends and earnings of the issuing entity. Such securities are contractually entitled to receive dividends when and if the entity declares dividends on common stock. The issue also provides further guidance in applying the two-class method of calculating EPS once it is determined that a security is participating. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. This consensus is effective for the period beginning after March 31, 2004, and should be applied by restating prior earnings per share.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

The Company is still evaluating the impact of this consensus, but believes it will not have a material impact on the results of operations or financial position of the Company.

2.	Restatement of Results of Operations and Financial Position as of and for the Three Months Ended March 31, 2004 (unaudited)

      The Company’s results of operations and financial position as of and for the three months ended March 31, 2004 have been restated solely to reflect a correction in its revenue recognition methodology with respect to a distribution agreement with the Company’s Japanese distributor. The terms of this distribution agreement are discussed under “Reseller Agreements” in Note 1. As a result of the Company’s assessment at the time the agreement was executed that future installment payments under the agreement were not fixed or determinable, the Company’s prior revenue recognition methodology was to record payments as revenue ratably over only the remaining Support Period, commencing from receipt of the payment. Based upon further analysis, the Company has corrected its methodology to recognize revenue for a pro-rata portion of each payment received based on the portion of the Support Period which had elapsed at the time the payment was received, with the remaining amount of the payment recorded as revenue ratably over the remaining Support Period (the retrospective method). As a result of this correction, the Company’s revenues for the three months ended March 31, 2004 have been increased by $237,433 and the Company’s operating and net loss for the three months ended March 31, 2004 and its deferred revenue, total liabilities, accumulated deficit and total stockholders’ deficit as at March 31, 2004 have been reduced by the same amount.

3.	Balance Sheet Details

      Prepaid and other current assets consist of the following:

	December 31,		March 31,

	2002	2003	2004

			(unaudited)
Deposits	$31,673	$16,084	$15,659
Prepaid insurance	10,829	10,043	31,651
Prepaid service contract	36,369	7,482	—
Prepaid royalties	29,117	2,805	36,079
Prepaid rent and lease deposit	148,052	—	—

Prepaid and other current assets	$256,040	$36,414	$83,389

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

      Property and equipment, net consists of the following:

	December 31,		March 31,

	2002	2003	2004

			(unaudited)
Computer hardware and software	$615,290	$890,052	$898,074
Capitalized internal use software	280,450	280,450	280,450
Furniture, fixtures and office equipment	30,581	81,243	101,156
Leasehold improvements	2,242	2,242	2,242

	928,563	1,253,987	1,281,922
Less: accumulated depreciation and amortization	(269,922)	(607,384)	(708,999)

Property and equipment, net	$658,641	$646,603	$572,923

      Depreciation and amortization expense was $13,212, $256,710, $337,462, $75,760 and $101,616, for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

      Accrued expenses consist of the following:

	December 31,		March 31,

	2002	2003	2004

			(unaudited)
Accrued legal expense	$260,178	$224,368	$732,814
Accrued other	47,019	77,933	99,895

Accrued expenses	$307,197	$302,301	$832,709

      As of March 31, 2004, accrued legal expense includes $250,000 in connection with the defense of certain trademark infringement lawsuits filed by Microsoft in foreign jurisdictions. While the Company believes that its insurance carrier has an obligation to bear the Company’s trademark defense costs, there is uncertainty as to whether the insurance carrier will ultimately cover the legal costs of all related foreign lawsuits. In addition, to the extent that the Company’s insurance carrier is required to pay such defense costs, it may only be required to pay such legal fees at rates substantially lower than those actually charged by the attorneys assigned to defend the claims. As a result, the Company may be required to bear certain legal fees in excess of those borne by the Company’s insurance carrier (See Note 9).

4.	Related Party Transactions

      The Company leases space on a month-to-month basis to and performs certain administrative, support and operational services for an entity, which is controlled by the Company’s CEO and majority stockholder, for which the Company is reimbursed based upon the actual cost of the space and services provided. During the year ended December 31, 2003, the Company received approximately $66,000 for reimbursement of such general and administrative costs.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

5.	Note Payable and Line of Credit — Stockholder

      In July 2002, the Company entered into a Revolving Line of Credit Agreement (“the Loan Agreement”) with the Company’s Chief Executive Officer and majority stockholder. The Loan Agreement, as amended, provided the Company a $5 million line of credit through December 31, 2003, bearing an interest rate of 10% per year, with interest payments due monthly. As of December 31, 2003 and March 31, 2004, borrowings under the line of credit totaled $4,400,000 and $10,000,000, respectively, and accrued but unpaid interest totaled $303,181 and $416,792, respectively.

      In February 2004, the Loan Agreement was amended to increase the amount available under the line of credit to $10 million and to extend the maturity date for both principal and accrued interest to June 30, 2005. The amendment also removed the requirement to make monthly interest payments and waived all prior events of default under the Loan Agreement. To date, no interest payments have been made. As a result of the change in credit terms, the entire loan balance of $10,000,000 plus accrued interest of $416,792 is due on June 30, 2005; accordingly, these amounts have been classified as a non-current liability at December 31, 2003 and March 31, 2004.

      Interest expense, substantially all of which was related to the note payable, was $0, $19,563, $283,785, $47,833 and $125,179 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

6.	Stockholders’ Equity

Common Stock

      In August 2001, the Company issued 273,973 shares of common stock to one of its founders at $0.0347 per share for proceeds of $9,500. In October 2001, the Company issued 1,130,137 shares of restricted common stock valued at $39,187 ($0.0347 per share) to the Company’s President. The estimated fair value of the common stock of $39,187 was recorded as deferred compensation upon issuance and was amortized to compensation expense over the 2-year vesting period of the restricted stock award. As of December 31, 2003 and March 31, 2004, such common stock was fully vested and the restrictions had lapsed.

Convertible Preferred Stock

      The Company has authorized the issuance of 80,000,000 shares of preferred stock, of which 52,750,000 were issued during 2001 in the form of Series A Convertible Preferred stock with a liquidation value of $5,000,000. All shares of Series A Convertible Preferred stock remained issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004. The preferred stock is convertible on a 3.65 to 1 basis, subject to anti-dilution adjustments, into shares of common stock at the option of the stockholder. The preferred stock will automatically convert upon the occurrence of certain events including the closing of an initial public offering of at least $10,000,000, or by the written consent of a majority of the preferred stockholders of the consenting series.

      The outstanding shares of Series A Convertible Preferred stock are held by two stockholders, with approximately 90% of the Series A Convertible Preferred stock held by a single stockholder who controls the majority of the Company’s voting rights. The Series A Convertible Preferred stock has a non-cumulative cash dividend per share in an amount to be determined by the Board of Directors when and if declared. Each Series A Convertible Preferred stockholder has the right to

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

vote as if their shares of preferred stock had been converted to common stock at the then-current conversion rate. The terms of the Series A Convertible Preferred stock provide for preferences upon liquidation and other rights. In general, the Series A Convertible Preferred stockholders have a preference at liquidation equal to the issuance price, plus any declared and unpaid dividends. The remaining assets, if any, would be distributed ratably to the common stockholders. No dividends were declared through March 31, 2004. The Series A Convertible Preferred stock is not subject to redemption.

Stock Options

      In December 2001, the Company adopted the Lindows.com, Inc. 2001 Stock Incentive Plan (the “Plan”). As amended, under the Plan the Company may grant options for up to 1,815,068 shares of the Company’s common stock. The Plan is administered by the Board of Directors or by a committee designated by the Board. The Board may fix the terms and vesting of all options; however, in no event will the contractual term exceed 10 years. Generally, options vest 25% one year from the grant date and  1/16th (6.25%) per quarter thereafter until the options are fully vested.

      Stock option activity is as follows:

	Common stock
	options
	available for	Number of	Weighted average
	issuance	shares	exercise price

Balance at July 24, 2001 (inception)	—	—	$—
Authorized	1,267,123	—	—
Granted	(448,493)	448,493	$0.0347

Balance at December 31, 2001	818,630	448,493	$0.0347
Granted	(391,644)	672,466	$0.0347
Exercised	—	(90,753)	$0.0347
Expired or cancelled	5,068	(5,068)	$0.0347

Balance at December 31, 2002	432,054	1,025,138	$0.0347
Authorized	547,945	—	—
Granted	(465,479)	465,479	$0.0347
Exercised	—	(147,750)	$0.0347
Expired or cancelled	29,356	(162,062)	$0.0347

Balance at December 31, 2003	543,876	1,180,805	$0.0347
Granted	(53,287)	53,287	$0.2248
Exercised	—	(160,838)	$0.0347
Expired or Cancelled	19,863	(19,863)	$0.0347

Balance at March 31, 2004	510,452	1,053,391	$0.0443

Weighted average contractual life (years) at March 31, 2004		8.56

Options exercisable at March 31, 2004		377,843

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

      The Company recorded deferred stock compensation totaling $63,025, $194,944, $490,835 and $328,565 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004, respectively, in connection with the grant of various stock options and restricted stock to employees. The deferred stock compensation represents the difference between the exercise or grant price and the estimated fair value of the Company’s common stock for financial reporting purposes as determined by the Company’s board of directors. Deferred compensation is included as a reduction of stockholders’ equity and is being amortized to expense over the vesting period of the options on an accelerated basis in accordance with FIN 28. Amortization of deferred compensation expense was $9,796, $174,307, $341,940, $18,773 and $68,606 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Deferred compensation was reduced by $0, $2,170, $11,535, $1,165 and $55,029 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 to reflect the cancellation of certain unvested stock options upon the respective individual’s termination. As of March 31, 2004, the total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $299,939, $152,294, $52,994, $16,012 and $538 for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

      The above tables include certain options granted to consultants with terms similar to options issued to employees, including options granted in 2002 outside the Plan to purchase 280,822 shares of common stock (none of which were outstanding at March 31, 2004), options granted under the Plan in 2003 to purchase 4,110 shares of common stock (of which 1,027 were outstanding at March 31, 2004), and options granted under the Plan in 2004 to purchase 16,027 shares of common stock (of which 11,233 were outstanding at March 31, 2004).

      Expense recorded related to awards granted to consultants was $0, $138,553, $92,086, $42,937 and $158,341 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 and 2004, respectively. The fair value for these options was estimated at the grant date using the Black-Scholes method for option pricing with the following assumptions:

	December 31,		March 31,

	2002	2003	2003	2004

Expected option life in years	10	10	10	10
Weighted average interest rate	4.1%	3.0%	3.0%	4.1%
Expected stock price volatility	102%	92%	92%	92%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Grant date weighted average fair value of options granted	$0.39	$1.01	N/A	$9.10

      The fair value of stock options granted to consultants is periodically remeasured until the options are exercised or the service period is completed at which time a final remeasurement of the value of the options is determined.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Shares Reserved for Future Issuance

      Common stock is reserved for future issuance as follows:

	December 31,	March 31,
	2003	2004

		(unaudited)
Conversion of preferred stock	14,452,054	14,452,054
Stock options issued and outstanding	1,180,805	1,053,391
Authorized for future option grants	543,876	510,452

	16,176,735	16,015,897

7.	Income Taxes

      Since inception, the Company has incurred losses for both book and tax purposes; accordingly, the Company has not recorded any tax expense for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003. Significant components of the Company’s deferred tax assets as of December 31, 2002 and 2003 are shown below. A valuation allowance has been recognized to offset the deferred tax assets as realization of such assets is not considered to be more likely than not.

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$2,139,451	$3,369,258
Research and development tax credits	234,895	324,495
Start-up costs capitalized for tax purposes	95,671	105,127
Bad debt expense	298,758	298,758
Deferred revenue	558,497	663,896
Other	82,318	291,283

Total deferred tax assets	3,409,590	5,052,817
Less: Valuation allowance for deferred tax assets	(3,409,590)	(5,052,817)

Net deferred tax assets	$—	$—

      At December 31, 2003, the Company had federal and California tax net operating loss carryforwards of approximately $8,076,000 and $7,050,473, respectively. The federal and California tax loss carryforwards will begin to expire in 2021 and 2013, respectively, unless previously utilized. The Company also has federal and California research and development tax credits of approximately $173,000 and $192,000, respectively, and California manufacturers’ investment credit carryforwards of approximately $37,000. The federal research and development tax credit carryforwards will expire beginning in 2020, unless previously utilized. The California credits begin to expire in 2011.

      Pursuant to Code Sections 382 and 383, use of the Company’s net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period.

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

8.	Commitments

Lease Obligations

      The Company leases its corporate office space under a non-cancelable operating lease agreement. The lease contains escalation clauses and requires the Company to pay a share of any increases in operating expenses.

      Future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2003 are as follows:

2004	$506,698
2005	528,774
2006	409,984

$1,445,456

      Rent expense was $60,796, $371,672, and $368,557 for the period from July 24, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002 and 2003, respectively.

9.	Litigation and Contingencies

Legal Proceedings

Microsoft Litigation

      On December 20, 2001, Microsoft initiated an action against the Company asserting that the Company’s use of the Lindows mark violates U.S. trademark law and U.S. and Washington state unfair competition laws. Microsoft seeks injunctive relief preventing the Company from using the name Lindows in connection with the Company’s software or other computer products or services. Microsoft also seeks monetary damages, including treble damages, attorney’s fees and costs.

      The Company has asserted several defenses and a counterclaim in this lawsuit. The Company asserts that Microsoft’s WINDOWS trademarks are unenforceable and invalid because the Company believes the term “windows” is generic, and a generic term can never be subject to trademark protection. The Company also asserts that Microsoft committed fraud on the U.S. Patent and Trademark Office and is pursuing this action for anti-competitive purposes. Finally, the Company asserts that the use of the Lindows name does not result in confusion with Microsoft’s WINDOWS trademark.

      In its ruling on February 10, 2004, the court determined that it would instruct the jury to consider whether “windows” was a generic term before Microsoft introduced software with that name in November 1985. Microsoft had argued that the jury should consider whether “windows” is now a generic term. Microsoft appealed this ruling and the Company contested Microsoft’s appeal. On May 19, 2004, the United States Court of Appeals for the Ninth Circuit denied Microsoft’s appeal, leaving the February 10, 2004 ruling intact. The Company expects the trial date to be set shortly.

      During the period from November 28, 2003 through February 11, 2004, Microsoft initiated various separate trademark violation claims against the Company in certain foreign jurisdictions including Finland, Sweden, the Netherlands, France, Spain and Canada. These claims seek injunctive relief to prevent the Company from using the Lindows name in connection with the

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

Company’s software or other computer products or services distributed in the respective countries. Each of the foreign Microsoft lawsuits seeks monetary damages, including attorneys’ fees and other damages allegedly sustained by Microsoft. In addition to these actions, Microsoft has threatened to bring similar trademark infringement actions in other countries.

      Microsoft did not provide the Company with notice of the Finland and Sweden lawsuits until after the courts in those countries ruled in favor of Microsoft on its motions for injunctive relief. Accordingly, the Company had no opportunity to present a defense and is now appealing these rulings. While the appeals are pending, the Company is prohibited from selling products with the Lindows name in Finland and Sweden. The Netherlands court has also ruled in favor of Microsoft. The court’s ruling prohibits the Company from selling products with the Lindows name in the Netherlands, Belgium and Luxembourg. In order to comply with the ruling pending the appeal, the Company has adopted “Linspire” as an alternative name for its commerce website and its products and services.

      The litigation with Microsoft may continue well into the future. If the litigation is resolved in favor of Microsoft, Microsoft may be entitled to receive significant monetary damages from the Company, and the Company could be required to permanently drop the use of the Lindows name. Furthermore, the Company may have to indemnify channel partners for losses they may suffer as a result of the Microsoft litigation. Although there can be no assurance that an unfavorable outcome of the dispute would not have a material adverse effect on the Company’s operating results, liquidity and/or financial position, the Company believes the Microsoft claims are without merit and intends to vigorously defend the action.

      Also see Note 13 regarding the terms of settlement of the Microsoft litigation.

Microsoft Litigation — Insurance Coverage

      On February 3, 2002, the Company’s commercial general liability insurer initiated a civil action against the Company whereby the insurance carrier sought declaratory relief that it had no duty to defend or indemnify the Company in connection with the Company’s U.S. litigation with Microsoft. As part of the Company’s defense and counterclaim in this lawsuit, the Company sought a declaratory order by the court that the insurance carrier must defend and indemnify the Company in connection with the U.S. Microsoft litigation. In March 2003, the court ruled that the insurance carrier had an obligation to defend the Company and had breached its contract by denying coverage. Thereafter, the insurance carrier agreed to defend the Company in the U.S. Microsoft litigation, but reserved its right to appeal the court’s order.

      During 2002, the Company incurred legal expenses related to the Microsoft litigation of $1,080,513 which were charged to general and administrative expenses without regard to the potential for recovery of these expenses from the Company’s insurance carrier due to the litigation in process at the time whereby the insurance carrier had denied coverage. Following the March 2003 court ruling whereby the court ruled that the insurance carrier had a duty to defend the Company in the U.S. Microsoft litigation, the insurance carrier reimbursed the Company for 2002 legal expenses associated with the U.S. Microsoft litigation as well as 2003 legal expenses in the amount of $360,666. This reimbursement is included as a reduction in legal expenses, net in 2003. Subsequent to the March 2003 court ruling, the insurance carrier has assumed direct responsibility for legal fees associated with the defense of the U.S. Microsoft litigation and legal expenses incurred associated with this litigation are currently being paid directly by the insurance carrier. Including the $1,441,179 reimbursement received by the Company in 2003, the insurance carrier has paid approximately

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

$3,280,000 of the Company’s U.S. Microsoft legal defense costs through December 31, 2003. Although there can be no assurance that the insurance carrier will not appeal the March 2003 court ruling or that they will not be successful in such an appeal or that this would not have a material adverse effect on the Company’s operating results, liquidity and/or financial position, the Company believes that such an appeal would be without merit and intends to vigorously defend any such action.

      During 2004 the Company initiated a separate civil action against the same insurance carrier asserting that the insurance carrier has wrongfully denied coverage in connection with the lawsuits Microsoft had brought against the Company in Finland, Sweden, the Netherlands and France. The Company’s complaint seeks monetary damages, including punitive damages, as well as a declaratory order by the court that the insurance carrier must fully defend and indemnify the Company in connection with the Microsoft litigation pending in Finland, Sweden, the Netherlands, and France. In response to this lawsuit, the insurance carrier agreed to pay partial defense costs for these lawsuits, subject to the reservation of its rights to deny coverage. The carrier has also agreed to pay the defense costs for the lawsuits filed against the Company by Microsoft in Canada and Spain on the same terms. In response, the Company amended the complaint to add the Canada and Spain lawsuits and to address the insurance carrier’s refusal to pay complete defense costs and its reservation of rights. The insurance carrier has filed an answer to the amended complaint and a counterclaim whereby it seeks a declaratory order that it has no duty to defend or indemnify the Company in connection with the lawsuits in Finland, Sweden, the Netherlands, France, Canada, and Spain. It also seeks a declaratory order that any attorneys’ fees it is obligated to pay be at a reduced hourly rate. While the Company believes that its insurance carrier has an obligation to bear the Company’s defense costs in the foreign Microsoft litigation, there is uncertainty as to whether the insurance carrier will ultimately be required to provide coverage for defense costs in each foreign location where Microsoft has brought suit against the Company. In addition, even if the Company’s insurance carrier is required to provide coverage, the insurance carrier may only be required to cover a portion of the Company’s defense costs, rather than the full amount of the fees charged by the attorneys defending the cases, in which case the Company may be required to bear the portion of the legal fees in excess of amounts covered by the insurance carrier. As a result of the above uncertainties as to whether the Company’s insurance carrier will be required to provide coverage of the Company’s legal defense costs in certain foreign jurisdictions, the Company has accrued $250,000 in estimated legal fees as of March 31, 2004.

      Although there can be no assurance that an unfavorable outcome of the dispute with the Company’s insurance carrier regarding coverage of the Microsoft lawsuits would not have a material adverse effect on the Company’s operating results, liquidity and/or financial position, the Company believes the insurance carrier’s claims are without merit and intends to vigorously defend the action.

Litigation Against a Debtor

      During 2002, the Company initiated a civil action against a Debtor Company and certain of its investors and executives with respect to the Company’s $750,000 loan to this Debtor Company in the form of convertible promissory notes which were expected to be converted into preferred stock of the Debtor Company. The Debtor Company has failed to repay the promissory notes when they became due and the Company is seeking $750,000, plus interest, attorneys’ fees and punitive damages. This lawsuit is in the discovery phase, and may proceed for an extended period of time. The Company intends to pursue the lawsuit vigorously, but there cannot be any assurance that it will be resolved in the Company’s favor. Additionally, even if the court rules in the Company’s favor,

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

there can be no assurance that the Company will be able to collect the amounts owed. As a result, in 2002 the Company provided a bad debt reserve of $661,366 against the note receivable included in general and administrative expenses. During 2002, the Company also recorded $88,634 of royalties payable to the Debtor Company. In accordance with the terms of the royalty agreement, the Company has offset the amount of royalties payable ($88,634 at December 31, 2002 and 2003) against the notes receivable balance of $750,000, resulting in a net balance due from the Debtor Company of $661,366, which is fully reserved at December 31, 2002 and 2003.

      Apart from the $250,000 in legal fees the Company has accrued in connection with the foreign Microsoft litigation, the Company has not accrued any contingent liability associated with the legal proceedings described above based on the Company’s belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time.

Indemnification

      From time to time, the Company enters into contracts with customers in which the Company provides certain indemnification to the customer in the event of claims of intellectual property infringement resulting from the customer’s use of the Company’s products. The Company has not recorded a liability for potential obligations under these indemnification provisions based on the Company’s belief that a liability, while possible, is not probable.

10.	Employee Benefits

      In 2002, the Company established a defined contribution 401(k) plan for employees. Under the terms of the plan, employees may make voluntary contributions to the plan. The Company’s contributions to the plan are discretionary. The Company has made no discretionary contributions to the plan since its inception.

11.	Stock Incentive Plans

      In April 2004 the Company reserved an additional 1,095,890 shares for issuance under the 2001 Stock Incentive Plan. Subsequent to March 31, 2004, the Company has granted options to purchase 1,541,507 shares of common stock with exercise prices of $9.13 per share.

      Subsequent to March 31, 2004, the Company modified the terms of an employee option award for the purchase of 273,973 shares of common stock to include a provision for accelerated vesting in the event of a change in control of the Company, as defined. Subsequent to the modification, the change in control event occurred. The difference between the intrinsic value at the original grant date and the modification date was approximately $1,500,000. To the extent the employee terminates prior to the date at which the related options would have vested based on the original terms, allowing the employee to exercise (or vest in) option awards that otherwise would have expired unexercisable/unvested, a portion of this amount may be recognized as compensation expense in the period of termination.

12.	April 2004 Japanese distribution agreement (unaudited)

      In April 2004, the Company entered into an agreement with its Japanese distributor for the continued exclusive distribution of the Company’s products in Japan beginning in April 2004 and continuing through August 2005 in exchange for minimum payments totaling $1,069,000 to be received on an installment basis over the first 10 months of the agreement. The agreement also

LINDOWS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2004 and for the
Three Months ended March 31, 2003 and 2004 is unaudited)

provides for the Company to provide when-and-if available upgrades and certain technical support during the period through August 2005. Payments received under this agreement will be recognized as revenues commencing in the period they are received, with a pro-rata portion of the payment recognized as revenue based on the portion of the contract term which had elapsed at the date the payment was received, with the remaining amount of the payment recorded as revenue ratably over the remaining contract term. This agreement replaces and supersedes the previous agreement entered into with this same distributor in March 2003; accordingly, deferred revenue of $797,344 as of March 31, 2004 related to the March 2003 agreement will be recorded as revenue ratably through August 2005.

13.	Stock Split

      In July 2004, the Company effected a 1-for-3.65 reverse stock split of the Company’s outstanding common stock. The accompanying financial statements give retroactive effect to the 1-for-3.65 reverse stock split for all periods presented.

14.	Settlement of Microsoft Litigation (unaudited)

      On July 16, 2004, the Company entered into a settlement agreement with Microsoft pursuant to which the Microsoft litigation described in Note 9 was resolved. The settlement agreement provides, among other things, the following:

•	Microsoft will pay the Company $15 million no later than August 15, 2004;

•	Microsoft will pay the Company an additional $5 million by February 1, 2005 in exchange for the Company assigning to Microsoft certain domain names;

•	Microsoft has agreed to grant the Company limited four-year, royalty-free licenses to certain Windows Media software components, which the Company plans to include and distribute with its Linspire operating system;

•	The Company agreed to immediately dismiss with prejudice all claims, counterclaims or other legal proceedings in whatever form or forum that the Company has brought for cancellation of any U.S. or foreign trademark registration issued to Microsoft containing the term Windows;

•	the Company and Microsoft will immediately direct their respective counsel to dismiss with prejudice all pending litigation between them. Microsoft further agrees to refrain from filing any new cases outside the U.S. against the Company concerning the Lindows Marks, unless Microsoft has given the Company 30 days written notice of the use of the Lindows Marks to which Microsoft objects. If the Company provides Microsoft written confirmation of the Company’s intent to cure within the 30 day notice period, the Company will have an additional 30 days to cure its use of the Lindows Marks;

•	Microsoft agrees not to sue the Company for past damages for any patent infringement that may have occurred prior to the date of the settlement agreement, and the parties mutually release each other from any claims relating to the litigation being settled or the Company’s prior distribution of Microsoft’s Windows Media Files.

      The Company intends to record settlement proceeds as a gain (included in other income) in the period the payment is received from Microsoft. Payments received from Microsoft related to the transfer of domain names will be recorded as a gain (included in other income) in the period the payment is received and the Company transfers the required internet domain names to Microsoft.

Seagate

Hard Drives Pre-installed with

Linspire™

Seagate
Linspire PRE-INSTALLED

Elektra

Computers Pre-installed with

Linspire™

Elektra distributes computers with Linspire pre-installed direct from their warehouse to their retail stores in over 800 locations throughout Mexico.

                       Shares

Lindows, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount
to be paid

SEC registration fee	$7,286
NASD filing fee	6,250
Nasdaq National Market listing fee	100,000
Nasdaq National Market annual fee (pro rated for 2004)	8,843
Printing and engraving expenses	250,000
Legal fees and expenses	800,000
Accounting fees and expenses	500,000
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees	20,000
Miscellaneous fees and expenses	52,621

Total	$1,750,000

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      Our restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.1 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

      During the last three years, we have issued unregistered securities to a limited number of persons, as described below.

(a) On September 25, 2001, we issued 273,973 shares of our common stock at a price of $0.0347 per share to an accredited investor for an aggregate price of $9,500, and we issued 1,130,137 shares of our common stock to another accredited investor, in lieu of $39,187.50 of compensation otherwise due to him for services rendered.

(b) On October 16, 2001, we issued 52,750,000 shares of our Series A preferred stock at a price of $.0948 per share to two accredited investors for an aggregate price of $4,999,645. Upon completion of this offering, these shares of Series A preferred stock will convert into 14,452,054 shares of our common stock.

(c) On February 27, 2002, we granted options to purchase an aggregate of 205,479 shares of our common stock at an exercise price of $0.365 per share, to a consultant. On July 15, 2002, we granted options to purchase an aggregate of 75,342 shares of our common stock at an exercise price of $0.365 per share, to the same consultant. On December 12, 2002, we reduced the exercise price of these options to $0.0347 per share.

(d) From December 30, 2001 through March 31, 2004, we granted options to purchase 1,358,903 shares of common stock to employees, directors and consultants under our 2001 stock incentive plan at exercise prices ranging from $0.0347 to $6.21 per share. As of March 31, 2004, of the 1,358,903 options granted, 1,053,391 remain outstanding, 251,226 shares of common stock have been purchased pursuant to the exercise of stock options for aggregate consideration of $8,711 and 54,287 shares have been cancelled and returned to the 2001 stock incentive plan option pool.

(e) On May 31, 2004, we issued 2,739 shares of our common stock to an accredited investor in exchange for the transfer to us of rights to certain domain names.

      The offers, sales and issuances of the securities described in paragraphs (a), (b), (c) and (e) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (a), (b), (c) and (e) were accredited (with the exception of the consultant referred to in paragraph (c), which was a marketing company that qualified as a sophisticated person) and had adequate access, through employment, business or other relationships, to information about us.

      The offers, sales and issuances of the options and common stock described in paragraph (d) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2001 stock incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1**	Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3	.2**	Restated Bylaws to be in effect upon the closing of this offering.
3	.3**	Amended and Restated Certificate of Incorporation, dated as of October 16, 2001.
3	.4**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated as of March 4, 2004.
3	.5**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated as of July 16, 2004.
3	.6**	Bylaws, dated as of September 25, 2001.
4	.1***	Form of Common Stock Certificate.
5	.1**	Opinion of Morrison & Foerster LLP.
10	.1**#	Form of Indemnification Agreement between us and each of our directors and officers.
10	.2**#	2001 Stock Incentive Plan.
10	.3**#	2004 Stock Incentive Plan.
10	.4**	GNU General Public License.
10	.5**†	StarOffice Software OEM License and Distribution Agreement, dated as of June 29, 2002, by and between Lindows, Inc. and Sun Microsystems, Inc.
10	.6**†	Revolving Line of Credit Agreement, dated as of July 29, 2002, by and between Lindows, Inc. and Michael Robertson, as amended on February 12, 2004.
10	.7**†	Software Distribution Agreement, dated as of March 17, 2003, by and between Lindows, Inc. and Livin’ On The Edge, Co., Ltd., d/b/a livedoor Co., Ltd.
10	.8**†	StarSuite Software OEM License and Distribution Agreement, dated as of June 17, 2003, by and between Lindows, Inc. and Sun Microsystems, Inc.
10	.9**†	Lindows Partnership License Agreement, dated as of September 21, 2003, by and between Lindows, Inc. and Seagate Technology LLC.
10	.10**†	Standard Office Lease, dated as of September 30, 2003, by and between Lindows, Inc. and Arden Realty Finance V, LLC.
10	.11**	Lindows License Agreement, dated as of November 25, 2003, by and among Lindows, Inc., Synnex Corporation and Synnex Canada Limited.

Number		Description

10	.12**†	Lindows CD Bundling and Distribution Agreement, dated as of January 1, 2004, by and between Lindows, Inc. and Albatron Technology Co., Ltd.
10	.13**†	Territorial Software Distribution Agreement, dated as of April 12, 2004, by and between Lindows, Inc. and Questar Srl.
10	.14**†	Territorial Software Distribution Agreement, dated as of April 14, 2004, by and between Lindows, Inc. and livedoor Co., Ltd.
10	.15**†	Addendum to Partnership License Agreement, dated as of April 15, 2004, by and between Lindows, Inc. and Seagate Technology LLC.
10	.16**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Michael L. Robertson.
10	.17**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Kevin B. Carmony.
10	.18**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Chad H. Olson.
10	.19**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Thomas C. Welch.
10	.20**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Michael L. Robertson.
10	.21**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Kevin B. Carmony.
10	.22**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Chad H. Olson.
10	.23**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Thomas C. Welch.
10	.24**	Confidential Settlement Agreement and Mutual Release of Claims, dated as of July 16, 2004, by and between Microsoft Corporation and Lindows, Inc.
23.1		Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
23	.2**	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23	.3**	Consent of International Data Corporation.
24	.1**	Powers of attorney.

*	To be included by amendment.

**	Previously filed.

***	Incorporated by reference to Exhibit 4.1 to the Form 8-A (File No. 000-50877) that we filed on July 29, 2004.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

      (b) Financial Statement Schedules

      Schedule II Valuation and Qualifying Accounts and Reserves

	Year ended December 31, 2003

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$661,366	$—	$(38,050)	$623,316

Valuation allowance on deferred tax assets	$3,409,590	$1,643,227	$—	$5,052,817

	Year ended December 31, 2002

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$—	$661,366	$—	$661,366

Valuation allowance on deferred tax assets	$516,773	$2,892,817	$—	$3,409,590

For the period July 24, 2001 (inception) to
December 31, 2001

	Beginning	Charged to costs		Ending
	balance	and expenses	Deductions	balance

Allowance for doubtful accounts	$—	$—	$—	$—

Valuation allowance on deferred tax assets	$—	$516,773	$—	$516,773

      All other schedules of which provision is made in the applicable regulation of the Securities and Exchange Commission have been omitted because the information is disclosed in the Consolidated Financial Statements or because such schedules are not required or are not applicable.

Item 17.	Undertakings

      The undersigned hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this amendment no. 3 to registration statement (no. 333-114614) to be signed on our behalf by the undersigned, thereunto duly authorized, in San Diego, California, on August 3, 2004.

LINDOWS, INC.

By:	/s/ MICHAEL L. ROBERTSON

Michael L. Robertson
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 3 to registration statement (no. 333-114614) has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL L. ROBERTSON Michael L. Robertson	Chief Executive Officer & Chairman (Principal Executive Officer)	August 3, 2004

* Kevin B. Carmony	President, Chief Operating Officer and Director	August 3, 2004

/s/ CHAD H. OLSON Chad H. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)	August 3, 2004

* Rex E. Bosen	Director	August 3, 2004

* David S. Buzby	Director	August 3, 2004

* Robin D. Richards	Director	August 3, 2004

*By: /s/ MICHAEL L. ROBERTSON Michael L. Robertson Attorney-in-fact

EXHIBIT INDEX

Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1**	Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3	.2**	Restated Bylaws to be in effect upon the closing of this offering.
3	.3**	Amended and Restated Certificate of Incorporation, dated as of October 16, 2001.
3	.4**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated as of March 4, 2004.
3	.5**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated as of July 16, 2004.
3	.6**	Bylaws, dated as of September 25, 2001.
4	.1***	Form of Common Stock Certificate.
5	.1**	Opinion of Morrison & Foerster LLP.
10	.1**#	Form of Indemnification Agreement between us and each of our directors and officers.
10	.2**#	2001 Stock Incentive Plan.
10	.3**#	2004 Stock Incentive Plan.
10	.4**	GNU General Public License.
10	.5**†	StarOffice Software OEM License and Distribution Agreement, dated as of June 29, 2002, by and between Lindows, Inc. and Sun Microsystems, Inc.
10	.6**†	Revolving Line of Credit Agreement, dated as of July 29, 2002, by and between Lindows, Inc. and Michael Robertson, as amended on February 12, 2004.
10	.7**†	Software Distribution Agreement, dated as of March 17, 2003, by and between Lindows, Inc. and Livin’ On The Edge, Co., Ltd., d/b/a livedoor Co., Ltd.
10	.8**†	StarSuite Software OEM License and Distribution Agreement, dated as of June 17, 2003, by and between Lindows, Inc. and Sun Microsystems, Inc.
10	.9**†	Lindows Partnership License Agreement, dated as of September 21, 2003, by and between Lindows, Inc. and Seagate Technology LLC.
10	.10**†	Standard Office Lease, dated as of September 30, 2003, by and between Lindows, Inc. and Arden Realty Finance V, LLC.
10	.11**	Lindows License Agreement, dated as of November 25, 2003, by and among Lindows, Inc., Synnex Corporation and Synnex Canada Limited.
10	.12**†	Lindows CD Bundling and Distribution Agreement, dated as of January 1, 2004, by and between Lindows, Inc. and Albatron Technology Co., Ltd.
10	.13**†	Territorial Software Distribution Agreement, dated as of April 12, 2004, by and between Lindows, Inc. and Questar Srl.
10	.14**†	Territorial Software Distribution Agreement, dated as of April 14, 2004, by and between Lindows, Inc. and livedoor Co., Ltd.
10	.15**†	Addendum to Partnership License Agreement, dated as of April 15, 2004, by and between Lindows, Inc. and Seagate Technology LLC.
10	.16**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Michael L. Robertson.
10	.17**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Kevin B. Carmony.
10	.18**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Chad H. Olson.
10	.19**#†	Employment Agreement, dated as of April 19, 2004, by and between Lindows, Inc. and Thomas C. Welch.
10	.20**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Michael L. Robertson.
10	.21**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Kevin B. Carmony.

Number		Description

10	.22**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Chad H. Olson.
10	.23**#	First Amendment to Employment Agreement, dated as of June 8, 2004, by and between Lindows, Inc. and Thomas C. Welch.
10	.24**	Confidential Settlement Agreement and Mutual Release of Claims, dated as of July 16, 2004, by and between Microsoft Corporation and Lindows, Inc.
23.1		Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
23	.2**	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
23	.3**	Consent of International Data Corporation.
24	.1**	Powers of attorney.

*	To be included by amendment.

**	Previously filed.

***	Incorporated by reference to Exhibit 4.1 to the Form 8-A (File No. 000-50877) that we filed on July 29, 2004.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.